4/14

Follow-Up Materials



06012557

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME CSM NV

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 17 2006
THOMSON FINANCIAL

FILE NO. 82- 34886 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 4/17/06

CSM

ANNUAL REPORT 2005


PROMOTION

82-34886



CSM

ANNUAL REPORT 2005

CONTENTS

This annual report is also available in Dutch. In the event of textual inconsistencies between the English and the Dutch version, the latter shall prevail.

Dit jaarverslag is ook verkrijgbaar in het Nederlands. In geval van tekstuele afwijkingen tussen de Engelse en de Nederlandse versie, prevaleert laatstgenoemde.

Unipro Bakery is the Benelux division of CSM Bakery Supplies Europe, and is known by its clients for its innovation, quality and service mindedness. Consumer trends and client needs are used to concept innovative new products and services – all of which could be seen at the successful Horecava, the largest OOH market fair in the Benelux.



PROMOTION



PROMOTION

'The newly launched product innovations are well received by the visitors to the Horecava, after all, innovation is Unipro Bakery's biggest strength.'

GERT DE KOOTER,
SALES MANAGER, OUT OF HOME NEDERLAND

COMPANY PROFILE

- CSM is an internationally operating company engaged in the development, production, sale and distribution of bakery supplies and food ingredients.
- CSM's main product groups include bakery ingredients and products, lactic acid and sugar.
- CSM operates mainly in the business-to-business market (bakery ingredients and products, lactic acid and sugar) and, to a lesser extent, the consumer market (sugar).
- CSM is committed to realizing profitable growth through autonomous growth and acquisitions whilst maintaining a solid financial position.
- CSM operates mainly in Europe and North America but is also based in South America and Asia.
- On 31 December 2005, the total CSM workforce numbered 8,458 with 7,271 employed outside the Netherlands.
- CSM is listed on Euronext Amsterdam N.V.

General

FOREWORD

CSM has traditionally been a sound company with steady growth in its corporate results. In recent years, however, the results have been disappointing and were again so in 2005 – though the second half-year showed an improvement. As the new CEO, it is my job to improve the results as soon as possible by projecting a clear vision, pursuing a robust policy, and delivering transparent results.

With a sharper strategic policy (3S Program) aimed at leveraging the market leading positions of Bakery Supplies and PURAC we will reinforce CSM not only by lowering costs but also by changes to the culture and structure, so that we can focus on the realization of organic growth.
It is with this in mind that we have decided to explore the possibilities of selling the Sugar Division, not only because we cannot gain a leading position in the sugar market but also because the new EU Sugar Regulation will put pressure on the results of an operator of our size.

A completely new management team has been installed in the past year to speed up all these strategic changes. The new team has a stronger operational focus, which has triggered a cultural change within the company. The strategic choices and cultural changes have brought a new momentum to the company, which is setting strong challenges for our personnel. We therefore will continue to invest in strengthening our company in the years ahead by training many loyal employees and by attracting talent from outside.

The 3S Program has led to innumerable changes in many operating companies, all of them geared to greater efficiency and stronger growth. The effects of the various projects – particularly the reorganizations – will become most apparent in 2006-2008, though the first results were already visible in the second half of 2005, when we achieved savings of € 19 million.

The 3S Program involves an exceptional charge of € 120 million arising from reorganization costs until the end of 2007. Half of this sum has been charged to the past financial year. Starting from 2008, these reorganizations will generate at least € 110 million in annual cost savings, € 60 million of which will be reinvested to bolster autonomous growth and innovation, while the rest will be credited to the operating result.

Some examples of the measures we have undertaken under the 3S Program include:

- The recent closure of three sites and the merger of activities at Délices de la Tour in France will lead to cost savings. At the same time, we have invested in two new production lines, one of which is for a totally new type of product called stone-baked bread. This way we are capitalizing on the growing demand across Western Europe for special, premium bread products.
- The merger of three operating companies in the US to form one efficient company, H.C. Brill, enabled us to strengthen our market position. Synergy benefits were generated by combining two sales channels (in-store and out-of-home) into one single company.

All in all, nine factories have been closed within the strategic 3S framework and a further three are scheduled for restructuring. Further restructurings will be in line with the manufacturing footprints, which will optimize the divisional supply chains on the basis of an integrated approach. Purchasing and logistics will be controlled by the same integrated approach which led to the installation of a European procurement structure at the end of October. Here too, we can discern the first benefits of economies of scale.

Despite the focus on cost reductions, the corporate priority is to generate organic growth. Of course, we are constantly reviewing our product portfolio and have decided to concentrate solely on the two activities which have strong, leading and strategic market positions in the world: Bakery Supplies and PURAC. We are convinced that we can create sustainable value with both divisions. There are plenty of opportunities to build on our leading position in Bakery Supplies. There are also excellent openings at PURAC to leverage its clear market leadership in lactic acid and lactic acid derivatives. Both divisions are well positioned to respond to the various consumer and customer trends, including the growing demand for healthier and natural products with service and innovative power being the differentiating capabilities.

For Bakery Supplies, which operates in stable markets, our strategic program means continuing on the course towards profit improvement and consolidation. Besides streamlining our organization to leverage our scale and drive down costs, there will be particular emphasis on new products in those segments with higher added value. The aim is to strengthen our innovative capabilities in order to triple our turnover from new products in the coming years. Although healthy food and convenience foods, like frozen almost-ready products (specialties), form important pillars for growth, bread and patisserie ingredients will continue to play a key role in our product portfolio. We intend to target specific markets in Latin America and Asia with our expertise and selected products. We recently started selling bakery ingredients in Mexico.

I am convinced that the upward trend in the results of Bakery Supplies in North America is due to its customer-oriented approach and the improvements implemented over the last year. In Europe, using the knowledge gained in North America, the restructuring programs have laid a healthy foundation. All in all, this gives me confidence that Bakery Supplies will achieve its targets for 2008.

For PURAC, which operates in a strong growth market, the strategic 3S Program means not only more targeted innovation, but certainly cost reductions as well. We expect that, with this focus, PURAC will soon resume the trend in profit growth, partly as a result of its leading position on the global market and its superior knowledge of fermentation processes and the applications in the market. The savings in the costs not only come from restructuring but also from raw material optimizations, efficiency improvements in factories, and procurement and logistics optimizations. In addition, the factory in Thailand, which is due to go into operation at the end of 2007, will form an excellent basis for low-cost, highly competitive operation in Asia.

PURAC will be organized in such a way that the customer will take a more central place in the service and innovation strategy. We expect that this will enable PURAC to take a more pro-active leadership position and achieve the targeted returns by 2008.

We have improved our financial structure in the past year. We have considerably reduced our debt position and distributed over € 200 million to shareholders through dividends and the repurchase of company shares. The strategic initiatives as outlined above, will allow us to optimize our balance sheet still further. We intend to return up to € 250 million to our shareholders in 2006, consisting of dividends and share buy backs.

In short, although a lot has happened in the past year, there's still a lot on the agenda. With so many opportunities for financial improvement by leveraging our market-leading positions to generate growth we can look forward to the future with confidence. Together with our employees we will make every effort to make CSM more responsive, dynamic and decisive.

Gerard Hoetmer
Chief Executive Officer

GROUP STRUCTURE

as at 1 March 2006

CSM NV

CSM BAKERY SUPPLIES EUROPE

main product groups

- bakery ingredients and products

operating companies

- BakeMark Danmark
- BakeMark Deutschland
- BakeMark Hellas
- BakeMark Ibérica
- BakeMark Ingrédients France
- BakeMark International
- BakeMark Italia
- BakeMark Magyarország
- BakeMark Polska
- BakeMark UK
- Bender-Iglauer Backmittel
- Carels Goes
- Délices de la Tour
- Margo-BakeMark Schweiz
- Unipro Benelux

CSM BAKERY SUPPLIES NORTH AMERICA

main product groups

- bakery ingredients and products

operating companies

- American Ingredients Company
- BakeMark Ingredients Canada
- BakeMark USA
- Caravan Products
- H.C. Brill
- CSM Bakery Supplies Mexicana
- QA Products

PURAC

main product groups

- lactic acid and lactic acid derivatives, gluconic acid and gluconates, biomaterials, lactitol and xylitol

operating companies

- PURAC America
- PURAC Asia Pacific
- PURAC biochem
- PURAC bioquímica
- PURAC China
- PURAC Deutschland
- PURAC France
- PURAC glucochem
- PURAC Hungary
- PURAC Japan
- PURAC Korea
- PURAC Polska
- PURAC Production USA
- PURAC Russia
- PURAC sínteses
- PURAC UK
- PGLA-I (50%)

CSM SUGAR

main product groups

- [illegible]

operating companies

- CSM Suiker



From left to right: R.P. Plantenberg, N.J.M. Kramer, G.J. Hoetmer, G.J. van Nieuwenhuyzen

GROUP MANAGEMENT

Supervisory Board

P. Bouw (1941), *Chairman*

M.P.M. de Raad (1945), *Vice Chairman*

Prof. L.A.A. van den Berghe (1951)

R. Pieterse (1942)

W. Spinner (1948)

Prof. A.H.C.M. Walravens (1940)

Board of Management

G.J. Hoetmer (1956), *Chairman*

N.J.M. Kramer (1959), *CFO* *

G.J. van Nieuwenhuyzen (1959) *

R.P. Plantenberg (1951) *

J.W.E. van der Klaauw (1955), *Company Secretary*

Division Directors

G.J. Hoetmer (1956), *CSM Bakery Supplies Europe*

R.P. Plantenberg (1951), *CSM Bakery Supplies North America*

G.J. van Nieuwenhuyzen (1959), *PURAC*

A.J. Markusse (1959), *CSM Sugar*

* Nominated for appointment by General Shareholders' Meeting on 26 April 2006

KEY FIGURES

millions of euros


Net turnover*
4000
3600
3200
2800
2400
2000
1600
1200
800
400
0
95/96 96/97 97/98 98/99 99/00 00/01 01/02 2003 2004 2005


Net turnover by region 2005
Other countries (4.4%)
The Netherlands (10.4%)
Rest of Europe (42.4%)


Operating result from continuing operations*
300
270
240
210
180
150
120
90
60
30
0
95/96 96/97 97/98 98/99 99/00 00/01 01/02 2003 2004 2005


Net turnover by division 2005
Sugar (8.6%)
PURAC (10.7%)
Bakery Supplies North America (39.2%)


Result after taxes from continuing activities*
200
180
160
140
120
100
80
60
40
20
0
95/96 96/97 97/98 98/99 99/00 00/01 01/02 2003 2004 2005

* Previous years have not been recalculated for the effects of system changes. The financial figures for 2005 are in compliance with IFRS, the figures for previous years are in compliance with NL GAAP.

millions of euros	2005	2004
Net turnover	2,618	2,732
Operating result from continuing operations	134	198
Result after taxes from continuing activities	55	105
Result after taxes from continuing and discontinued operations	423	160
Cash flow from operating activities	79	190
Depreciation fixed assets from continuing activities	76	78
Capital expenditure on fixed assets from continuing activities	99	108
Shareholders' equity	946	807
Market capitalization	1,644	1,744
euros		
Per ordinary share		
Earnings from continuing operations	0.75	1.29
Earnings from continuing and discontinued operations	5.72	2.01
Dividend	0.80	0.80
Cash flow from operating activities	1.07	2.48
Shareholders' equity [1]	13.26	10.60
Share price as at 31 December	23.03	22.92
Highest price in calendar year	26.96	24.00
Lowest price in calendar year	20.87	16.92
Ratios		
ROS % [2]	5.1	7.3
Result after taxes from continuing activities/net turnover %	2.1	3.8
ROCE excluding goodwill % [3]	16.2	23.5
ROCE including goodwill % [4]	6.9	10.1
Dividend pay-out ratio	14.0	39.8
Interest cover [5]	3.7	4.3
Balance sheet total : shareholders' equity	1 : 0.4	1 : 0.3
Net debt position : shareholders' equity [6]	1 : 2.2	1 : 0.9
Current assets : current liabilities	1 : 0.6	1 : 0.8
Net debt position/EBITDA [7]	1.8	2.8
Number of employees	8,458	13,242
Number of issued ordinary shares	78,354,449	80,866,886
Number of ordinary shares outstanding with third parties [8]	71,371,595	76,073,681
Number of ordinary shares with dividend rights	71,371,595	76,073,681
Weighted average number of outstanding ordinary shares	74,061,602	76,485,850

1. Shareholders' equity per share is shareholders' equity divided by the number of ordinary shares with dividend rights.
2. ROS is the operating result from continuing operations divided by net turnover x 100.
3. ROCE excluding goodwill is the operating result for the year divided by the average capital employed excluding goodwill x 100.
4. ROCE including goodwill is the operating result for the year divided by the average capital employed including goodwill x 100. This takes account of all acquisitions since 1978, the year when CSM started the diversification process.
5. Interest cover is the operating result before exceptional items divided by net interest income and charges.
6. Net debt position is the interest-bearing debts minus cash and cash equivalents.
7. EBITDA is "Earnings Before Interest, Taxes, Depreciation and Amortization", or "Operating result before depreciation of fixed assets and before exceptional items".
8. Number of shares outstanding with third parties is the number of issued ordinary shares minus the repurchased but not yet withdrawn shares.

FINANCIAL STATEMENTS, 1 JANUARY 2005 – 31 DECEMBER 2005

The financial statements prepared by the Board of Management for financial year 2005 have been audited and certified by PricewaterhouseCoopers Accountants N.V. The auditors discussed their findings on the financial statements with the Supervisory Board. The Supervisory Board has accepted the financial statements and recommends that they be adopted by the General Shareholders' Meeting.

MEETINGS OF THE SUPERVISORY BOARD

During the report year the Supervisory Board met five times in the presence of the Board of Management. The discussions at these ordinary meetings covered frequently recurrent topics, such as the strategy, the CSM portfolio, developments in the results, business developments in the divisions and the operating companies, the trends in the markets where CSM operates, key investments including the construction of a lactic acid plant in Thailand, the group risks, the internal control systems, corporate governance including the Tabaksblat Code, the organizational structure, management development, the acquisition and divestment policy, the financial statements, and the annual report. In the past year, attention was paid specifically to CSM's strategic direction, developments at PURAC and CSM Bakery Supplies Europe, and the EU Sugar Regulation.
Prior to the ordinary meetings with the Board of Management the Supervisory Board meets in the absence of the Board of Management to discuss, amongst others, developments in the results, and the profile, composition and performance of the Board of Management.
The Supervisory Board also evaluates its own performance and that of its members. Focus points include expertise, independence, integrity, critical ability, and a balanced composition of the Board.
In October 2005 the Supervisory Board visited the factory of Carels in Goes, the Netherlands.

COMPOSITION OF THE SUPERVISORY BOARD

Mr M. Ververs resigned his post as supervisory director after the annual General Shareholders' Meeting on 20 April 2005. CSM is deeply indebted to Mr Ververs, who has been a continued source of inspiration since his appointment in 1993.

Ms Prof. L.A.A. van den Berghe will resign by rotation after the General Shareholders' Meeting on 26 April 2006. Ms Van den Berghe will be nominated for reappointment.

Mr Prof. A.H.C.M. Walravens will also resign his post as supervisory director after the next General Shareholders' Meeting. CSM is deeply indebted to Mr Walravens for his balanced and erudite input during his 12 years as supervisory director. As Mr Walravens will not be succeeded, the number of Supervisory Board members will be reduced from six to five.

In the judgment of the Supervisory Board all its members are independent as understood by the Tabaksblat Code.

COMPOSITION OF THE BOARD OF MANAGEMENT

The General Shareholders' Meeting of 20 April 2005 approved the appointment of Mr G.J. Hoetmer to succeed Dr J.A.J. Vink as Chairman of the Board of Management on 1 May 2005. Between 1980 and his appointment at CSM, Mr Hoetmer (49, Dutch nationality) held various positions at Unilever. Most recently he was employed as Vice President Supply Chain and member of the Unilever Foods Executive. His extensive knowledge and experience of the food industry fit in perfectly with the business operations of CSM.

Mr Vink has been a member of the Board of Management since 1 April 1995, as Vice Chairman since 1 April 1996 and as Chairman since 1 April 1997. He had a long successful track record at CSM. He began his career in 1983 as director of PURAC. From 1987 till his appointment to the Board of Management he was divisional director of the then CSM Biochemicals Division (bakery ingredients and PURAC). Mr Vink has been the driving force in growing CSM's operations in bakery ingredients and biochemicals. Because of his vision and perseverance, amongst others, he was of great importance to CSM. For this, we are very grateful to Mr Vink.

Ahead of his official retirement date in December 2005, Mr Olieman per 1 May 2005 also resigned as member of the Board of Management. Mr Olieman was appointed to the Board of Management on 1 April 1995, after joining as agricultural director in 1985. From 1988 till the end of 2003, Mr Olieman bore overall responsibility for the sugar operations. We are very grateful to Mr Olieman for his significant contribution to the development of CSM.

In August 2005 Mr R.R. Hendriks announced that he would be resigning from the Board of Management to assume a position outside CSM. Mr Hendriks, who left on 31 December, was Chief Financial Officer for over 5 years. We are grateful to him for his commitment and contribution to CSM.

On 1 December 2005 the Supervisory Board announced that it would be nominating Mr N.J.M. Kramer for appointment to the Board of Management at the annual General Shareholders' Meeting on 26 April 2006. Prior to joining CSM on 1 December 2005, Mr Kramer (46, Dutch nationality) was, for a short time, interim financial director at Vroom & Dreesmann, part of the Vendex/KBB Group. From 1993 till 2004 he was employed at Wessanen, the last 5 years as Chief Financial Officer and member of the Executive Board. Mr Kramer succeeded Mr Hendriks as Chief Financial Officer on 1 January 2006.

It was also announced on 1 December 2005 that the CSM top management would be joined by two new members, Messrs R.P. Plantenberg (54) and G.J. van Nieuwenhuyzen (46), who will be nominated for appointment to the Board of Management at the annual General Shareholders' Meeting on 26 April 2006.

Mr Plantenberg (Dutch nationality) has been divisional director of CSM Bakery Supplies North America since 1 July 2004. He held various positions at Unilever from 1977 and joined CSM in 2000 when it took over Unilever's European Bakery Supplies activities. At that time Mr Plantenberg was general director of Unilever's Bakery Supplies activities in Germany.

Mr van Nieuwenhuyzen (Dutch nationality) has been with CSM since August 2001 and is divisional director of PURAC. Before joining CSM he held various positions at Rexam, DSM, McKinsey & Company, and Shell.

Messrs Plantenberg and Van Nieuwenhuyzen will continue in their present position as divisional directors after their appointment to the Board of Management.

The Supervisory Board has every confidence that, with the appointment of Messrs Kramer, Van Nieuwenhuyzen and Plantenberg, the Board of Management under the chairmanship of Mr Hoetmer will be adequately equipped.

COMMITTEES OF THE SUPERVISORY BOARD

Audit Committee

The Audit Committee, consisting of Mr R. Pieterse (Chairman), Ms L.A.A. van den Berghe and Mr A.H.C.M. Walravens, met three times in 2005. The agenda at these meetings covered, amongst others, the annual and half-year figures and the accompanying press releases, internal control, the risk management systems, IFRS, and the role of the internal and external auditors.

Nomination Committee

The Nomination Committee, consisting of Messrs P. Bouw (Chairman), M.P.M. de Raad and W. Spinner, met several times in 2005. The agenda at these meetings covered the composition of the Supervisory Board and the Board of Management, and relevant succession issues.

Remuneration Committee

The Remuneration Committee, consisting of Messrs M.P.M. de Raad (Chairman), P. Bouw and W. Spinner, met three times in 2005. It discussed the severance arrangements for former members of the Board of Management, the adjustments to the remuneration policy submitted to the General Shareholders' Meeting in 2005, the proposed remuneration for Messrs Kramer, Van Nieuwenhuyzen and Plantenberg, performance criteria, targets for 2006, and, in respect of methodology, alignment of the remuneration policy for senior management with the Board of Management.

Employment Contracts and Severance Arrangements for Former Members of the Board of Management

Conditions

Messrs Vink, Olieman and Hendriks had been appointed for an indefinite period. The employment contracts of the members of the Board of Management stipulated that, in the event of non-voluntary resignation, the individual concerned would receive severance pay amounting to twice the last earned gross annual salary and the set bonus. A second provision allowed for the continuation of pension rights for a period of two years. The employment contract of Mr Vink has been terminated on 30 November 2005. Upon resignation Mr Vink received severance pay of € 1,357,832 – in keeping with the provisions of the contract. Furthermore, the contributions to Mr Vink's pension plan will be continued as if he would remain in employment until the end of 2007.

The employment contract of Mr Olieman ended on 31 December 2005, the official date of his retirement. The employment contract of Mr Hendriks ended on 31 December 2005. The former members of the Board of Management are entitled to a (pro rata) bonus payment with respect to 2005 under the bonus scheme applicable to them. Bonuses to former members of the Board of Management were linked to the trend in earnings per share.
Prior to the introduction of the current policy share options were granted subject to the increase in earnings per share. Therefore, no share options were granted in 2005.
In deviation from the Tabaksblat Code, the severance pay for Mr Hoetmer and the new members of the Board of Management in the event of non-voluntary resignation can amount to a maximum of 1.5 times the sum of the annual fixed salary and the most recently determined short-term incentive. This severance arrangement must be seen partly in the context of the total package of conditions of employment and also the market conditions.

Remuneration Policy
In respect of employment conditions, terms of appointment and terms of notice for current and new members of the Board of Management, the Supervisory Board has sought – within legal constraints – as much guidance as possible in the recommendations of the Tabaksblat Commission. There will still be scope for deviation in exceptional circumstances. Needless to say, any such deviation will be properly accounted for.

Upon the appointment of the new Chairman of the Board of Management the Supervisory Board implemented a change to the remuneration policy. On the one hand, our aim is to provide an attractive package that is market-compliant while, on the other hand, more challenging performance criteria for individual members and the Board of Management as a whole will be linked to both the short-term and long-term objectives of the company.

To compare the overall level and composition of the package, support was sought in a reference group of Dutch companies operating internationally in the same sectors (food, food ingredients, retail), and in the practices of AEX/AMX-listed companies which are similar to CSM in size and complexity.


Package before 1 May 2005
Package after 1 May 2005
100%
80%
70%
60%
50%
40%
30%
20%
10%
0%
median
total fixed STI LTI pension

The total value of the package (fixed salary, short-term incentive (STI), long-term incentive (LTI), and pension plan) has been determined in relation to the median of this benchmark.

The variable income (STI + LTI) forms a key part of the total package; the performance criteria to which STI and LTI are related represent the most important elements that lead to value creation and increased shareholders' value in the short and long term respectively.

With this remuneration policy CSM aims to fully comply with the provisions on principles and best practices in the Tabaksblat Code.
The policy has been explained and adopted at the General Shareholders' Meeting in 2005.

The remuneration package is built up as follows.

Fixed Salary
The fixed salary is determined around the median for members of the Board of Management of similar companies (food, food ingredients, retail sectors). It is annually adjusted in line with relevant developments in the market.

- **Short-Term Incentive (STI)**
  The annual bonus is linked to a weighting to be determined annually as well for the following performance criteria: earnings per share (EPS), ROS, cash flow from business operations, and personal objectives. Furthermore, the maximum bonus level that can be

reached has been adjusted based on the above-mentioned benchmark. Realization of the objectives at an 'on target' level confers the right to a bonus of 50% of the fixed salary. The degree to which the objectives have been realized is partly determined by the financial statements audited by the external auditor. No bonus is awarded if less than 85% of the ambition levels for the objectives are realized. The table below provides more details.

- **Long-Term Incentive (LTI)**
  As intended the Supervisory Board introduced a new LTI plan in the form of a share plan including a performance criterion that is linked to the creation of shareholders' value: 'Total Shareholder Return' (TSR).

Members of the Board of Management will be provisionally granted a share package every year as part of a three-year cycle. The value of this package will equal 40% of the fixed salary. The number of shares that will vest at the end of the three-year assessment period will depend on the result of CSM. For this, Total Shareholder Return will be used. Depending on the TSR position in a reference group (peer group) which has been previously defined by the Supervisory Board, the number of shares will be multiplied by the LTI factor (1.5; 1.25; 1; 0.5; 0). To settle income tax commitments 52% may be sold after this three-year period. The remainder stays for another two years in deposit. Dividend will be added during the total period of five years. The peer group consists of companies which are similar to CSM in terms of operations, size and geographical distribution. The group consists of Danisco, ABF, Kerry Group, Wessanen, General Mills, IAWS Group, ADM, Südzucker, Tate & Lyle, and Ebro Puleva.

Pension Plan
The pension plan for members of the Board of Management is based on the defined contribution principle. The premiums will be charged to the company. The portion of the premium in 2005 that should enable executives to retire at the age of 62, will be included in the total remuneration package as of 2006. The total costs and value of the remuneration mix will remain unchanged.

Other Employment Conditions
The corporate policy is geared to providing a market-compliant package comprising an appropriate expense account, a company car, and use of a telephone. The company has also taken out accident insurance and liability insurance for the members of the Board of Management.

No loans, advances or guarantees are issued to them. A restrictive policy applies to additional positions; acceptance of additional positions must be explicitly approved by the Supervisory Board.

To compensate for the disappearance of the early retirement scheme we intend to add a Commitment Award to the remuneration package of members of the Board of Management in 2006. The Commitment Award is an arrangement under which the granted shares will be blocked until the member of the Board of Management leaves the organization. We have opted for this type of compensation in order to further link the interests of the members of the Board of Management to those of the shareholders.

	STI realized compared with target	Target 1 realized (EPS)	Target 2 realized (ROS)	Target 3 realized (cashflow improvement)	Target 4 realized (personal objectives)	Maximum bonus level as % of fixed salary
	< 85%	0%	0%	0%	0%	0%
	85-89%	3%	2.5%	2.5%	2%	10%
	90-94%	7.5%	6.25%	6.25%	5%	25%
n target'	95-104%	15%	12.5%	12.5%	10%	50%
	105-114%	18.75%	15.625%	15.625%	12.5%	62.5%
	≥ 115%	22.5%	18.75%	18.75%	15%	75%

The proposal to introduce the Commitment Award will be submitted to the General Shareholders' Meeting on 26 April 2006 for approval. We intend to introduce a similar arrangement for senior management, also to compensate for the disappearance of the early retirement scheme.

See page 89 for an overview of the individual remuneration for the members of the Board of Management; see page 89 for the awarded numbers of share options.

See page 90 for the remuneration for the individual members of the Supervisory Board.

We are very grateful to the Board of Management and all CSM staff for their commitment and efforts in the past turbulent year. A year which saw the sale of an important CSM division, Sugar Confectionery, and the complete renewal of the Board of Management. Also, in February 2006, it was announced that we would explore the possibilities of selling our CSM Sugar Division to further sharpen our strategic focus. This was a difficult decision but we strongly believe that this new course is vital for CSM. Only by bringing further focus in our strategy in addition to a more direct steering of our companies will it be possible to create value and hence continuity for our stakeholders.

Diemen, the Netherlands, 28 February 2006

On behalf of the Supervisory Board
P. Bouw, *Chairman*

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Report of the Board of Management

MAIN DEVELOPMENTS IN 2005

- Building a platform for future growth and profit improvement was the key focus point in 2005.
- The 3S Program (Strong company, Sharp team, Solid performance) was launched and a brand new management team was installed in the past year.
- CSM anticipates a reorganization charge of € 120 million for the 2005-2007 restructuring program, € 57.7 million of which was taken in the past year. The restructuring program delivered € 19 million in savings in 2005. Next to reinforcement of competitiveness and investments in innovation the program will lead to an annual improvement of € 50 million in the operating result as of 2008.
- The sale of Sugar Confectionery was completed yielding a book profit of € 365.4 million.
- The result after taxes before exceptional items amounted to € 80.8 million (2004: € 99.9 million).
- The result after taxes including exceptional items amounted to € 55.3 million (2004: € 104.8 million).
- The result after taxes from continuing and discontinued operations was € 423.4 million.
- Earnings per share from continuing operations before exceptional items amounted to € 1.09 (2004: € 1.23). Including exceptional items EPS was € 0.75 (2004: € 1.29).
- Earnings per share including discontinued operations amounted to € 5.72.
- The results of CSM Bakery Supplies Europe were disappointing mainly due to adverse business developments at BakeMark UK and Délices de la Tour (France).
- CSM Bakery Supplies North America improved its operating result before exceptional items (in USD) by 11% thanks, amongst others, to good results at Caravan and Brill, the successful reorganization of the distribution operations, and the integration of Henry&Henry and Baker&Baker in H.C. Brill.
- PURAC saw its operating result fall sharply due to price pressure in the North American market in particular and negative currency effects. The construction of a new production site in Thailand is now underway.
- CSM Sugar realized a more or less flat operating result, excluding exceptional items. The termination of sugar production in Breda and its transfer to Vierverlaten has been completed. CSM Sugar had a good campaign.
- The net debt position improved to € 425.3 million (31 December 2004: € 865.9 million).
- In addition to a dividend pay-out of € 67 million CSM repurchased ordinary shares worth € 112 million and cumulative financing preference shares worth € 30 million.

PROSPECTS

Economic Outlook

In most of the markets in which we operate, growing consumer confidence should have a positive impact on the economy and thus on sales in the specific product-market combinations in which we are active.
Most important for CSM are the European and US Bakery markets. These markets are mature and fluctuate only to a limited extent to changes in the economic climate. Specific sub-segments of these markets such as the premium and indulgent bread and pastry products are premium priced items, the sales of which are influenced by the state of the economy. Being well positioned we will forcefully target these growing market segments.

Since approximately half of our sales are generated in the US, our results are influenced by changes in the exchange rate between US dollar and the euro. While for some time there has been a growing concern about the structural impact the US balance of payments deficit may have on the value of the US dollar, in our projections we have assumed a more or less stable exchange rate.

2005 was a year in which nearly everyone was impacted by rising energy and raw material prices. We, like many other industries were only partially successful in raising our selling prices in order to compensate for this increase in expenses. We have assumed that energy prices will not come down in 2006 and we plan to make up for the lost margin by increasing selling prices.

Business Outlook

As a result of our cost savings program, which should generate cost savings of € 110 million by 2008 – of which € 19 million was achieved in 2005 and of which around € 40 million will be realized in 2006 – both Bakery Supplies and PURAC should see increasing results. Approximately half of the realized cost savings will be reinvested in additional innovation and marketing efforts. The expenses associated with the restructuring programs were € 57.7 million in 2005, and are expected to be around € 40 million in 2006.

In our Bakery Supplies Divisions we expect to see a continuation of the good development in our North American business. Growth in the sales of premium products should be robust based on the various marketing programs we have in place with our customers. 2006 will also be the year in which we will continue to drive towards a further integration of the supply chain in North America that will result in costs being driven out.

Our European activities are not as far along as the North American activities in realizing growth from their business and taking cost out of their supply chain. The process of combined product and marketing program development has started in 2005 but will require the whole of 2006 to see the first effects on the bottom-line. The cost saving actions that started in 2005 and the new ones that will be started in 2006 will have a positive impact on 2006.

PURAC, the market leader in lactic acid, is set to reverse in 2006 the trend of declining results. Concentrating on its core activities and relentlessly cutting expenses that do not add value together with sustained volume growth will realize this. We expect the market for lactic acid to grow in line with historical growth rates of approximately 10%. PURAC's R&D efforts are focused on developing applications for lactic acid and are to a large extent driving market growth. The operating improvements at PURAC will gradually have an effect on the results, but we expect only a limited improvement in its 2006 first half profits.

We have started the process of investigating the possibility of a divestment of our Sugar division. Changes in market conditions and the necessity to focus our company have led to this decision. We expect this process to be finalized in the 2nd half of 2006. The result generated by the Sugar division over the period that we still own the business in 2006 is expected to decline. The changed EU Sugar regulations that have considerably lowered the price level of sugar in the EU are the direct cause for this. Cost reductions will compensate to some extent the lower selling prices.

As we expect to return an amount of € 200 million to our shareholders in 2006, in addition to the dividend for 2005, our interest expenses will rise compared to the 'ordinary' interest expenses in 2005.

For 2006 and the next few years we anticipate our tax rate will be at a level of between 25% and 30%.

STRATEGY

We have recently announced our intention to investigate the possible divestment of our Sugar division. Upon sale of our Sugar division, CSM will consist of two activities: Bakery Supplies and PURAC our bio-chemicals company in the niche market of lactic acid. Both have as market leaders in their respective markets profitable and sustainable positions. However in size their importance for CSM is very different. The bulk of CSM's activities is in our Bakery Supplies division, currently 80% and after a possible divestment of Sugar even close to 90% of CSM's activities are in Bakery Supplies.

In the still unconsolidated Bakery Supplies market we are the leader in most of our markets. Our activities spread across Europe where we operate in 14 countries, mainly in the EU, and in North America, where we are present from coast to coast. In Latin America, CSM Bakery Supplies Mexicana is our first inroad.
In these markets we support the artisan and plant bakers, the in-store bakeries, and specific channels in "out of home". We will focus on those segments which will enable us to leverage our innovative and service-oriented go-to-market strategy.

It is our strategy to exploit our # 1 position by:

- Using our global presence and development skills to bring innovative products to our customers.
- Increasing our focus on a wider set of services to our customers that should enable them to operate more efficiently and boost their sales.
- Streamlining our organization, especially our supply chain, in order to use our scale and drive cost out of our business.
- Consolidating selective European and U.S. markets and entering into new growth markets.

We are positive about the developments in the bakery industry; consumer trends toward health, indulgence and convenience will give opportunities for the bakery industry to grow its business. The current trend towards wholegrain bread products, especially in the US, is confirming the health opportunities. The indulgence trend has led to strong growth in "American Pastries", for which new generations of products are being developed, and in various other sweet and savoury snacking opportunities.

Growing demand for more variety and at the same time a decrease in skills at bakers outside the artisan channel drive our growth of specialty pre-mixes and ready to bake products. On top of this our training and support services are creating a high degree of customer intimacy.

Most visible to the outside world are our restructuring activities aimed at making our supply chain more efficient and effective. By concentrating and specializing manufacturing we can drive cost out of the system and optimise our logistics. At the same time this consolidation has further increased our in-depth knowledge of harmonizing raw materials and ingredients requirements and creates scale advantages for buying.

In 2005 we have announced the closure of 7 manufacturing and 5 distribution sites.

By further consolidating the still highly fragmented bakery supplies market, CSM can create value for our shareholders. Although our focus in 2006 will be predominantly on restoring profitability, bolt-on acquisitions are possible at those parts of our Bakery Supplies business where returns can exceed our cost of capital. The goal of an acquisition should be to improve our market position and to generate a quick return on our investment by integrating it in our supply chain and sales network.

As we intend to be the worldwide market leader for Bakery Supplies we will in time build our position in Latin America and Asia. Where possible, we will be using the PURAC facilities as bridgehead to lower the risks of entering these new markets.

Our PURAC company has a focused strategy of producing and marketing lactic acid. Lactic acid is produced by fermenting carbohydrates like sugar, cornstarch and tapioca. The process developed by PURAC over the last twenty years is highly advanced and very cost competitive, due to the effectiveness of our organisms and the scale of our facilities. Lactic acid is an excellent preservative allowing customers to meet increasing standards of food safety and to prolong shelf lives. It is also an effective natural ingredient in a whole range of products such as detergents, pharmaceutical products, soft drinks, etc. Increasingly, lactic acid is used for its natural and environmentally-friendly nature. This is very visible in products like biodegradable plastics. In addition, the rising oil price and the continuous improvements in a more efficient process are making lactic acid an increasingly attractive alternative for many 'chemical-oriented' ingredients. Historically growth rates are around 10%, we expect this trend to continue. Our efforts in developing new applications for lactic acid are a major source of additional growth of sales.

The strategy of PURAC is to exploit the benefits of being market leader. Through organic growth and substantial cost savings, creation of shareholders value should be realized. We do not foresee growth via acquisitions. If substantial deviations from our plan occur we will search for alternative ways to create shareholder value.

Following the sale of our Sugar division, the days of CSM as a 'food conglomerate' will be over. We will be a focused leader in the bakery supplies and lactic actic markets, creating value by growing our market positions as an innovative and service oriented supplier with an efficient integrated global supply chains.

FINANCIAL OBJECTIVES

We steer the company on the basis of the following criteria:

- ROS, i.e. return on net turnover (operating result expressed as a percentage of net turnover);
- ROCE, i.e. return on capital employed (operating result expressed as a percentage of capital employed including or excluding paid goodwill);
- Economic Profit and Economic Profit Improvement (operating result after deduction of the weighted average cost of equity and debt (WACC), calculated over the average capital employed including paid goodwill). CSM internally applies a WACC of 11% before taxes.

A ROS of *at least* 8.5% and a ROCE including goodwill of *at least* 12% are expected for CSM as a whole in 2008. All companies must show an annual Economic Profit Improvement.

The criteria for each division are differentiated as follows to reflect the differences between the divisions.

	ROS %	ROCE %
CSM Bakery Supplies	8-10	11-13
PURAC	15-20	15-20
CSM Sugar	12-16	25-35

In addition to these financial criteria we apply a set of Key Performance Indicators (KPIs) for each division. These division-specific KPIs support the divisional directors and the Board of Management when assessing the business developments and steering the operations.
External financial criteria are also important in the assessment of the CSM results. In our view the most important ratios are share price/net profit and enterprise value/EBITDA.

CSM'S RISK PROFILE

CSM's operations are characterized by a relatively low risk profile. Large unexpected fluctuations are unlikely to occur in the results.
The main external risk factors which could have a negative effect on the results are:

- The decline of the US dollar against the euro. Out of the four divisions the results of PURAC (transaction and translation effects) and CSM Bakery Supplies North America (translation effect) are most exposed to the effect of fluctuations in the US dollar. A fall of € 0.01 in the exchange rate of the US dollar would have a net negative impact of € 1.2 million on net profit.
- A strong rise in the price of oil, pushing up the costs of energy and packaging materials.
- A rise in the price of sugar on the world market. Based on the current use of sugar any such rise would considerably increase the production costs for PURAC and both Bakery Supplies divisions. On the other hand, CSM Sugar could profit from this – although to a lesser extent – in connection with sugar sales outside the EU.
- A rise in the prices of other 'soft' commodities (vegetable oils and fats, flour, eggs, hazelnuts, almonds and also other harvested raw materials such as cocoa, cherries and other fruit) could have a temporary negative effect on the results of the Bakery Supplies divisions in particular.

These commodity-related risks would only make a material impact on the results (approximately up to € 20 million) in the event of wide fluctuations in the price. Such price rises can generally be passed on to customers 6-12 months later provided our main competitors apply the same pricing policy. In addition, it is CSM policy to as far as possible directly hedge purchase obligations arising from supply contracts.

INTERNAL RISK MANAGEMENT AND CONTROL SYSTEMS

CSM applies an internal control system to steer the company. The internal control system is designed to keep CSM on course so that it can realize the corporate strategic, financial and operational objectives as well as the compliance objectives and to prevent surprises and limit the consequences thereof. CSM's Framework Internal Control Structure consists of a coherent set of tools based on the five components of the internal control system according to the COSO Report, Internal Control – Integrated Framework.

FINANCIAL REPORTING RISKS

The main elements from the tool set in 2005 to control financial reporting risks including compliance risks are:

- Annual consultations between divisional management, (members of the) Board of Management and management of the operating companies to assess and determine the long-term plan and budget for the next financial year.
- Periodic and quarterly reports compiled in accordance with CSM's accounting principles and reporting guidelines.
- Periodic consultations between divisional management and management of the operating companies to assess the financial developments against the budget and other important operational issues.
- Periodic consultations between Board of Management and divisional management to assess the financial developments against the budget and other important operational issues.
- Quarterly financial projections of the result for the current financial year.
- Signing of the Letter of Representation accompanying the quarterly report before the close of the year by the financially responsible persons at the operating companies.
- Discussing Internal Auditor reports on the quality of the internal control system, including recommendations for improvements. Details are discussed with the management of the operating companies, main lines with divisional management and the Board of Management.
- Discussing management letters and other reports of the external auditor.
- CSM's Accounting and Reporting Procedure Manual.

Strategic, Operational and Compliance Risks

The main elements from the tool set in 2005 to control strategic, operational and compliance risks are:

- Annual – or, if needed, more frequent – consultations between divisional management and the Board of Management to assess the strategy.
- Annual consultations between divisional management, (members of the) Board of Management and management of the operating companies to assess and determine the strategy.
- Periodic consultations between divisional management and the management of the operating companies to assess the extent to which the strategic and operational targets are realized.
- Periodic consultations between the Board of Management and divisional management to assess the extent to which the strategic and operational targets are realized.
- Discussing Internal Auditor reports on the quality of the internal control system, including recommendations for improvements. Details are discussed with the management of the operating companies, main lines with divisional management and the Board of Management.
- CSM's core values and Code of Conduct.

STATEMENT REGARDING INTERNAL MANAGEMENT AND CONTROL SYSTEMS

The Board of Management is responsible for the setup and operating effectiveness of the company's internal risk management and control systems. The aim of these systems is to manage as efficiently as possible the significant risks to which the company is exposed, including strategic, financial reporting, operational and compliance risks. However, such a system cannot offer absolute security against the non-realization of corporate objectives, nor can it entirely preclude inaccuracies of material importance, loss, fraud, or violations of legislation and regulations.

The internal control system is based on CSM's 'Framework Internal Control Structure', which has been derived from the COSO Report, Internal Control – Integrated Framework of September 1992. The control environment and all relevant corporate risks are systematically analyzed and assessed in continuity.
The operating company and divisional management, the corporate departments and the Board of Management assess the effectiveness of the risk management and control systems by means of central and local monitoring.

The quality of internal control is evaluated on the basis of these assessments, the results and reports from audits by the internal and external auditor, and the monthly reports by the operating companies and divisions on the financial, operational and business developments. The findings are reported to the Audit Committee. The main findings in 2005 related to the following areas: secured access to information systems, formalization of contingency plans, and financial policies and procedures which need to be sharpened.

Conclusion

As regards financial reporting risks we declare that:

- The internal risk management and control systems offer a reasonable level of security against inaccuracies of material importance in the financial reporting.
- The internal risk management and control systems operated adequately in the report year.
- Given the systematic attention that is being paid to improving these systems and the initiated formalization and reporting of, in particular, the monitoring activities at management level, we have found no indication that the systems would not be adequate in 2006.
- Any deficiencies found in the report year or current year and which might have material consequences will be reported including a proposed solution.

For other identified risks, see the section on risk profile.

All of this does not detract from our realization that errors of judgment, human failure, mistakes and shortcomings, conspiracy by officials and other unforeseen circumstances can frustrate both the structure and the operations of the internal risk management and control systems at CSM.

We also believe that cost/benefit considerations play a role and will continue to do so in the extent and level of detail in the internal risk management and control systems and the acceptance of risks.

All in all, the Board of Management is of the opinion that it has hereby fulfilled the best practice provision II.1.4. of the Tabaksblat Code with due observance of the recommendations of the Corporate Governance Code Monitoring Committee.

MAIN PRINCIPLES OF CORPORATE GOVERNANCE

Tabaksblat Code

In accordance with the provisions of the Dutch corporate governance code (Tabaksblat Code) one section in the CSM Annual Report will discuss the main lines of the company's corporate governance structure and observance of the Code, explaining any deviations from the best practice provisions.
As was indicated last year, CSM deviates from the Tabaksblat Code only in respect of depositary receipts of shares as a protective instrument and severance pay for members of the Board of Management in the event of non-voluntary resignation. These deviations are in accordance with the law.

In line with the Tabaksblat Code recommendation the Code and the observance thereof were discussed as a separate agenda item at the General Shareholders' Meeting in 2005.
CSM endorses the importance of good corporate governance and the principle of the Tabaksblat Code, that a company is a long-term partnership between various parties related to the company. Corporate management bears overall responsibility for balancing the interests of these parties mostly with the aim of maintaining continuity of the company. At the same time, CSM aims to create value for its shareholders in the longer term.

Structure

CSM nv is an international holding company as understood by Section 153, subsection 3 paragraph b, of Book 2 of the Dutch Civil Code. The 'large company' regime does not therefore apply at the level of CSM nv.

Corporate Governance relates to the management and supervision of the company, accountability, and the influence of stakeholders on decision-making.
The Board of Management is responsible for developing the objectives and the strategy and for implementing the strategic and operational policy of the company. The independent Supervisory Board oversees and advises the Board of Management. The corporate management fulfils its duties by promoting the interests of CSM and its businesses. The interests of CSM and its businesses are understood as the interests of all stakeholders, including customers, shareholders, employees, suppliers, and financial backers. At the same time, CSM is deeply committed to protecting the interests of the community. CSM works on the principle that corporate management should consistently determine and implement the corporate policy from a long-term vision of continuity. CSM endorses the importance of clear accountability for its policy and the results thereof.

Around 97% of the ordinary shares are in the form of depositary receipts. The depositary receipts of ordinary shares are listed on Euronext Amsterdam N.V. The ordinary shares, the financing preference shares, and the depositary receipts of financing preference shares are not listed.

Both types of shares can be transferred only to natural persons trading entirely on their own account. Similarly, transfer is not possible if and insofar as the acquirer alone or on the basis of a private partnership agreement with one or more natural persons or legal persons, is a direct holder or – other than holders of depositary receipts of shares – a mediate holder of 1% or more of the issued capital or would become one by such a transfer.

Shareholders have voting rights in proportion to the number of shares held. In accordance with the law, depositary receipt holders, under normal circumstances, have voting rights in proportion to the number of depositary receipts held and can issue voting instructions if they wish. If depositary receipt holders are unable to vote personally or by proxy, Stichting Administratiekantoor CSM respectively Stichting Administratiekantoor Financieringspreferente Aandelen CSM (see page 100-101) will exercise voting rights on the ordinary shares respectively the financing preference shares against which depositary receipts have been issued. The independent Board of both institutions exercises the voting rights attached to the shares with the aim of promoting the interests of CSM and the businesses maintained by and united with CSM in a group in such a way that the interests of CSM, the businesses and all concerned are safeguarded as effectively as possible.

The above-mentioned 1% rule and the associated depositary receipts of shares constitute the only legal protection of CSM. The use of depositary receipts of shares by CSM is in accordance with the law. As opposed to the Tabaksblat Code the law allows depositary receipts of shares as a protective instrument. CSM believes such protection to be in the interests of the company and all concerned. Should the situation arise, the legal protection would provide a framework for negotiating a possible takeover which would take as much account as possible of the interests of the company and all concerned. As mentioned, in accordance with the law and under normal circumstances holders of depositary receipts of shares will experience no restrictions at all in exercising their rights because they will have full voting rights by proxy.

The annual General Shareholders' Meeting will be held within six months of the close of the financial year. At this meeting, amongst other things, the Annual Report and Financial Statements drawn up by the Board of Management will be presented for approval.
If requests are received from shareholders and holders of depositary receipts of shares, who individually or collectively represent one percent (1%) of the issued capital or at least € 50 million of the market capitalization, to place items on the General Shareholders' Meeting agenda, these will be honored provided they are submitted to CSM at least 45 days prior to the date of the meeting, unless such items are deemed incompatible with important company interests.

Extraordinary General Shareholders' Meetings will be held as often as the Board of Management and Supervisory Board so desire. An extraordinary General Shareholders' Meeting must also be held if one or more shareholders and/or holders of depositary receipts of shares who collectively represent at least 1/10 of the issued capital submit a written request to this effect to the Board of Management or the Supervisory Board enclosing a detailed list of the agenda items. If neither the Board of Management nor the Supervisory Board – which have equal powers in this matter – respond so that this extraordinary General Shareholders' Meeting can be convened within six weeks of the request, the applicants are at liberty to convene the meeting themselves and appoint a Chairman.

With the exception of cases in which a larger majority is required by law or the Articles of Association, decisions at the General Shareholders' Meeting will be taken by an absolute majority of the votes cast.

Decisions to amend the Articles of Association and/or dissolve the company may only be taken at a General Shareholders' Meeting in which at least 2/3 of the issued capital is represented and by majority of at least 3/4 of the votes cast, unless the proposal has been submitted by all sitting members of the Board of Management with the collective approval of all sitting members of the Supervisory Board, in which case the decision may be taken by an absolute majority of votes, regardless of the represented capital.

The members of the Supervisory Board and the Board of Management are appointed by the General Shareholders' Meeting on the basis of nominations by the Supervisory Board. The Articles of Association of CSM state that the General Shareholders' Meeting can overrule the nomination by an absolute majority of votes cast representing at least 1/3 of the issued capital. Unlike the Tabaksblat Code, if there is no quorum of 1/3, CSM need not convene a second meeting, as a second meeting is not required by law.

The General Shareholders' Meeting will be able to suspend or dismiss a member of the Board of Management or the Supervisory Board – unless the proposal for suspension or dismissal is submitted by the Supervisory Board – by an absolute majority of the votes cast representing over 1/3 of the issued capital. Unlike the Tabaksblat Code, if there is no quorum of 1/3, CSM need not convene a second meeting, as a second meeting is not required by law.

DIVIDEND PROPOSAL

Upon adoption of the financial statements holders of (depositary receipts of) cumulative financing preference shares will receive the statutory dividend.
Holders of ordinary shares and of depositary receipts of ordinary shares will be proposed a cash dividend of € 0.80 per ordinary share for 2005 (pay-out ratio 14.0%). The proposed amount for the cash dividend equals the cash dividend for 2004 (pay-out ratio for 2004: 39.8%).

Sustainability Report

A separate Sustainability Report will be published. For this reason, the Annual Report will only outline the main points.

EMPLOYEES AND ORGANIZATION

Social Policy

Our personnel play a crucial role in the growth and success of the company. CSM feels responsible for its employees and has incorporated this in its core values.

Important principles in CSM's social policy include:

- To engage, train and promote employees on the basis of the talents and skills required for the job;
- To provide safe and healthy working conditions;
- To encourage and support individual and team initiatives to further improve the results, reputation and growth potential of CSM;
- To strive for an excellent performance and the subsequent rewards.

CSM attaches great significance to maintaining close relationships between executives, senior managers, and emerging talent. A lot of attention is paid to open and honest communication.

The principles of the Personnel and Organization policy are maintained at corporate level, where the contours are also drawn for employee rewards, assessment, and development. The national and international HR policy is also coordinated at corporate level. Within this context the CSM divisions and operating companies are responsible for attuning the HR policy with the culture, market requirements, and other aspects of the respective organization.

Human Resources Strategy

The Human Resources strategy contributes to the realization of the company strategy. Since 2004, the strategy has been aimed at initiatives and measures to improve "growth, innovation, leadership, and cost-effectiveness". In 2005 these initiatives fitted in seamlessly with CSM's 3S Program. Against this background, performance management, i.e. reinforcement of the company performance through Human Resources policy, is high on the agenda.

The overall quality was critically reviewed in all parts of the company and measures were taken or initiated to implement necessary organizational changes. The adjusted strategy and the changing market conditions make a heavy demand on the flexibility and adaptability of management and personnel. In this light, CSM is currently using programs such as Coaching for Performance to improve essential managerial skills. Effective leadership improvement is another focus point in many parts of our organization.

Management Development

CSM's approach to management development is geared to individual development and training of management and to well-balanced personnel planning at management level. The aim is to increase the number of (cross-border) transfers and promotions. This policy is subject to the condition that the organization is properly defined. For this reason an annual management review is carried out and a uniform evaluation method is applied internationally.

CSM invests in staff with potential by offering programs for personal development, personal effectiveness, entrepreneurship, and leadership development. These programs are geared to different levels of management in the organization. In 2005 the CSM Executive Management Program was launched, an intensive training focusing on growth, innovation, and leadership.

Conditions of Employment

It is CSM's policy to offer its management attractive conditions of employment. For this reason annual reviews are carried out to determine whether these conditions are still market-compliant. In 2005 the realization of CSM objectives, such as growth in Economic Profit, still determined to a significant extent the size of the variable remuneration. The realization of personal objectives is also taken into consideration when determining the bonuses. No options were granted in 2005.
During the report year preparations were made for the remuneration policy for senior management, the aim being to bring the system into line with the new remuneration policy for the Board of Management, which is based on results, cost control, and alignment with shareholders' interests.

As was discussed in the General Shareholders' Meeting of 2005, the introduction of a share plan (LTI) will be part of this system. Cost-effectiveness and cost control in respect of conditions of employment are getting a lot of attention. We see the conversion of the final-pay pension scheme into a defined contribution pension plan as an important step in this process. The renewed remuneration policy will be implemented in 2006.
In 2005 the CSM America Retirement Savings and Profit Sharing Plan was introduced for all employees of Bakery Supplies North America. This plan will strengthen our competitive position on the labor market and contribute to cost control at the same time.

Pensions

In 2005 initiatives were launched in all operating companies where final-pay pension schemes were still in place to improve control of the pension costs. Negotiations with employee representatives in the Netherlands to agree on new arrangements have, for the most part, been completed and have led to the introduction of average-pay pension plans. Good progress has also been achieved in Belgium.

Consultative Framework

The European Works Council (EWC) was consulted about the sale of CSM Sugar Confectionery in the first quarter of 2005. At an ordinary meeting in the third quarter the EWC was introduced to the new Chairman of the Board of Management. As is customary, it discussed strategy, the 3S Program, recent divestments, the financial results, and the prospects for the future. The progress of the Change for Growth program at CSM Bakery Supplies Europe was also explained. In addition, attention was paid to the intended establishment of one European Sourcing Organization within CSM Bakery Supplies Europe. In the fourth quarter, negotiations started on renewal of the current agreement between CSM nv and the EWC.

Number of Employees

On balance, the workforce decreased in calendar year 2005 as a result of the sale of CSM Sugar Confectionery and reorganizations at all divisions. It now stands at 8,458. The distribution of the employees over the various regions is shown in the table below.

Number of employees	31-12-2005	31-12-2004
The Netherlands	1,187	1,753
Rest of Europe	3,785	7,728
North America	3,055	3,482
Rest of the world	431	279
Total	8,458	13,242

THE ENVIRONMENT

In the past year good results have been achieved in the area of maintenance of our production systems. CSM strives for Operational Excellence in all its activities. Implementation of the Total Productive Maintenance (TPM) is an important tool in this connection. TPM is a world class lean manufacturing strategy that is well-structured with eight development activities.
These activities are aimed at improving both the effectiveness and efficiency of production systems and processes. A number of maintenance processes were improved. TPM has affected work-floor management systems, employee responsibilities and safety, performance measurement, incentive systems, know-how development and the use of information technology.

Each year, the Japan Institute of Plant Maintenance (JIPM) grants TPM Awards to plants for exemplary TPM achievements. In 2005, the CSM Bakery Supplies Europe (BSEU) Division was granted the Award for Excellence in Consistent TPM Commitment for the BakeMark Deutschland plant in Gerlenhofen and the BakeMark Italia plant in Crema.

JIPM TPM-AWARDS FOR BAKERY SUPPLIES EUROPE:

Plant	TPM-award*
Mijdrecht	Excellence Award
Crema	Excellence in Consistent TPM Commitment Award
Delmenhorst	Excellence in Consistent TPM Commitment Award
Gerlenhofen	Excellence in Consistent TPM Commitment Award
Aartselaar	Special Award
Merksem	Special Award

* The ranking of these Awards is as follows (from lower to higher):
Excellence Award, Excellence in Consistent TPM Commitment Award, Special Award.

An overview of current JIPM TPM Awards is shown in the table above.

CSM Sugar and PURAC Netherlands received emission permits from the Dutch Emission Organization (Netherlands Ministry of Housing, Spatial Planning and the Environment) for NOx and CO_2 and were certified for NOx and CO_2 trading.

Main Developments by Division

CSM Bakery Supplies Europe

In 2005 a new silo park was installed at the Gerlenhofen site (BakeMark Deutschland). Twelve new silos with a capacity of 1,500 m^3 enabled us to stock an annual raw material consumption of 12,000 tons in silos instead of bags. Next to savings from increased efficiency and lower raw material costs, environmental benefits were realized. The use of the silos leads to an annual saving of 500,000 paper bags (25 kg) and to a considerable reduction in truckloads and handling costs.

CSM Bakery Supplies North America

In 2005 the environmental requirements with regard to investment projects for H.C. Brill, American Ingredients Company and BakeMark USA were more stringent than in the past. In particular, a lot of effort is being invested in minimizing dust emissions. We are also looking at the energy consumption per product in, for example, the sugar-grinding installation which is currently being built for BakeMark USA in Los Angeles. The new installation is expected to consume over 25% less energy per pound of ground sugar than the old one. Dramatic reductions have also been realized in dust emissions.

PURAC

The PURAC Sínteses plant in Brazil has been granted an operating permit by the environmental authorities (FEEMA). An agreement has been reached for the sale of a significant volume of the gypsum byproduct for a sustainable application.

PURAC bioquímica in Spain voluntarily signed a commitment to Environmental Air Quality with the local authorities, being one of the first industries signing this agreement. PURAC Gorinchem signed the Covenant Benchmark Energy Efficiency in 2000. The target for energy saving was then set by the Verification Office Benchmarking. On the basis of the most recent audit of the target carried out in 2005 on behalf of the authorities, it turned out that as far as energy efficiency is concerned, PURAC Gorinchem's remaining distance to the world top is less than 1% of the initial target. This means that the goal of being part of the world top in energy efficiency has almost completely been achieved. The pollution as a result of waste water discharge at the plants in Brazil and Spain has been reduced significantly.

CSM Sugar

Anticipating the new EU Sugar Regulation, the beet-processing operations in Breda were closed down and concentrated in the Vierverlaten factory. By reallocating part of the juice extraction equipment of Breda to Vierverlaten, a reduction of about 10% in the consumption of natural gas was realized. The transportation of beets to the factory and the distribution of sugar were further optimized, resulting in substantial fuel savings.

For the storage of bulk chemicals a new (central storage) park was built in compliance with the most recent regulations and standards.

CSM Sugar was certified by the Dutch government for NOx and CO2 emission trading. As it used less than its emission rights CSM Sugar was able to sell some of them.

CSM Sugar is committed to maintaining its position among the most energy-efficient sugar factories in the world ('world top'), as defined by the Covenant Benchmark Energy Efficiency. In 2005 its relative position to the world top was further improved.

The 'waste chain' was further optimized by having organic rest material from the beets processed in a commercial fermentor producing 'green' energy.

A study was started into the possibilities of a multi-fuel concept (including bio-fuel as an alternative for natural gas) in both the boiler house and the pulp dryers.

RESEARCH AND DEVELOPMENT

Research and Development (R&D) again made good progress in 2005. The decision to work more closely with our customers to develop new food ingredients and concepts will lead to an improved and more customer-focused strategy in the years ahead. Also, a new market-oriented and market-driven innovation structure has been created on the basis of best practices from the industry. Both initiatives will improve the speed and success of launching new concepts and products.

CSM has over 20 customer-focused service- and application-oriented innovation centers across the world. These operate close to the customers and are organized on a divisional basis. Possibilities are explored for inter- and super-divisional innovation projects. The patents are managed and coordinated worldwide from one central point. In the past year the sum of € 33.5 million (2004: € 34.6 million) was spent by the R&D centers, distributed over new and existing projects.

We are collaborating closely with universities and research institutes (amongst others, the Wageningen Centre for Food Sciences in the Netherlands) to strengthen our expertise in high-quality food ingredients. We are also working with institutes such as TNO and Nizo to improve our knowledge of technology and applications.

According to the 3S Program (Strong company, Sharp team, Solid performance) introduced in August 2005, innovation is one of the key factors in future value creation. The necessary steps are being taken to anchor innovation as a logical and natural core competence (innovation as a core value) in the business operations as a whole. The potential for innovation lies in the various marketing & research development activities, which can be split into four focus areas:

- marketing and strategic knowledge of the market, e.g. consumer information, brand policy and the anticipation of customer needs (market trending and sensing);
- biotechnology, e.g. knowledge of fermentation processes, physiology, microbiology, and molecular biology;
- the application of knowledge in food, e.g. knowledge of organic, chemical and crystallization processes (carbohydrates, proteins, emulsions);
- process knowledge for production techniques, e.g. knowledge of powder formation and liquid products, pressing, spray chilling, dry and heating technologies.

A few examples of innovation:

A. BAKERY SUPPLIES

With the establishment of a core R&D team a worldwide approach to innovation was implemented at both Bakery Supplies divisions. This means that the know-how in the different regions can be exchanged more quickly and combined for major projects. Our customers, who are increasingly demanding almost-ready products, are expressing a strong interest in the frozen-to-oven concept in process technology. In response to this convenience trend new almost-ready products were introduced in Europe and the US last year, including gateaux and savory pastry products.
Knowledge on how to prolong the freshness of bakery products is also essential. New, successful technology was applied in Europe to promote this functionality. After thorough evaluation this knowledge will be ready for worldwide application.
The health trend is still one of the determining factors for the activities in bakery ingredients. In the US the good-carbs trend has more or less replaced the low-carbs trend. The health trend is also the driver behind the reduction in trans-fats, an area in which a considerable amount of knowledge has been collected. The large demand for natural and healthy products has also led to the introduction of an improved multigrain bread mix in Europe. The stone-baked bread in France is a good example of the launch of a healthy multigrain product, produced with the aid of improved process technology (stone ovens). This formula will also be introduced in other countries. In general, a trend has emerged in favor of products containing less (saturated) fat and less salt.

B. PURAC

Product innovation in food ingredients has been made possible by a new powder technology which has been used to launch a complete new range of products ('Ca lactate gluconate'). The growing interest in safe, trustworthy and healthy food has led to a whole variety of innovative Opti.Form products for retaining the freshness of cold meats amongst others.

In the coming years PURAC will continue to develop a Next Generation Technology, which will enable the division to retain its cost-leadership. This new technology should lead to, amongst others, the use of alternative raw materials and more efficient and effective production processes.

FINANCIAL COMMENTARY ON 2005

RESULTS

The operating result from continuing operations before exceptional items decreased by 12.0% to € 169.1 million compared with 2004 (€ 192.2 million). This decrease was caused mainly by lower results at CSM Bakery Supplies Europe and PURAC. Autonomously, the operating result decreased by € 25.6 million.

The operating result including exceptional items from continuing operations amounted to € 134.3 million. Exceptional items had a negative effect of € 34.8 million. They consist mainly of restructuring plans, the write-down of fixed assets, and a one-off book profit on the sale of business premises.

The result after taxes from continuing operations including exceptional items amounted to € 55.3 million (2004: € 104.8 million). Earnings per share from continuing operations including exceptional items decreased to € 0.75 (2004: € 1.29).
The result after taxes from continuing operations before exceptional items decreased by 19.1% to € 80.8 million (2004: € 99.9 million). Earnings per share from continuing operations before exceptional items amounted to € 1.09 (2004: € 1.23), down 11.3%.

The result after taxes from continuing and discontinued operations amounted to € 423.4 million due to the result from the sale of CSM Sugar Confectionery. Earnings per share including discontinued operations amounted to € 5.72.

Net turnover from continuing operations decreased by 4.2% to € 2,618.0 million (2004: € 2,731.7 million). The negative effect of divestments on net turnover was € 117.0 million. Exchange rates had a marginally positive effect of € 7.8 million on net turnover from continuing operations. Autonomously, net turnover fell by 0.2%. The comparison with 2004 is impacted by the fact that the 2004 consolidation included 53 weeks.

On balance, financial income and charges showed a modest decrease by € 1.6 million to € 59.0 million (2004: € 60.6 million). Interest charges fell due to the lower net debt position following the sale of CSM Sugar Confectionery. This fall was largely offset by one-off charges in respect of the repurchase of the cumulative financing preference shares, the repayment of a US dollar loan, and the write-down of a loan to a former subsidiary. The tax burden from continuing operations increased to 26.6 % (2004: 23.8%).

BALANCE SHEET

The balance sheet total decreased to € 2,183.3 million (2004: 2,674.0 million), mainly due to the sale of CSM Sugar Confectionery.

Shareholders' equity before profit appropriation rose by € 262.8 million to € 946.4 million. The main movements were:

- the addition of the profit over 2005 amounting to € 423.4 million;
- a decrease of € 61.1 million in connection with the payment of dividend for financial year 2004;
- the decrease of € 112.0 million in connection with the repurchase of depositary receipts of our own shares to optimize the financing structure of the company.

At the end of 2005 the ratio between balance sheet total and shareholders' equity was 1:0.4 (2004: 1:0.3).

CASH FLOW

Cash flow from operating activities was € 79.0 million (2004: € 190.1 million), mainly due to lower results and restructuring charges.

Cash flow from investment activities was € 711.0 million, mainly as a result of the sale of CSM Sugar Confectionery. Negative cash flow from investments was € 87.9 million (2004: € 108.4 million). Capital expenditure on fixed assets related mainly to:

- new production lines for stone-baked bread and pastries at Délices de la Tour (CSM Bakery Supplies Europe);
- a new mixing factory at American Ingredients Company (CSM Bakery Supplies North America);
- the production capacity extension combined with the construction of a new distribution center at PURAC Sínteses (PURAC).

Cash flow from financing activities was € 791.2 million negative, as a result of loan repayments and the repurchase of depositary receipts of shares.

FINANCING

CSM aims to maintain healthy balance sheet ratios and applies a maximum net debt position of 3 x the EBITDA as

ratio for financing with debt. At the end of 2005 the net debt position was 1.8 x the EBITDA.
This ratio is applied in combination with a minimum interest cover of 3. The interest cover for 2005 was 3.7.

When borrowing debt capital CSM generally applies the principle of asset and liability matching. Basically, what this means is that the term, the interest type and the currency of the financing are closely matched with the type of asset. Hence, working capital is financed at a variable interest rate for a short period. Property, plant & equipment, on the other hand, are long-term financed at a fixed interest rate. Depending on the trends in the international interest and currency markets, deviations may be made from this principle by engaging in currency and/or interest rate swaps.

The net debt position fell by € 440.6 million to € 425.3 million (2004: € 865.9 million) largely as a result of:

- the proceeds of € 778.2 million from the sale of CSM Sugar Confectionery;
- the positive cash flow of € 79.0 million from operating activities;
- capital expenditure of € 87.9 million on fixed assets;
- the repurchase of depositary receipts of own shares worth € 112.0 million;
- payment of a total of € 67.1 million in dividend for financial year 2004;
- the recognition of the cumulative financing preference shares worth € 100.0 million and derivatives amounting to € 82.0 million as debt due to the application of IFRS (no cash flow).

As at 31 December 2005 the interest-bearing non-current liabilities amounted to € 468.5 million (31 December 2004: € 551.9 million). The average effective interest rate of the non-current liabilities outstanding as at 31 December 2005 was 6.23% and the average remaining term was 5.3 years (31 December 2004: average interest rate 5.59% and average term 5.3 years). The increase in the average effective interest rate is caused by the IFRS-required classification of cumulative financing preference shares as debt instead of equity (average interest rate 6.13%) and the repayment of bank overdrafts.



PROFILE

CSM Bakery Supplies Europe specializes in the development, production and sale of bakery ingredients and products in the business-to-business bakery market. With operations in fourteen countries CSM is a pan-European organization with a number-one market position. This market in bakery ingredients and products has an estimated value of € 8.5 billion (market share: approximately 12%).




UNIPRO
PROFESSIONAL BAKERY

Net turnover CSM Bakery Supplies Europe
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Calendar year *millions of euros*	2005 Before exceptional items	2005	2004 Before exceptional items	2004
Net turnover	1,085.6	1,085.6	1,148.8	1,148.8
Operating result	55.8	43.2	65.1	77.4
ROS%	5.1	4.0	5.7	6.7
ROCE including goodwill %	6.8	5.2	7.6	9.0

The customers of CSM Bakery Supplies Europe are artisan bakers, bakery chains, in-store bakeries, industrial bakeries, food service, and out-of-home (OOH, the fast-growing market segment comprising, amongst others, restaurants, lunchrooms and fast-food chains). The production activities of CSM Bakery Supplies Europe consist of processing raw materials into semi-finished and almost-ready products, such as baking margarines, bread and patisserie improvers, baking mixes, fruit and cream fillings, icings, releasing agents, and convenience products (primarily frozen dough and almost-ready products).

MARKET

In the past year the market for bakery ingredients and frozen dough products was again adversely affected by stagnating economic growth in Europe. Consumer spending was still flat and supermarket chains were still waging price wars. Volumes stayed more or less the same in most market segments with keen price competition among the suppliers. Lower selling prices put pressure on the margins. On the other hand, specialties realized good margins.

Discernible trends:

- The division increased its market share in the artisan bakery segment, still the most important sales channel. However, the number of smaller independent bakers declined by 2-5% in most countries in the past year, with the exception of Italy. The number of independent bakers fell sharply, particularly in the Benelux, in favor of the medium-sized bakery chains.
- Both the market share and the sales volume increased in the industrial bakery and bakery chain segment. Lower costs of raw materials and lower sales prices led to, on balance, a more or less flat turnover. Keen price competition caused the margins to decline somewhat.
- In the in-store bakery segment (retail chains) there was a limited rise in turnover in all countries except France. Good results were achieved in the UK in particular. The stagnation in economic growth enabled the discounters to enlarge their market share (especially in Germany) and margins came under pressure partly due to price wars in the various countries.
- Growth in turnover was good in the food service and OOH segment, the fastest growing sales channel, especially in Germany, Spain and Portugal. The growth in turnover from frozen dough products was particularly fast thanks to the expansion of pan-European OOH chains (notably, fastfood restaurants and coffee bars).

STRATEGY

CSM Bakery Supplies Europe aims to be the best supplier of bakery ingredients and products in Europe. The leading position will be further developed by:

- Combining a local approach with coordination on a European scale.
- Consolidating and strengthening the leading position in the artisan bakery segment.
- Further development of selected ingredients for bread and patisserie products in close cooperation with customers.
- Optimizing the product portfolio and (further) reinforcement of our leading positions in specialty frozen dough products. The focus is on almost-ready products, such as snacks, donuts and savory dough products and on specific channels in the OOH segment.
- The implementation of organizational changes. An operational analysis carried out under the banner of 'Restructuring, Divestment and Growth' has led to some initial steps:
  - Making frozen dough production more profitable. In France the profitability of the operating company Délices de la Tour will be sharply improved in the longer term by the closure of two production sites, Thoiry & Délices Food and Petit Couronne. These are being merged with two other sites, Le Mans and Maubeuge Quick Pain, each with its own specialization: one in frozen dough products (stone-baked bread and



Gerard Hoetmer (CEO),
division director CSM Bakery Supplies Europe

croissants) and the other in patisserie products (beignets). These measures have cut the number of jobs by, on balance, 140, and involved an exceptional charge of € 20.1 million in respect of a reorganization provision and the write-off of assets.

- Increasing the scale of the production sites. The factory in Milton Keynes in the UK was closed and its activities were merged with those in The Wirral. This cut the number of jobs by 91.
- Aligning the sales organization with the changed market structure (business-to-business customer relations). Seventy jobs were shed at BakeMark Deutschland as a result of, amongst others, the introduction of telesales for a more efficient order administration.

These reorganizations can deliver a sharp reduction in costs in the foreseeable future, which will then contribute directly to a substantial improvement in the operating result.
For the division as a whole a manufacturing footprint has been defined as a basis for a pan-European supply structure based on technological specializations. The technology groups are: fats & emulsions, dry mixes, fruit, frozen bakery products, and a few subtechnologies.
Last year, the purchase organization switched entirely to a system of pan-European purchasing which will help realize strong cost savings in the near future. In addition, inventory management in Italy, the UK, Spain and Portugal has been harmonized in the past year. Germany, France and the Benelux countries will follow in the short term.
There is a stronger awareness than before of the need to operate closer to the sales channels, to ensure good service, and to realize innovations and product developments together with business-to-business relations. Our service-oriented approach enables us to reinforce our relations with our customers and to differentiate ourselves from the competition. For example, in the artisan segment we provide training and assist in developing promotional materials and concepts which help the artisan baker to better differentiate from large-chain stores. For our large customers our services include technical support in optimizing bread and patisserie plants, inventory management for large-chain stores, and the organization and optimization of bread and patisserie departments in supermarkets.
The strategic projects that were launched last year on a European scale under the 'Change for Growth' program are described in detail below in the R&D section.

RESEARCH & DEVELOPMENT

R&D expenditure in 2005 amounted to € 14.0 million (2004: € 14.3 million), representing 1.3% of the divisional turnover. During the calendar year the increased focus on innovation was targeted on high added value production and expanding the application potential.

For example:

1. The revitalization of snacks: we are responding to new demands by producing renewed concepts for sweet and savory snacks (including filled Italian foccacias and mini-snacks).
2. Stone-baked products: by using traditional production techniques and premium food ingredients we can capitalize on the growing demand for high-quality, almost-ready products or bake-off products such as stone-baked bread.
3. The use of co-branding: launching innovative products under the strong brand names of third parties. Examples of co-branding in the past year include Waldkorn-Philadelphia Croissants (Germany, Benelux), Mora-Waldkorn filled microwave rolls (Benelux), Dietor Croissant (Italy), and Die Maus-der Happen bread mix (Germany).
4. Healthy food: with a range of enriched bread products and low-calorie sweet and savory dough products we can respond to the daily demand for healthy and responsible food. Typical examples are products with a low trans-fat content and/or 'good carbs'.
5. Donuts: product renewal in frozen donuts and Berliner products is enabling us to respond on a European scale to the growing demand for these kind of products.
6. Muffins: renewed concepts for muffins and similar products designed specifically for the European market.

The most successful initiative in the past year was the co-branding concept. The introduction of new products and concepts contributed € 62 million (2004: € 56 million) to turnover and thus made an important contribution to organic growth.

INVESTMENTS AND ACQUISITIONS

Investments

We invested € 30.5 million in financial year 2005 (2004: € 26.8 million). The main investments involved three new production lines at the French operating company Délices de la Tour in line with the manufacturing footprint concept. Investments were made in two new production lines for stone-baked bread (€ 4.1 million) at Maubeuge

Quick Pain and in a new gateaux production line (€ 5.0 million) in Neuville-sur-Sarthe near Le Mans. Investments were also made in The Wirral (UK), where part of the production was integrated upon the closure of the patisserie production site in Milton Keynes. A total of € 12.5 million was invested in Goes (the Netherlands) in the past two years in connection with the transfer of production capacity from Carels in Breda to Goes. At Unipro in Aartselaar, Belgium, a start was made on the construction of a new pan-European factory for luxury frozen dough products (snacks, amongst others). This involves a total investment of € 14 million, most of which will be spent in 2006. The new factory will be ready in the second half of 2006.

Acquisitions and Divestments

The operations in Sweden were sold to Accent Equity Partners in May 2005 and the sales office in Finland was transferred to Raiso Nutrition in June 2005 as part of the previously announced strategy to focus activities on core countries. The result from the sale of these operations was zero. At the start of 2006 some of the operations of Unipro Nederland (ready-made patisserie products manufactured under the brand name of Jantje de Goede) were transferred to Koninklijke Smilde. This delivered a book profit of € 1.5 million.

BUSINESS DEVELOPMENTS

2005 was a difficult year. This was due mainly to persistently poor market conditions and large-scale reorganizations carried out in numerous countries of operation. The net divisional turnover of € 1,085.6 million was 6% down on the previous year (2004: € 1,148.8 million). Excluding the effect of divestments (amongst others, BakeMark Sweden and Finland), turnover fell by approximately 1% compared with 2004. Fierce competition led to pricing pressure in the market. Procurement cost savings helped to counter-balance the price erosion.
The fall in turnover in Germany was due largely to a drop in sales to independent bakeries; the OOH segment, on the other hand, showed good progress partly as a result of the favorable developments in coffee bars, most of which form part of globally operating chains. In France the reorganizations and the closure of two production sites for white French bread (frozen baguettes) put pressure on turnover and results. In the UK the results picked up after a difficult first half-year. Efficiency was improved by reorganization and by merging activities. Prices in the supermarket chain sales channel (in-store bakeries) came under pressure. Good results in the traditional bakery segment were realized in Italy thanks to a growing market share. In the Benelux the OOH segment showed relatively strong growth in turnover. A new automation system played a key role in improving customer service.

PROSPECTS CSM BAKERY SUPPLIES EUROPE

Economic forecasts for the current year predict a limited increase in growth in Europe. In such a climate we expect moderate organic growth in turnover through, amongst others, new products and concepts. The reorganizations, particularly in the UK and France, in combination with additional measures under the 3S Program, will make a considerable impact on costs. In January 2006 we announced a reorganization for BakeMark UK which will result in the loss of 74 jobs (exceptional charge of € 3 million). The sale of some of Unipro Nederland's activities in early February 2006 will generate incidental income of approximately € 1.5 million which will be credited to the result for the current year. Aside from any exceptional items, we expect an increase in the operating result in 2006.



CSM BAKERY SUPPLIES NORTH AMERICA





PROFILE

CSM Bakery Supplies North America consists of seven operating companies with activities in the United States, Canada, and Mexico. The division holds second place in the North American market for bakery ingredients and products, which – excluding commodities and including distribution – has an estimated value of USD 21 billion.

Net turnover CSM Bakery Supplies North America

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Calendar year	2005	2005	2004	2004
millions of euros	Before exceptional items		Before exceptional items	
Net turnover	1,025.0	1,025.0	1,047.0	1,047.0
Operating result	69.7	63.5	62.2	55.9
ROS%	6.8	6.2	5.9	5.3
ROCE including goodwill %	9.6	8.8	8.3	7.5
millions of dollars				
Net turnover	1,273.6	1,273.6	1,301.3	1,301.3
Operating result	85.9	78.4	77.5	69.4
ROS%	6.7	6.2	6.0	5.3
ROCE including goodwill %	10.0	9.1	8.7	7.8

CSM Bakery Supplies North America has a share of around 7% in this market. In addition to marketing its own products, the division distributes third-party products, thereby capitalizing on its widespread distribution network. The distribution of third-party products accounts for around 17% of the divisional turnover.
The product groups include baking mixes, fruit fillings, fondant icing, frozen (dough) products, cakes, and special ingredients such as emulsifiers and decorations. The main sales channels are in-store (24% of the divisional turnover), retail (23%), industrial (21%), and food service/ OOH (11%). OOH (Out-of-Home) represents the restaurant, lunchroom, coffee bar and fastfood chain segments.

MARKET

After years of gradual decline, the artisan bakery segment showed signs of stabilizing in 2005 and there were even modest indications of growth. This may have been due to some extent to the fading popularity of the Atkins diet and the relatively fast-growing demand for convenience products (savory dough products and gateaux amongst others). The demand for healthy products is still growing in the bread mix market (multi-grain products a.k.a. 'good carbs'). As in previous years, growth in the in-store bakery chains continued to develop at a relatively fast rate. This is due mainly to the rapid rise of Superstores and Clubstores. For the division, this is the largest market segment, in which subsidiary H.C. Brill has a strong position. There was an increase in the demand for frozen dough products, cookies and almost-ready products in particular. In the industrial bakeries the demand remained at more or less the same level with white bread mixes coming under pressure from the previously mentioned preference for healthy food. The other food businesses showed limited growth.

In food service/OOH demand fell among independent restaurants. However, it showed a rapid increase among the restaurant chains – which is also the fastest-growing sales channel. The CSM division is excellently positioned in both channels and regularly enters into partnerships with large restaurant chains such as Krispy Kreme and Dunkin Donuts where sales volumes are large. There was moderate growth in turnover from restaurant chains without a bakery department and other food service businesses.

At this moment in time several important trends may be observed which are influencing almost all segments of the bakery ingredients and products market. On the one hand, these trends are putting pressure on the sales of traditional products. On the other, they are opening up opportunities for producers who can come up with the right solutions. The main trends are summarized below:

- A growing demand for healthy food: in the wake of the former low-carb trend, consumer organizations and the public are focusing more on 'good carbs' and trans-fat-free products. The strong general emphasis on obesity is creating a growing demand for wholegrain products and products with no added sugar. Another driver behind this trend is type II diabetes among elderly and young people alike.
- The demand for high-quality almost-ready frozen products and bakery ingredients.



Reinoud Plantenberg,
division director CSM Bakery Supplies North America

- The need for longer shelf-life.
- The relatively rapid growth of 'Hispanic' population groups (from Central and Latin America) will push up the demand for patisserie products.

STRATEGY

CSM Bakery Supplies North America aims to strengthen its positions in the in-store, industrial bakery chain and food service/OOH segments. The range of frozen (almost) ready-made bakery products will be expanded in line with the shift to more large-scale orders (partnerships) from professional customers. In the food service segment CSM has a highly competitive offering with the Karp's Scoop-N-Bake® brand. Close collaboration with customers is one of the division's strengths and the importance of customer service will increase.

Strengthening competitiveness is an ongoing process of adaptation, reorganization and innovation. The integration of the three operating companies H.C. Brill, Henry&Henry and Baker&Baker to form H.C. Brill is now complete. The division has sixteen production sites at present. On the basis of the 3S Program and the manufacturing footprint we are looking for ways to further streamline the organization. In 2006 we shall again realize considerable cost savings through logistical improvements and more efficient purchasing programs.
BakeMark West and BakeMark East were reorganized and integrated to form BakeMark USA and three production sites were announced to be closed (Atlanta-Bibb Street, Union City and Seattle). H.C. Brill succesfully integrated Henry&Henry and Baker&Baker and capacity was also transferred to establishments in Tucker/Atlanta (frozen products). The cooperation between American Ingredients Company and Caravan in IT, administration and supply chain will be further developed and will generate savings.

RESEARCH & DEVELOPMENT

The decision to carry out R&D closer to the market rather than at divisional level is paying off. The R&D capacity has now been split according to specialization and accommodated in the relevant operating companies. Cooperation between the operating companies has also been strengthened and has led to better innovation results.

In 2005 € 6.8 million was spent on R&D (2004: € 5.8 million), representing around 1% of the divisional turnover. Almost all the operating companies introduced new products including a completely new range of bread mixes without transfats and a new type of whipped topping (cream substitute) also without transfats. The new products contributed € 15 million to turnover.

INVESTMENTS AND ACQUISITIONS

Investments

In 2005 CSM Bakery Supplies North America invested € 13.0 million (2004: € 13.8 million), as planned, below the depreciation level. The largest individual investments again concerned the new mix factory in Kansas City and the lactilate factory in Grandview (both part of American Ingredients Company).

Acquisitions and Divestments

No acquisitions were made in calendar year 2005.
A number of loss-making activities were terminated, sold or merged with other parts of the company. This applied to, amongst others, the establishments in St. Louis, Buffalo, Saratoga, AIC hydrate, and New Orleans. The integration of the BakeMark East distribution centers and BakeMark West to form the new BakeMark USA and the closure of the head office of BakeMark East generated considerable savings in costs.

Business Developments

Net turnover of CSM Bakery Supplies North America amounted to USD 1,273.6 million in 2005 (2004: USD 1,301.3 million). The autonomous increase in turnover by 2% was offset by divestments. The operating result before exceptional items rose by 13.0% to USD 78.4 million (2004: USD 69.4 million) as a result of efficiency improvements and growth. Exceptional items included an exceptional charge of USD 7.5 million for reorganizations (2004: USD 8.1 million), i.e. a provision of USD 2.1 million for the closure of 3 production sites (Atlanta, Union City, and Seattle), USD 7.4 million for the closure of various branches and restructuring the distribution operations of BakeMark East, and the sale of the defoamer activities at American Ingredients Company (USD 2.0 million positive). Excluding the effect of exceptional items, the operating result increased by 11% compared with 2004.

The average euro-dollar exchange rate in 2005 was €/US$ = 1.24 (2004: €/US$ = 1.24). Net turnover in euros for 2005 was € 1,025.0 million (2004: € 1,047.0 million). The marginal increase in the US dollar had a positive impact of around 0.7% on the operating result, or € 0.5 million. The operating result in euros for 2005 was € 63.5 million (2004: € 55.9 million).

During the report period a lot of attention was paid to the reorganization at H.C. Brill. Both Brill and Caravan realized strong volume growth with excellent sales figures from the cookies and multigrain products in particular. Hurricane Katrina triggered a steep rise in the price of sugar. Needless to say, higher energy charges increased the fuel costs. This was counterbalanced by lower grain prices thanks to a record harvest.

Prospects CSM Bakery Supplies North America

Now that the division is more strongly focused as a result of the reorganizations and assuming a continued good economic climate, we are positive about the prospects for growth in turnover in 2006. We expect the 3S Program to have a favorable effect on the operating result in the current year. Excluding exceptional items, we anticipate a higher operating result for 2006.



PURAC

PROFILE

PURAC is the global market leader in lactic acid and lactic acid derivatives. It produces natural lactic acid biochemically by means of fermentation. The worldwide marketing and sale of the product range takes place through PURAC's own network of sales offices, supplemented by a large contingent of agents/distributors.


PURACAL® Cal

Net turnover PURAC
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2002
2003
2004
2005

Calendar year *millions of euros*	2005 Before exceptional items	2005	2004*
Net turnover	281.0	281.0	271.3
Operating result	22.5	17.0	44.1
ROS%	8.0	6.0	16.3
ROCE including goodwill %	7.8	5.9	17.9

* *no exceptional items were recorded for 2004*

Lactic acid and lactic acid derivatives have many different uses in the manufacture of food, animal feed, pharmaceuticals, cosmetics, micro-electronics, and chemical and technological products. In addition, a wide range of gluconic acid and gluconic acid derivatives are produced under the PURAC brand for use in food, pharmaceutical and technological products. The main applications concern improvements to food features, such as prolonging shelf-life, mineral enrichment, acidity regulation, and improving taste profiles. Like lactic acid, gluconic acid is manufactured biochemically with fermentation technology. Other products are lactic-acid-based biomaterials for the medical industry and lactitol and xylitol for the pharmaceutical and food industries.
Lactic acid and gluconic acid (derivatives) are produced at six sites, two in the Netherlands, two in the USA, one in Brazil, and one in Spain. At the end of 2005 work started on the construction of a lactic acid factory in Thailand.

MARKET

The market for lactic acid and lactic acid derivatives is growing consistently by, on average, over 10% a year. Every year new applications are found. The fast growth is being driven by the burgeoning interest in food safety, health, and environmentally-friendly products.
In 2005, for the first time in years, market growth was lower than the trend average. This was the result of the reaction to the above-average growth in 2004.
Competition also increased worldwide in basic lactic acid and in the meat preservative segment (PURASAL Opti.Form). The increased competition put heavy pressure on prices in the USA in late 2004/early 2005, although prices have stabilized in the second half of 2005. At the end of 2005 PURAC implemented price increases for 2006. These are necessary to compensate for rises in the costs of raw materials and energy.

In the meat preservative segment, PURAC launched a new powdered version of the meat preservative PURASAL S, thus gaining a competitive advantage.
Though interest in bio-degradable plastics is on the increase (Poly Lactic Acids a.k.a. PLA), such growth in 2005 was still modest, as in the previous year.
Nevertheless global demand for PLA is expected to rise faster in the coming years as a result of an increase in the retail demand combined with auspicious legislative amendments in various European countries and active government support in a number of Asian countries.
Meantime, higher oil prices have caused a sharp rise in the costs of chemical plastics and thus enhanced the competitiveness of PLA.

STRATEGY

PURAC, operating in a global growth market, will strongly focus on cost leadership, innovation and being a market driven organization. Long-term growth in this market is driven by increased attention to food safety and food preservation and developments in biodegradable materials. By forcefully driving down costs on the one hand, and further exploiting its leading position in the lactic acid and lactic acid derivatives market on the other, PURAC will arrest and reverse the ROS decline seen in recent results.
Furthermore, PURAC is strengthening its commercial organization, going from a product-oriented company to a company with a strong customer-focused approach. This customer-oriented organization will be supported by a market unit structure which will develop profitable niche applications and strengthen our positions in both new and mature markets. This will enable PURAC to deliver strong organic sales growth and optimize its margins.



Gilles van Nieuwenhuyzen,
division director CSM Biochemicals

The cost reductions will not only entail restructuring measures, but also optimizing sourcing, reducing processing costs, and rationalizing warehousing. These cost measures will lead to savings of at least € 20 million by 2008. Half of these cost savings will be invested in innovation and growth. Also the completion of the Thailand plant at year-end 2007 will create substantial production cost improvements and significant benefits in balancing sales and sourcing from the perspective of currency exposures.

After reviewing all options for PURAC with an independent advisor, we have decided to pursue the strategy outlined above. We will however be sensitive to maximizing shareholder value while seeking to restore margins from 8% in 2005 to 15-20% in 2008. At the same time improving the ROCE from 7.8% to 15-20% in 2008.

RESEARCH & DEVELOPMENT

Again in 2005 there was a strong focus on product renewal, especially in food ingredients. Last year saw the successful launch of a new application, a calcium salt for beverages. A powdered version of the meat preservative PURASAL S was also marketed and a few new applications for PURASAL Opti.Form were introduced. High priority was accorded to cutting the production costs of lactic acid. The R&D expenditure amounted to € 10.8 million (2004: € 11.7 million).

INVESTMENTS AND REORGANIZATIONS

In 2005 € 46.7 million was spent on improving and expanding the production equipment (2004: € 55.8 million). This meant that investments again far exceeded depreciation. The main investment projects related to the expansion of production capacity and the construction of a new distribution center in Brazil. Investments were also made in innovation and improvements to the production technology. The construction of the new powdered-calcium factory in the Netherlands was completed. Meantime, reorganizations were announced for the production sites of PURAC biochem (Gorinchem) and PURAC glucochem (Ter Apelkanaal). This involved an exceptional charge of € 3.1 million for 65 lost jobs. An exceptional charge of € 2.4 million was taken for a reorganization of PURAC Spain.

The building plans for a fifth lactic acid factory in Thailand were approved in the second half of 2005. Construction activities are now well underway and the factory is expected to be ready at the end of 2007. The factory will be fitted with state-of-the-art equipment, which will have a favorable effect on PURAC's overall cost structure. The total investment of over € 90 million will enable PURAC to strengthen its position in the relatively fast-growing Asian market, while providing the capacity to serve customers from the various regions of the world.

BUSINESS DEVELOPMENTS

In 2005 PURAC realized sales of € 281.0 million (2004: € 271.3 million). Sales grew organically by 2%, sales volume rose by an average of 6%, reflecting the pricing pressure resulting from increased competition. Prices remained stable in the second half of 2005.

As expected, the operating result was lower and, excluding exceptional items, amounted to € 22.5 million (2004: € 44.1 million). Much of the production of PURAC still takes place in euro countries, while the competition operates mainly in dollar-related countries. As a consequence PURAC hedged its US dollar exposure for 2005 at the rate of $ 1.30 which negatively impacted results. In addition, the stronger Brazilian real had a negative effect on the export margins. Total negative currency effects amounted to € 6.3 million. In addition, the higher costs of raw materials and energy had a negative effect of € 4.6 million on the operating result and could not be passed on so far.

PROSPECTS

Product renewal, new applications and further market development will be important drivers of future growth. At the beginning of 2006 we raised the prices of our products by around 3% to compensate for the higher costs of energy and raw materials. Volume growth close to historic rates and cost-cutting programs will improve the operating result, in particular in the second half of 2006.



VENTI

PROFILE

CSM Sugar manufactures sugar from beet and sells sugar and sugar specialties to the industrial and consumer markets. CSM Sugar occupies number-two position on the Dutch market and is one of the most efficient sugar producers in Europe.

Net turnover CSM Sugar
millions of euros



250
200
150
100
50
00/01
2002
2003
2004
2005



Albert Markusse,
division director CSM Sugar

Calendar year *millions of euros*	2005 Before exceptional items	2005	2004 Before exceptional items	2004
Net turnover	226.4	226.4	264.6	264.6
Operating result	40.8	30.3	40.8	42.2
ROS%	18.0	13.4	15.4	15.9
ROCE including goodwill %	36.1	26.8	33.0	34.2

The bulk of the produced sugar is sold to industrial customers in the Netherlands and Europe whose quality and logistical demands determine how this takes place. Another part of the sugar is sold in consumer packaging and includes a wide selection of sugar cubes, sugar sticks, syrup, and table sugar in a variety of packaging.
By-products such as pulp and lime are processed into high-quality animal feed (Cesem) and lime fertilizer (Betacal) respectively and sold on the agricultural market. The molasses (liquid residue from sugar production which is uneconomical to crystallize further) is sold as a raw ingredient for the alcohol, yeast and animal feed industries.

MARKET

The European sugar market is regulated to a large extent by the European Union. On 24 November 2005 the European Council of Agriculture Ministers reached agreement on a radical revision of the EU Sugar Regulation. The new regulation runs till 2014/2015 and consists of three planks: a re-arranged EU market, direct income support for the beet growers (compensation), and the establishment of a restructuring fund for the sugar sector as an incentive for lower production. The restructuring fund will amount to € 4–5 billion and will be financed from levies collected across the entire European sugar sector.
The agreement means a gradual decrease in the EU basic price of sugar by ultimately 36% over a four-year period starting from 2006/2007 (2009/2010). At the same time, the price of beet will be reduced by ultimately 39.4% in four steps by 2009/2010. A reduction also has to be realized in the production of EU sugar.

As compensation for the lower price, beet growers will receive an income supplement of up to 64% in the form of a hectare supplement, regardless of the output they realize in the future. In addition, for a period of four years there will be a limited scheme to buy up quota sugar (A and B sugar) at € 730 per ton in 2006/2007 and decreasing to € 520 per ton in 2009/2010. This scheme will be financed by the restructuring fund. Depending on the success of this scheme and the increase in imports from less developed countries a generic quota discount will be applied to create a new balance in the EU market.

Competition intensified on the European market in anticipation of the new sugar regulation and put pressure on the sales figures. Meantime, the price of sugar on the world market showed a limited rise as the result of a steady increase in worldwide consumption coupled with low production. The rise in oil prices is increasing the use of cane sugar as a raw ingredient in the production of bio-ethanol, an alternative and clean fuel. This means that relatively less sugar is being produced from cane.

INVESTMENTS AND DIVESTMENTS

In 2005 CSM Sugar invested € 8.6 million mainly to improve efficiency and modernize production equipment (2004: € 12.0 million, € 4.2 million of which related to our former stake in Nedalco). The most important project in 2005 was the successful relocation of the beet-processing operations from Breda to our plant in Vierverlaten. Production installations such as the flume and the diffusion tower were relocated and solved a major bottleneck in the production process in Vierverlaten. Efficiency improvements were also realized by upscaling on the one hand and investment in energy management on the other.
Improvements were also introduced at the Breda site, which now operates solely as a production and distribution center for sugar specialties.

BUSINESS DEVELOPMENTS

Net turnover of CSM Sugar fell by 14% in calendar year 2005 to € 226.4 million (2004: € 264.6 million) largely as a result of the divestment of our 40% stake in Nedalco. Turnover fell autonomously by 4%.

Sales to industrial customers account for approximately 85% of the divisional turnover, the rest comes from consumer products. These industrial customers use sugar for the production of cake & patisserie products, confectionery & chocolate, and soft drinks. In the past year an extra-coarse sugar was launched for industrial customers. Sugar prices in Europe came under pressure from the EU sugar surplus and the price war between the supermarket chains.

In anticipation of the new EU Sugar Regulation CSM Sugar in 2005 terminated the sugar production in Breda. This led to a cost reduction of € 11 million. These operational cost savings enabled CSM Sugar to offset the above-mentioned price pressure.

Despite the lower turnover (divestment of the stake in Nedalco) the operating result before exceptional items remained at the same level of € 40.8 million in 2005 (2004: € 40.8 million). The operational margin (ROS) rose from 15.4% to 18.0%.

The 2005 campaign was the first campaign in which the beet was processed at only one site. Thanks, amongst others, to the limited increase in capacity at Vierverlaten, the prolonged duration of the campaign and the outsourcing of part of the production to sugar producers in Germany and Belgium, the 2005 campaign was a success. That part of the beet harvest was outsourced which was geographically closest to these foreign sugar producers.
The tighter EU sugar policy meant that the production quota was cut by 13% to 283,000 tons (2004: 325,000 tons). All in all, the harvest for 2005 delivered around 2.2 million tons of good-quality beet (2004: 2.4 million tons). Apart from a few minor upsets the enlarged production site in Vierverlaten had an excellent campaign. The total white sugar production amounted to 377,000 tons (2004: 390,000 tons). After the volume of quota sugar had been deducted, approximately 94,000 tons of C sugar remained (2004: 65,000 tons). Therefore, including the 15,000 tons of C sugar transferred from the last campaign, 109,000 tons have to be sold on the world market.

Prospects CSM Sugar

For the current year we expect a lower operating result due to persistent pressure on the sugar margins in the EU market.

Diemen, the Netherlands, 28 February 2006

Board of Management

The meat-processing industry is a key market for PURAC. We offer various products in this market. We search for the best solution in association with the customer and together we come up with new ideas, new developments, and new products. PURAC is a crucial source of (microbiological) expertise for this industry.

Quality and safety are vitally important. PURAC products help guarantee the safety of end-products. Governments and (international) supermarket chains are imposing increasingly stringent criteria which are constantly raising the standards for the meat-processing industry. PURAC products and expertise help the industry to meet these stringent criteria.


COOPERATION



COOPERATION

'Food needs to be safe for consumption. It isn't without good reason that 'Improving the quality of life' is part of our mission statement.'

PIETER PAUL LAMERS,
SALES MANAGER PURAC

PURAC

Financial Statements 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNT

millions of euros	Note	2005		2004	
Continuing operations	1.				
Net turnover	2.	2,618.0		2,731.7	
Costs of raw materials and consumables		−1,462.5		−1,524.6	
Added value			**1,155.5**		**1,207.1**
Production costs		−439.4		−414.0	
Warehousing and distribution costs		−184.2		−183.5	
Gross profit			**531.9**		**609.6**
Selling expenses		−215.2		−224.7	
General and administrative expenses		−178.8		−221.5	
Other costs	3.	−5.1		–	
Other proceeds	4.	1.5		34.7	
Operating result			**134.3**		**198.1**
Financial income	8.	11.6		10.0	
Financial charges	8.	−70.6		−70.6	
Result before taxes from continuing operations			**75.3**		**137.5**
Taxes	9.	−20.0		−32.7	
Result after taxes from continuing operations			**55.3**		**104.8**
Discontinued operations	10.				
Result after taxes*		2.7		54.9	
Result from sale after taxes		365.4		–	
Result from discontinued operations			**368.1**		**54.9**
Result after taxes			**423.4**		**159.7**
Per ordinary share in euros	11.				
Earnings from continuing operations			0.75		1.29
Diluted earnings from continuing operations			0.73		1.28
Earnings from discontinued operations			4.97		0.72
Diluted earnings from discontinued operations			4.87		0.72
Earnings			5.72		2.01
Diluted earnings			5.60		2.00

* The result from discontinued operations comprises the result of CSM Sugar Confectionery excluding financial income and charges. Taxes have been proportionately allocated to CSM Sugar Confectionery based on the tax rate for CSM as a whole (2005: 26.6% and 2004: 23.8%).

CONSOLIDATED BALANCE SHEET

before profit appropriation, millions of euros	Note	31-12-2005		31-12-2004	
ASSETS					
Property, plant & equipment	12.	618.9		593.9	
Intangible fixed assets	13.	648.9		627.9	
Financial fixed assets	14.	9.4		17.6	
Deferred tax assets	21.	49.6		62.1	
Total fixed assets			**1,326.8**		**1,301.5**
Stocks	15.	403.3		391.5	
Receivables	16.	344.1		333.6	
Tax assets		30.8		6.3	
Cash and cash equivalents	17.	78.3		76.1	
Assets held for sale		–		565.0	
Total current assets			**856.5**		**1,372.5**
Total			**2,183.3**		**2,674.0**
LIABILITIES					
Shareholders' equity	18.		**946.4**		**806.5**
Provisions	19.	166.0		176.1	
Deferred tax liabilities	21.	82.1		92.4	
Non-current liabilities	22.	468.5		551.9	
Total non-current liabilities			**716.6**		**820.4**
Interest-bearing current liabilities	23.	35.1		390.1	
Trade payables		238.7		279.7	
Other non-interest-bearing current liabilities		213.2		186.7	
Tax liabilities		33.3		15.2	
Liabilities held for sale		–		175.4	
Total current liabilities			**520.3**		**1,047.1**
Total			**2,183.3**		**2,674.0**

MOVEMENTS IN SHAREHOLDERS' EQUITY – CONSOLIDATED STATEMENT

millions of euros	Ordinary share capital	Share premium reserve	Other reserves	Retained earnings	Total
As at 1 January 2004	**20.9**	**106.2**	**–**	**588.5**	**715.6**
Movements in translation reserve			–2.4		–2.4
Result recognized in shareholders' equity	**–**	**–**	**–2.4**	**–**	**–2.4**
Profit financial year 2004				159.7	159.7
Total result 2004	**–**	**–**	**–2.4**	**159.7**	**157.3**
Stock dividend	0.4	–0.4	–	36.3	36.3
Dividend				–61.0	–61.0
Dividend on cumulative financing preference shares				–6.0	–6.0
Repurchase company shares				–35.7	–35.7
Total transactions with shareholders	**0.4**	**–0.4**	**–**	**–66.4**	**–66.4**
As at 31 December 2004	**21.3**	**105.8**	**–2.4**	**681.8**	**806.5**
Effects application IAS 32/39:					
▫ cumulative financing preference shares	–1.1	–98.9		–	–100.0
▫ valuation derivatives	–		–15.1	–18.4	–33.5
tax effect			4.8	5.8	10.6
As at 1 January 2005	**20.2**	**6.9**	**–12.7**	**669.2**	**683.6**
Movement in hedge reserve			–5.0		–5.0
Movement in translation reserve			15.8		15.8
Result recognized in shareholders' equity	**–**	**–**	**10.8**	**–**	**10.8**
Profit financial year 2005				423.4	423.4
Total result 2005	**–**	**–**	**10.8**	**423.4**	**434.2**
Dividend				–61.1	–61.1
Repurchase company shares				–112.0	–112.0
Movement in option reserve			0.6		0.6
Conversion beet growers' bonds		1.1			1.1
Withdrawal shares	–0.6	–0.3		0.9	–
Total transactions with shareholders	**–0.6**	**0.8**	**0.6**	**–172.2**	**–171.4**
As at 31 December 2005	**19.6**	**7.7**	**–1.3**	**920.4**	**946.4**

CONSOLIDATED CASH FLOW STATEMENT

millions of euros	2005	2004
CASH FLOW FROM OPERATING ACTIVITIES		
Result after taxes	423.4	159.7
Adjusted for:		
◻ Discontinued operations	–368.1	–54.9
◻ Depreciation of fixed assets	75.5	77.6
◻ Impairment of fixed assets	9.8	14.5
◻ Result from divestments of fixed assets	–9.7	–
◻ Result from sale of group companies and activities	3.6	–34.7
◻ Share options	0.6	–
◻ Interest received	–3.3	–10.0
◻ Interest paid	49.3	65.4
◻ Exchange rate differences	–8.3	5.2
◻ Fluctuations in fair value of derivatives	1.0	–
◻ Movements in shareholders' equity due to cash flow hedges	0.2	–
◻ Write-down of disbursed loan	6.8	–
◻ Costs of private loan 2003	13.3	–
◻ Taxes	20.0	32.7
Cash flow from operating activities before movements in working capital	**214.1**	**255.5**
Movement in provisions	–0.3	–3.3
Movements in working capital		
◻ receivables	–13.6	–4.6
◻ stocks	–1.1	–2.4
◻ non-interest-bearing current liabilities	–45.3	15.5
Cash flow from business operations	**153.8**	**260.7**
Net interest paid	–51.5	–50.8
Tax paid on profit	–23.3	–19.8
Cash flow from operating activities	**79.0**	**190.1**
CASH FLOW FROM INVESTMENT ACTIVITIES		
Discontinued operations	–13.2	57.2
Sale of discontinued operations	778.2	–
Acquisition of group companies	–	2.6
Sale of group companies	11.3	59.8
Capital expenditure on property, plant & equipment	–87.9	–108.4
Divestment of property, plant & equipment	22.6	2.1
Cash flow from investment activities	**711.0**	**13.3**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from interest-bearing debts	16.7	37.3
Repayments of interest-bearing debts	–628.8	–183.9
Repurchase of own shares	–112.0	–35.7
Paid-out dividend	–67.1	–30.7
Cash flow from financing activities	**–791.2**	**–213.0**
Net cash flow	–1.2	–9.6
Effects of exchange rate differences on cash and cash equivalents	3.4	–2.2
Increase/decrease cash and cash equivalents	2.2	–11.8
Cash and cash equivalents at start of financial year	76.1	87.9
Cash and cash equivalents at close of financial year	78.3	76.1

ACCOUNTING PRINCIPLES

GENERAL

CSM

CSM nv is an internationally operating company engaged in the development, production, sale and distribution of bakery supplies and food ingredients. CSM operates mainly in Europe and North America, but also has offices in Asia and South America.

CSM is based in Amsterdam and listed on Euronext Amsterdam N.V.

The consolidated financial statements have been made available by the Board of Management on 28 February 2006 and will be presented to the General Shareholders' Meeting for approval on 26 April 2006.

Acquisitions and Divestments

The main divestments that influenced the 2005 consolidation include:

- The sale of CSM Sugar Confectionery for € 778.2 million (annual turnover: € 743.3 million) on 7 March.
- The sale of the defoamer activities of American Ingredients Company for € 1.1 million on 11 March.
- The sale of the bakery ingredients activities of BakeMark Sverige (Sweden) for € 8.7 million (annual turnover: € 28 million) on 1 May.
- The sale of a significant part of the sales activities of CSM Bakery Supplies Europe in Finland for € 0.2 million (annual turnover: € 5 million) on 13 June.
- The sale or closure of a number of branches by BakeMark East in the first half of 2005 yielding € 1.3 million.

TRANSITION TO IFRS

Up to and including 2004 CSM's financial statements were prepared based on Generally Accepted Accounting Principles in the Netherlands (NL GAAP).
Starting from financial year 2005, CSM applies IFRS. The comparative figures for 2004 in these financial statements have therefore been restated on the basis of IFRS. Hence, the *de facto* transition date is 1 January 2004. Any movements due to changes caused by the transition from NL GAAP to IFRS on 1 January 2004 are recognized in equity.

CSM has elected to apply the following optional exemptions under IFRS 1:

- IFRS 3 (business combinations) will not be applied retrospectively to businesses acquired prior to the transition date.
- CSM has opted to recognize all cumulative actuarial results relating to employee benefits on the transition date.
- The cumulative currency translation differences relating to activities abroad are reset to zero as at 1 January 2004.
- CSM has opted to apply the standards for financial instruments (IAS 32 and 39) as of 1 January 2005. The comparative figures for 2004 have therefore not been brought into line with IAS 32 and 39.
- The valuation of share-based payments (IFRS 2) will not be applied to share-based payments granted on or before 7 November 2002 or that have not vested by 1 January 2005.

The main changes in the valuation of assets and liabilities and in the CSM result are as follows.

Pensions and Other Long-Term Employee Benefits

The commitments from defined pension and employee benefit plans must be recognized at the present value of the future obligations (including future salary rises) adjusted for the fair value of the associated plan assets. Under NL GAAP pension commitments were based on the current obligations without taking the value of the plan assets into account. There were some employee plans for which no commitments were included in the balance sheet; instead, the charges were recognized on a cash basis in the result. Consequently, the provision for pensions and other long-term employee obligations increases by € 79.2 million (excluding tax effect) as at 1 January 2004. CSM has decided to apply the corridor method to prevent unrealized actuarial gains and losses from causing direct fluctuations in the result. The effect on the profit and loss account for 2004 is € 3.5 million positive (before tax).

Acquisitions (Business Combinations)

Under NL GAAP goodwill paid in connection with acquisitions was capitalized and amortized over 20 years. Under IFRS goodwill is still capitalized but no longer amortized. As CSM has opted to apply IFRS only to new acquisitions, past acquisitions will not be restated. The book value of the goodwill has been frozen as at 1 January 2004 and the € 42.4 million in goodwill amortization for 2004 reversed. Capitalized goodwill will be annually tested for impairment in order to determine whether the expected future cash flows exceed the book value of the goodwill.

Financial Instruments

CSM has opted to apply the standards for financial instruments as of 1 January 2005.

This means that the cumulative financing preference shares will be classified as debt instead of equity. As a result, equity will decrease by € 100.0 million. The dividend of € 6 million on these shares will be classified as financial charges.

Under IFRS derivatives are recognized at fair value on the balance sheet. Fluctuations in fair value are recognized as financial income and charges in the profit and loss account, unless hedge accounting is applied. Hedge accounting will be largely applied to forward currency contracts and interest rate derivatives, whereby unrealized fluctuations in the fair values of the derivatives will be deferred in equity (hedge reserve) until the underlying transaction is recognized in the result.

The adoption of IAS 32 and 39 will affect equity as at 1 January 2005 to the amount of € 33.5 million negative, of which € 15.1 million relates to unrealized results of currency contracts and the interest rate currency swap to which hedge accounting is applied. The remaining € 18.4 million relates to three interest swaps which do not fall under hedge accounting. The financial instruments to which hedge accounting is not applied may lead to greater volatility in the CSM results.

Share-Based Payments

Under NL GAAP share-based payments were not charged to the profit and loss account. IFRS 2 requires CSM to charge share-based payments to the profit and loss account. CSM has opted not to apply this standard to share-based payments that were granted on or before 7 November 2002 or which have vested before 1 January 2005. As CSM applies this standard as of financial year 2005, the profit and loss account for 2004 is unaffected.

Property, Plant & Equipment

Under IAS 16 spare parts which are related to machines and installations and can be used for the production process for more than one year are classified as property, plant and equipment and are depreciated over their estimated economic life. Under NL GAAP spare parts were classified as inventory and charged to the result upon use. The reclassification of the spare parts has no effect on equity as at 1 January 2004, but it has a positive effect of € 0.9 million on the profit and loss account for 2004.

Currency Translation Differences

Under IFRS currency translation differences are temporarily classified as a separate component in equity, i.e. as the translation reserve. When a foreign operation is divested or scaled down the cumulative currency translation differences are released to the profit and loss account as part of the result of the divestment. CSM has opted to reset the cumulative currency translation differences at zero as at 1 January 2004. In 2004 the recycling of the currency translation differences has a negative effect of € 3.5 million (before tax) on the profit and loss account.

Discontinued Operations

CSM has opted to apply IFRS 5 retrospectively. This standard concerns the sale of the Sugar Confectionery Division on 7 March 2005. The assets and liabilities and the operating result of Sugar Confectionery will be presented separately as discontinued operations in the balance sheet and the profit and loss account as of 1 January 2004.

Lease

Under IFRS one lease contract is considered to be financial lease instead of operational lease. This change does not affect equity as at 1 January 2004 or the profit and loss account for 2004. It will cause a rise of € 1.6 million in the balance sheet total as at the end of 2004.

See page 86 for more details on the effects which the transition from NL GAAP to IFRS has on equity as at 1 January 2004 and 31 December 2004, the profit and loss account for 2004, and equity as at 1 January 2005.

ACCOUNTING PRINCIPLES

General

The consolidated financial statements of CSM nv have been prepared in accordance with the International Financial Reporting Standards (IFRS). With the exception of financial instruments, the financial statements in general are prepared on the basis of the historical cost principle.

Consolidation

The consolidation includes the financial data of CSM nv and its group companies ('CSM'). All inter-company receivables, debts and transactions have been eliminated. Group companies are companies in which CSM nv exercises control. The PGLA-1 joint venture is consolidated proportionally. The results of acquisitions and divestments are recognized from the moment that control is transferred.

In compliance with Section 2:402 of the Dutch Civil Code the profit and loss account of CSM nv is presented in a summarized form as it is incorporated in the consolidated financial statements.

A list has been filed at the Amsterdam Trade Register setting out the data on the group companies as required under Sections 2:379 and 2:414 of the Dutch Civil Code.

Foreign Currency

The consolidated financial statements are in euros. The euro is the reporting and the presentation currency. Transactions in other than the reporting currency are translated at the exchange rates that apply on the transaction date. Any monetary assets and liabilities resulting from such transactions are translated at the exchange rates on the balance sheet date. Any exchange rate differences are recognized in the profit and loss account. The assets and liabilities of consolidated foreign group companies and the long-term foreign-currency loans which have been taken out to finance these subsidiaries are converted into euros on the balance sheet date, taking taxes into account. The subsequent currency translation differences are incorporated in the translation reserve in equity. The results of the foreign group companies are translated into euros on the basis of average exchange rates. The difference between net profit on the basis of average exchange rates and net profit on the basis of the exchange rates as at the balance sheet date is incorporated in the translation reserve in equity. If a foreign operation is divested or scaled down the associated cumulative currency translation differences are recognized as result in the profit and loss account.

Exchange rates of the main currencies:

	Average exchange rate 2004	Exchange rate 31 December 2004	Average exchange rate 2005	Exchange rate 31 December 2005
USD	1.24	1.36	1.24	1.18
GBP	0.68	0.70	0.68	0.69
Japanese yen	0.13	0.14	0.14	0.14
Brazilian real	3.6	3.6	3.0	2.8

Property, Plant & Equipment

Land, buildings, machines, installations and other operating assets are valued at the acquisition price or the cost of production, subject to straight line depreciation calculated over the estimated economic life and the estimated residual value. The cost of production includes the cost of materials and direct labor and an attributable part of the indirect costs. Land is not depreciated. Grants are deducted from the acquisition price or the production costs of the assets to which the grant relates. Property, plant and equipment are tested annually for impairment if there are indications for this. Impairment is the amount by which the book value of the property, plant and equipment exceeds the recoverable amount. The recoverable amount of an asset is the higher of (a) value in use and (b) fair value less selling expenses.

Intangible Non-Current Assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets and liabilities purchased at the date of acquisition. Goodwill is valued at cost. Goodwill is tested for impairment annually – or more often if there were indications for impairment. Impairment is the amount by which the book value of the goodwill of a cash-flow-generating unit exceeds the recoverable amount, being the higher of (a) value in use and (b) fair value less selling expenses. The value in use is the present value of the cash flows which the unit is expected to generate. If impairment is anticipated, the depreciation is charged to the profit and loss account.

When an entity or activity is sold or divested the goodwill allocated to the entity is included in the calculations for the result of the sale.

Research & Development Costs

Research costs are expensed when incurred. Development costs are capitalized if the appropriate criteria are met. Development costs are valued at cost and amortized using a straight line method over the estimated economic life. The value of the development costs is tested for impairment annually.

Other Intangible Non-Current Assets

Other intangible non-current assets are valued at historical cost and amortized on a straight line basis over the estimated economic life. Emission rights are not recognized in the balance sheet as cost is zero.

Financial Fixed Assets

Financial fixed assets are loans and receivables with fixed or determinable payments (generally, with a duration of more than one year) and are valued at amortized cost less provisions where necessary.

Deferred Taxes

Deferred taxes concern liabilities and assets arising from temporary differences between the tax bases and their carrying amounts in the consolidated financial statements of (in-)tangible non-current assets, inventories, and provisions. Deferred taxes are determined using tax rates that have been enacted by the balance sheet date and are expected to apply when the related deferred income tax is realized or the deferred tax liability is settled.
Deferred tax assets are recognized to the extent that is probable that future taxable profit will be available against which the temporary difference can be utilized.

Tax assets and liabilities are netted when there is a legal right to offset.

Stocks

Inventories of raw materials, consumables, technical materials and packaging are stated at the lower of cost (first in, first out) and fair value. Inventories of work in progress and finished products – with the exception of guaranteed sugar – are stated at the lower of production cost and net realizable value. Total cost of production includes payroll costs and materials and an allocated part of the indirect production costs. The inventory of guaranteed sugar from the beet campaign that ended in the financial year is stated at the lower of intervention price as at the balance sheet date less the unrealized profit and net realizable value. A valuation adjustment is deducted for non-marketable stock.

Receivables
Receivables are valued on the basis of the amortized cost using the effective interest rate method less provisions deemed necessary for non-collectibility.

Cash and Cash Equivalents
Cash and cash equivalents comprise cash in bank, cash in hand and current deposits with original maturities of 3 months. Bank overdrafts are presented as current interest-bearing liabilities.

Equity
Ordinary shares are classified as equity. Cumulative financing preference shares are classified as debt. The dividend on the cumulative financing preference shares is recognized as a financial charge in the profit and loss account.
CSM runs a share (option) plan for the Board of Management and the Senior Management. The fair value of the right to shares or share options on the date of allocation is recognized in the profit and loss account as payroll costs over the vesting period of the share options.

Provisions
Pensions
CSM runs pension plans in various countries for most of its employees. These schemes reflect the legal requirements, the customs and the situation in the country concerned. They are administered partly by the company and partly by external parties, such as industrial pension funds and insurance companies.

The defined benefit obligation is calculated annually using the projected unit credit method, whereby the differences between expected and actual returns from plan assets and actuarial changes are only recognized in the profit and loss account if the total of the cumulative differences and the actuarial changes exceeds 10% of the greater of the defined benefit obligation or the fair value of the plan assets. The excess is spread to income over the employee's expected average remaining working life. Past service costs are recognized immediately in income unless the changes to the pension plan are conditional on the employees remaining in service for a specific period of time (the vesting period). In this case, the past service costs are amortized on a straight-line basis over the vesting period. The result arising from the curtailment or termination of a defined benefit pension plan is recognized as soon as the curtailment or termination occurs. It consists of the movement in the present value of the defined benefit obligation and the fair value of the plan assets and any unrecognized actuarial results and past service costs. Curtailments may arise if there is a material decline in the number of employees in the pension plan or if the content of the plan changes in such a way that the claims will be substantially lower in the future years of service. The pension premiums for the defined contribution pension plans are charged to income when incurred.

Other Long-Term Employee Benefit Commitments
The other long-term employee benefit commitments relate mainly to anniversaries, years of service, termination packages, and medical costs. The commitments arising from these benefits are accounted for similarly as the defined benefit pension plans.

Other Provisions
The other provisions, mostly for reorganization, restructuring, etc., are recognized when the company has a legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources is required to settle the obligation, and the amount can be estimated reliably. The provisions are measured at the present value of the expected cost to settle the obligation.

Liabilities
Liabilities are recognized initially at fair value and subsequently at amortized cost.

Leases
Lease agreements in which the lessor transfers substantially all the risks and rewards of the ownership of an asset to the lessee are classified as financial leases. All assets and liabilities of a financial lease are capitalized at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Lease agreements that do not meet the conditions for a financial lease are classified as operational leases. Payments made are charged to income on a straight-line basis over the period of the lease.

Net Turnover
Net turnover comprises the proceeds of goods delivered to third parties less discounts and value-added tax. Turnover from the sale of goods is recognized when CSM has transferred the actual risks and rewards of ownership of the goods to the buyer, when the amount of the proceeds can be reliably measured,and when it is probable that the economic benefits of the sale will accrue to CSM.

Costs of Raw Materials and Consumables
Costs of raw materials and consumables relate to the cost of consumption of raw materials, consumables, and packaging materials.

Production Costs
Production costs are the costs relating to production operations.

Warehousing and Distribution Costs
Warehousing and distribution costs relate to the costs of warehousing and transport, including transport insurance.

Selling Expenses
Selling expenses relate to the costs of marketing and sales.

General and Administrative Expenses
General and administrative expenses relate to the costs of administration, management, and IT.

Taxes
Tax on the result from continuing operations is calculated on the basis of the result from continuing operations before taxes, taking account of untaxed profit elements, non- and part-deductible costs, and fiscal facilities. The prevailing nominal tax rates are applied. Account is taken of non-recoverable withholding taxes on foreign dividends.

Discontinued Operations
All assets and liabilities from discontinued operations are stated on the basis of the historical cost principle. Discontinued operations are presented separately in the profit and loss account. The discontinued operations concern the sale of the Sugar Confectionery Division on 7 March 2005. The result after taxes from discontinued operations consists of the operating result of the Sugar Confectionery Division, excluding financial income and charges. Taxes are proportionally allocated to Sugar Confectionery on the basis of the tax rate that applies to CSM as a whole (2005: 26.6% and 2004: 23.8%). The result after taxes from discontinued operations for 2005 covers the period from 1 January 2005 up to and including 6 March 2005.

FINANCIAL RISK MANAGEMENT
General
CSM uses various financial instruments in order to secure an optimal financing structure. It does so in accordance with a financial policy approved by the Board of Management.

Currency Risk Management
In the course of its ordinary business activities CSM uses forward contracts and currency swaps in order to manage its foreign exchange risks arising from purchase and sales deals and/or commitments from current purchase and sales contracts. Incidental forward currency contracts are also entered into to avoid wide fluctuations due to translation effects.

Interest Risk Management
Interest rate swaps and forward interest rate contracts are used to adjust the nature of the interest rate and currency of long-term financing to fit the desired risk profile.

Credit Risk Management
CSM runs a credit risk in relation to the financial instruments. This risk consists of the losses that would be incurred if the other party were to default on its contractual obligations. Given the credit rating that it requires of its partners (at least single A) CSM has no reason to assume that they will not honor their contractual obligations.

Accounting Principles for Financial Instruments and Hedge Activities

Financial instruments are recognized at fair value. Fluctuations in the fair value are recognized as financial income and charges in the profit and loss account, unless hedge accounting is applied. As hedge accounting is used most of the time in forward currency contracts and interest rate derivatives, unrealized fluctuations in the fair values of the derivatives are deferred in the hedge reserve within equity until the underlying hedged transaction is included in the result.

Hedge accounting stops when the derivative is sold or cleared and when the conditions for hedge accounting are no longer met. At that moment the unrealized fluctuations in the fair value which were temporarily incorporated in the hedge reserve are recognized in the profit and loss account.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

CSM makes use of accounting estimates and judgments. Described below are the estimates and judgements as at the balance sheet date that carry a substantial risk of a material adjustment to the book value of assets and liabilities in the next financial year.

Goodwill Impairment

CSM tests the goodwill annually in accordance with the accounting policy. The value in use is calculated on the basis of estimates and judgements of the cash flows which are discounted on a WACC basis.

Taxes

CSM is subject to various tax systems across the world. Estimates and judgements are used to determine the tax items in the financial statements. Interpretation differences in tax liabilities are also taken into account.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

PROFIT AND LOSS ACCOUNT BEFORE EXCEPTIONAL ITEMS

The consolidated profit and loss account from continuing operations for financial years 2005 and 2004 before exceptional items can be presented as follows.

millions of euros	2005		2005	2004		2004
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
Net turnover	2,618.0	–	2,618.0	2,731.7		2,731.7
Costs of raw materials and consumables	–1,462.5	–	–1,462.5	–1,524.6		–1,524.6
Added value	**1,155.5**	**–**	**1,155.5**	**1,207.1**		**1,207.1**
Production costs	–402.8	–36.6	–439.4	–397.0	–17.0	–414.0
Warehousing and distribution costs	–178.9	–5.3	–184.2	–183.5		–183.5
Gross profit	**573.8**	**–41.9**	**531.9**	**626.6**	**–17.0**	**609.6**
Selling expenses	–210.5	–4.7	–215.2	–221.7	–3.0	–224.7
General and administrative expenses	–194.2	15.4	–178.8	–212.7	–8.8	–221.5
Other costs	–	–5.1	–5.1	–	–	–
Other proceeds	–	1.5	1.5	–	34.7	34.7
Operating result	**169.1**	**–34.8**	**134.3**	**192.2**	**5.9**	**198.1**
Financial income	11.6	–	11.6	10.0		10.0
Financial charges	–70.6	–	–70.6	–70.6		–70.6
Result before taxes from continuing operations	**110.1**	**–34.8**	**75.3**	**131.6**	**5.9**	**137.5**
Taxes	–29.3	9.3	–20.0	–31.7	–1.0	–32.7
Result after taxes from continuing operations	**80.8**	**–25.5**	**55.3**	**99.9**	**4.9**	**104.8**

The exceptional items for 2005 can be specified for each division as follows.

CSM Bakery Supplies Europe

A net negative total of € 12.6 million in exceptional items. The breakdown is as follows:

- Costs of € 20.1 million arising from the reorganization of the activities at Délices de la Tour. They relate to the write-down of property, plant & equipment and staff severance pay and are recognized as production costs (€ 19.3 million) and general and administrative expenses (€ 0.8 million).
- A one-off profit of € 16.5 million on the sale of a building at Express Croex, classified as general and administrative expenses.
- Costs of € 5.9 million arising from the restructuring of the activities and the relocation of the Readi-Bake cookie activities of BakeMark UK, recognized as production costs (€ 2.6 million), general and administrative expenses (€ 0.9 million), warehousing and distribution costs (€ 2.2 million), and selling expenses (€ 0.2 million).
- A release of a provision amounting to € 4.9 million positive for a loss-making lease contract at BakeMark UK, classified as general and administrative expenses.

- The result from the sale of BakeMark Sverige and the sales operations in Finland is zero.
- Costs of € 4.3 million arising from the restructuring of BakeMark Deutschland's sales and administration operations, recognized as selling expenses (€ 2.2 million) and general and administrative expenses (€ 2.1 million).
- Costs of € 2.0 million arising from the integration of BakeMark Portugal and Express Croex, recognized as selling expenses (€ 1.8 million) and general and administrative expenses (€ 0.2 million).
- Costs of € 0.4 million arising from the reorganization of the sales activities at BakeMark Ingredients France, recognized as selling expenses.
- Costs of € 1.3 million arising from the preparation of the manufacturing footprint, classified as general and administrative expenses (€ 0.8 million), selling expenses (€ 0.1 million), and production costs (€ 0.4 million).

CSM Bakery Supplies North America

A net negative total of € 6.2 million in exceptional items. The breakdown is as follows:

- Other costs of € 5.1 million arising from the closure of various branches and the restructuring of BakeMark East's distribution activities.
- Result of € 1.5 million positive on the sale of the defoamer activities at American Ingredients Company, classified as other proceeds.
- Costs of € 2.6 million arising from the closure of three production sites and the transfer of production to other sites at H.C. Brill and Baker&Baker, classified as warehousing and distribution costs.

PURAC

A negative total of € 5.5 million in exceptional items. These items relate to the restructuring of the activities of the division in the Netherlands and PURAC Bioquímica in Spain. They are classified as production costs (€ 3.8 million), warehousing and distribution costs (€ 0.5 million), and general and administrative expenses (€ 1.2 million).

CSM Sugar

A negative total of € 10.5 million in exceptional items.

- Reorganization costs of € 10.5 million arising from the shutdown of the beet processing operations in Breda, the Netherlands, classified as production costs.

Holding activities

For the Holding no exceptional items were recorded in 2005.

The exceptional items for 2004 can be specified for each division as follows.

CSM Bakery Supplies Europe

A net positive total of € 12.3 million in exceptional items. The breakdown is as follows:

- Proceeds of € 19.5 million classified as other proceeds relate to the results from the sale of group companies, particularly the sale of Dreidoppel (€ 19.3 million) and the divestment of Lachaise (€ 0.2 million).
- Costs of € 7.2 million arising from the first phase of the restructuring of the division. They mainly relate to staff dismissals and are classified as general and administrative expenses (€ 3.4 million), selling expenses (€ 3.0 million), and production costs (€ 0.8 million).

CSM Bakery Supplies North America

A net negative total of € 6.3 million in exceptional items.

- Costs arising from the merger of the marketing and sales organizations of H.C. Brill, Henry&Henry and Baker&Baker, comprising mainly staff severance pay, general and administrative expenses (€ 3.9 million), and the write-down of machinery and equipment (€ 2.4 million).

CSM Sugar

A net positive total of € 1.4 million in exceptional items. The breakdown is as follows:

- Proceeds of € 15.2 million from the sale of the 39% stake in Nedalco, classified as other proceeds.
- Costs of € 13.8 million arising from the write-down of property, plant & equipment which are no longer used due to the shutdown of the beet-processing operations in Breda.

Holding activities

A negative total of € 1.5 million in exceptional items (general and administrative expenses) relating to the resignation of Mr Vink.

PURAC

For PURAC no exceptional items were recorded in 2004.

millions of euros

2. SEGMENT INFORMATION

Segment Information per Business Area

	CSM Bakery Supplies Europe				CSM Bakery Supplies North America			
	2005 Before exceptional items	2005	2004 Before exceptional items	2004	2005 Before exceptional items	2005	2004 Before exceptional items	2004
Net turnover	1,085.6	1,085.6	1,148.8	1,148.8	1,025.0	1,025.0	1,047.0	1,047.0
Operating result	55.8	43.2	65.1	77.4	69.7	63.5	62.2	55.9
ROS % [1]	5.1	4.0	5.7	6.7	6.8	6.2	5.9	5.3
Average capital employed excluding goodwill	230.9	230.9	261.0	261.0	229.6	229.6	252.1	252.1
Average capital employed including goodwill	825.9	825.9	856.0	856.0	723.6	723.6	746.1	746.1
ROCE excluding goodwill % [2]	24.2	18.7	24.9	29.7	30.4	27.7	24.7	22.2
ROCE including goodwill % [3]	6.8	5.2	7.6	9.0	9.6	8.8	8.3	7.5
Capital expenditure on fixed assets	30.5	30.5	26.8	26.8	13.0	13.0	13.8	13.8
Depreciation of fixed assets	28.1	28.1	27.7	27.7	16.1	16.1	17.9	17.9
Average number of employees	4,137	4,137	4,604	4,604	3,371	3,371	3,342	3,342

	PURAC				CSM Sugar			
	2005 Before exceptional items	2005		2004*	2005 Before exceptional items	2005	2004 Before exceptional items	2004
Net turnover	281.0	281.0		271.3	226.4	226.4	264.6	264.6
Operating result	22.5	17.0		44.1	40.8	30.3	40.8	42.2
ROS % [1]	8.0	6.0		16.3	18.0	13.4	15.4	15.9
Average capital employed excluding goodwill	258.1	258.1		215.0	110.1	110.1	120.5	120.5
Average capital employed including goodwill	289.1	289.1		246.0	113.1	113.1	123.5	123.5
ROCE excluding goodwill % [2]	8.7	6.6		20.5	37.1	27.5	33.9	35.0
ROCE including goodwill % [3]	7.8	5.9		17.9	36.1	26.8	33.0	34.2
Capital expenditure on fixed assets	46.7	46.7		55.8	8.6	8.6	12.0	12.0
Depreciation of fixed assets	24.6	24.6		20.3	6.8	6.8	11.7	11.7
Average number of employees	1,028	1,028		990	353	353	468	468

* No exceptional items were recorded for 2004

1. ROS is the operating result divided by net turnover x 100.
2. ROCE excluding goodwill is the operating result for the year divided by the average capital employed excluding goodwill x 100.
3. ROCE including goodwill is the operating result for the year divided by the average capital employed including goodwill x 100. This takes account of all acquisitions since 1978, the year when CSM started the diversification process.

millions of euros

	Holding companies			CSM total from continuing operations			
	2005*	2004 Before exceptional items	2004	2005 Before exceptional items	2005	2004 Before exceptional items	2004
Net turnover	–	–	–	2,618.0	2,618.0	2,731.7	2,731.7
Operating result	–19.7	–20.0	–21.5	169.1	134.3	192.2	198.1
ROS % [1]	–	–	–	6.5	5.1	7.0	7.3
Average capital employed excluding goodwill	–1.9	–3.9	–3.9	826.8	826.8	844.7	844.7
Average capital employed including goodwill	–1.9	–3.9	–3.9	1,949.8	1,949.8	1,967.7	1,967.7
ROCE excluding goodwill % [2]	–	–	–	20.5	16.2	22.8	23.5
ROCE including goodwill % [3]	–	–	–	8.7	6.9	9.8	10.1
Capital expenditure on fixed assets	–	–	–	98.7	98.7	108.4	108.4
Depreciation of fixed assets	–	–	–	75.5	75.5	77.6	77.6
Average number of employees	51	60	60	8,939	8,939	9,464	9,464

* No exceptional items were recorded for 2005

Segment Information per Geographical Region

	The Netherlands		Rest of Europe		North America		Other countries		CSM consolidated from continuing operations	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Net turnover	356.1	396.4	1,059.9	1,118.4	1,137.4	1,161.3	64.6	55.6	2,618.0	2,731.7
Average capital employed excluding goodwill	268.5	250.1	242.1	271.2	273.0	293.6	43.2	29.8	826.8	844.7
Capital expenditure on fixed assets	34.3	61.0	32.0	24.7	15.1	17.2	17.3	5.5	98.7	108.4
Depreciation of fixed assets	23.2	24.5	29.4	29.3	20.1	21.6	2.8	2.2	75.5	77.6
Average number of employees	1,250	1,342	4,001	4,476	3,481	3,441	207	205	8,939	9,464

The above information is based on the geographical location of the assets.

millions of euros		2005		2004
Net turnover by geographical region based on the geographical location of the customers is shown in the table below.				
The Netherlands	271.2		303.4	
Rest of Europe	1,109.2		1,165.8	
North America	1,120.9		1,150.8	
Other countries	116.7		111.7	
Total		**2,618.0**		**2,731.7**

3. OTHER COSTS

Breakdown of other costs:

		2005		2004
Closure of various branches and restructuring of distribution activities of BakeMark East	5.1		–	
Total		**5.1**		**–**

4. OTHER PROCEEDS

Breakdown of other proceeds:

		2005		2004
Result from sale of Dreidoppel	–		19.3	
Result from sale of Lachaise	–		0.2	
Result from sale of 39% stake in Nedalco	–		15.2	
Result from sale of defoamer activities at AIC	1.5		–	
Total		**1.5**		**34.7**

5. PAYROLL AND SOCIAL INSURANCE

		2005		2004
Payroll	384.0		379.3	
Pension premiums – defined benefit pension plans	21.5		18.8	
Pension premiums – defined contribution pension plans	8.3		7.2	
Other social insurance	52.8		59.6	
Option costs	0.6		–	
Total		**467.2**		**464.9**

6. DEPRECIATION OF FIXED ASSETS

		2005		2004
Depreciation of property, plant & equipment	74.9		77.6	
Depreciation of intangible fixed assets	0.6		–	
Total		**75.5**		**77.6**

7. RESEARCH AND DEVELOPMENT

Research and development costs amounted to approximately € 33.5 million in 2005 (2004: € 34.6 million).

millions of euros

8. FINANCIAL INCOME AND CHARGES

	2005		2004	
Breakdown of financial income and charges:				
Interest income	−3.3		−10.0	
Interest charges	49.3		65.4	
Exchange rate differences	−5.8		1.7	
Recycling of exchange rate differences from translation reserve	−2.5		3.5	
Fluctuations in fair value of derivatives	1.0		–	
Movements in shareholders' equity due to cash flow hedges	0.2		–	
Write-down of disbursed loan	6.8		–	
Costs of private loan 2003	13.3		–	
Total		**59.0**		**60.6**

9. TAXES

	Continuing operations		Discontinued operations		Total	
	2005	2004	2005	2004	2005	2004
Breakdown of taxes:						
Current tax	18.8	12.8	13.9	6.7	32.7	19.5
Deferred tax	1.2	19.9	3.4	10.5	4.6	30.4
Total	**20.0**	**32.7**	**17.3**	**17.2**	**37.3**	**49.9**

Reconciliation of result before taxes and tax liability:	2005		2004	
Result before taxes from continuing operations	75.3		137.5	
Result before taxes from discontinued operations	385.4		72.1	
Result before taxes		**460.7**		**209.6**
Taxes calculated on the basis of average statutory tax rate	152.8		74.0	
Untaxed profit elements	−94.9		−9.6	
Non-deductible costs	13.3		6.1	
Movement in non-valued tax assets	−34.8		−26.5	
Tax rate changes	−0.1		–	
Adjustments to prior-year taxes payable and deductible	−11.3		1.4	
Other	12.3		4.5	
Tax liability		**37.3**		**49.9**
		8.1%		**23.8%**

The average statutory tax rate is the average of the statutory tax rates in the countries where CSM operates, weighted on the basis of the result from ordinary activities before taxes in each of these countries.
The decrease in the total tax liability is due to the fact that part of the proceeds from the sale of CSM Sugar Confectionery could be realized tax-exempt by using substantial holding exemptions and the realization of non-valued tax assets.
The average tax burden on continuing operations was 26.6% in 2005 (2004: 23.8%). This increase compared with 2004 is due to a larger portion of the results being generated in countries with higher tax rates.

millions of euros

10. DISCONTINUED OPERATIONS

Discontinued operations relate to the sale of CSM Sugar Confectionery as at 7 March 2005. The result after taxes from discontinued operations comprises the operating result of CSM Sugar Confectionery excluding financial income and charges. Taxes have been proportionately allocated to CSM Sugar Confectionery based on the tax rate for CSM as a whole (2005: 26.6% and 2004: 23.8%). The operating result from discontinued operations for 2005 covers the period from 1 January 2005 to 7 March 2005.

	2005 (2 months)		2004 (12 months)	
Net turnover	121.6		743.3	
Costs of raw materials and consumables	–47.1		–293.8	
Production costs	–28.5		–160.9	
Warehousing and distribution costs	–5.0		–29.4	
Selling expenses	–26.7		–147.2	
General and administrative expenses	–10.6		–39.9	
Operating result		**3.7**		**72.1**
Taxes	–1.0		–17.2	
Result after taxes		**2.7**		**54.9**
Gross result from sale	381.7		–	
Taxes	–16.3		–	
Result from sale after taxes		**365.4**		**–**
Total		**368.1**		**54.9**

Breakdown of cash flow from discontinued operations:

Cash flow from operating activities	–12.6		–71.1	
Cash flow from investment activities	–0.6		13.9	
Total		**–13.2**		**–57.2**

11. EARNINGS PER ORDINARY SHARE

Earnings per ordinary share and earnings per ordinary share from continuing operations and discontinued operations are calculated by respectively dividing the result after taxes and the result after taxes from continuing operations and discontinued operations by the weighted average number of outstanding ordinary shares in CSM nv. In the calculations for diluted earnings per ordinary share and diluted earnings per ordinary share from continuing operations and discontinued operations the result after taxes and the result after taxes from continuing operations and discontinued operations, and the weighted average number of outstanding ordinary shares in CSM nv are adjusted for the effects of potential conversion of the convertible bond loan into ordinary shares and the exercise of option rights by the Board of Management and senior management.

millions of euros		2005		2004*
Result after taxes		**423.4**		**159.7**
Minus: Dividend on cumulative financing preference shares	–		6.0	
Profit available for holders of ordinary shares (A)	423.4		153.7	
Minus: Result from discontinued operations (B)	368.1		54.9	
Result after taxes from continuing operations (C)		**55.3**		**98.8**
Profit available for holders of ordinary shares	423.4		153.7	
Plus: Interest charges after tax related to the convertible bond loans (D)	0.2		0.2	
Profit after dilution (E)	423.6		153.9	
Minus: Result from discontinued operations	368.1		54.9	
Result after taxes from continuing operations, after dilution (F)		**55.5**		**99.0**
Weighted average number of outstanding ordinary shares (G)	74.1		76.5	
Plus: Ordinary shares related to convertible bond loans and option scheme	1.6		0.4	
Weighted average number of outstanding ordinary shares after the effect of dilution (H)		**75.7**		**76.9**
Per ordinary share				
Earnings from continuing operations (C/G)		0.75		1.29
Earnings from discontinued operations (B/G)		4.97		0.72
Earnings (A/G)		5.72		2.01
Diluted earnings from continuing operations (F/H)		0.73		1.28
Diluted earnings from discontinued operations (B/H)		4.87		0.72
Diluted earnings (E/H)		5.60		2.00

* Earnings per share for 2004 after deduction of dividend on cumulative financing preference shares.

12. PROPERTY, PLANT & EQUIPMENT

millions of euros	Land	Buildings	Machinery and equipment	Other fixed assets	Under construction	Not in employed operations	Total
1 January 2004							
Acquisition prices	44.4	269.2	886.6	72.9	43.7	7.5	1,324.3
Cumulative depreciations	–0.2	–98.1	–551.0	–52.0	0.1	–3.6	–704.8
Book value	**44.2**	**171.1**	**335.6**	**20.9**	**43.8**	**3.9**	**619.5**
Movements							
Capital expenditure	1.0	6.1	27.0	6.0	68.2	0.1	108.4
Divestments	–	0.2	0.4	–1.2	–	0.2	–0.4
Exchange rate differences	–1.6	–6.3	–6.7	–0.5	–1.0	0.1	–16.0
Sale of group companies	–2.7	–5.8	–10.3	–1.6	–3.4	–	–23.8
Depreciations	–	–9.0	–59.3	–9.2	–	–0.1	–77.6
Impairment	–	–2.8	–11.7	–	–	–	–14.5
Other	–0.4	17.4	22.3	2.3	–43.2	–0.1	–1.7
Net movements in book value	**–3.7**	**–0.2**	**–38.3**	**–4.2**	**20.6**	**0.2**	**–25.6**
1 January 2005							
Acquisition prices	40.8	262.5	810.7	73.1	64.3	6.2	1,257.6
Cumulative depreciations	–0.3	–91.6	–513.4	–56.4	0.1	–2.1	–663.7
Book value	**40.5**	**170.9**	**297.3**	**16.7**	**64.4**	**4.1**	**593.9**
Movements							
Capital expenditure	2.8	10.5	68.6	0.8	12.8	–	95.5
Divestments	–1.5	–2.2	–6.1	–2.1	–0.6	–0.4	–12.9
Exchange rate differences	2.8	10.1	15.3	0.9	3.4	–	32.5
Sale of group companies	–0.1	–2.0	–3.5	–0.9	–	–	–6.5
Depreciations	–	–8.6	–58.8	–7.4	–	–0.1	–74.9
Impairment	–	–	–9.8	–	–	–	–9.8
Other	0.2	1.2	20.6	3.6	–23.2	–1.3	1.1
Net movements in book value	**4.2**	**9.0**	**26.3**	**–5.1**	**–7.6**	**–1.8**	**25.0**
31 December 2005							
Acquisition prices	45.0	271.3	819.7	60.3	56.6	3.3	1,256.2
Cumulative depreciations	–0.3	–91.4	–496.1	–48.7	0.2	–1.0	–637.3
Book value	**44.7**	**179.9**	**323.6**	**11.6**	**56.8**	**2.3**	**618.9**
Depreciation rate	–	2.5-4%	6.7-12.5%	20-50%	–	6.7-12.5%	

The impairment concerns the write-down of fixed assets at Délices de la Tour following the closure and merger of production sites.

The buildings item includes buildings with a book value of € 6.1 million (31 December 2004: € 17.6 million) which are financed through a financial lease.

The book value of property, plant & equipment calculated on the basis of current value, is estimated at € 278 million (31 December 2004: approximately € 288 million) above the disclosed book value on the basis of acquisition price or construction costs.

millions of euros	Goodwill	Other intangible fixed assets	Devel-opment	Total
13. INTANGIBLE FIXED ASSETS				
1 January 2005				
Acquisition prices	627.9	–	–	627.9
Cumulative amortization	–	–	–	–
Book value	**627.9**	**–**	**–**	**627.9**
Movements				
Capital expenditure	–	2.0	1.2	3.2
Exchange rate differences	20.2	–	–	20.2
Sale of group companies	–1,8	–	–	–1,8
Amortization	–	–0.4	–0.2	–0.6
Net movements in book value	**18.4**	**1.6**	**1.0**	**21.0**
31 December 2005				
Acquisition prices	646.3	2.0	1.2	649.5
Cumulative amortization	–	–0.4	–0.2	–0.6
Book value	**646.3**	**1.6**	**1.0**	**648.9**
Amortization rate	–	20-33.3%	33.3%	

No movements in intangible fixed assets were recorded for 2004.

Goodwill impairment Test

Goodwill is allocated based on cash flow generating units for each region of the divisions. Breakdown of the book value of the goodwill per unit is as follows:

	Book value of goodwill as at 31 December 2005	
CSM Bakery Supplies Europe		
Benelux	40	
Germany	276	
Northern Europe	39	
France	35	
Southern Europe	85	
Other	20	
		495
CSM Bakery Supplies North America		
H.C. Brill & Caravan	140	
Other	3	
		143
PURAC		**8**
Total		**646**

millions of euros

The recoverable amount of the cash flow generating units is determined on the basis of the value in use per unit. The cash flow forecasts per unit are based on the expected operating results and corresponding cash flows in the most recent 3-year budgets which have been approved by the Board of Management. The cash flows after 3 years are fixed at an annual growth rate of 2%. For each division, future cash flows are discounted on the basis of WACC before tax. For the Bakery Supplies divisions a WACC of 9% and for PURAC a WACC of 12% is applied.

Given the above assumptions the Board of Management has concluded that value in use per unit is not lower than the book value of goodwill.

Other Intangible Fixed Assets

Other intangible fixed assets comprise mainly capitalized software and licenses depreciated over a 3-5-year period. Software and licenses depreciation charges are recognized as general and administrative expenses.

Development

In 2005, for the first time, development costs of € 1.2 million have been capitalized for internally initiated projects at PURAC.

14. FINANCIAL FIXED ASSETS

Movements in other long-term receivables

	2005		2004	
As at start of financial year	17.6		13.1	
Write-down	−6.8		–	
Disbursements	–		7.2	
Repayments	−1.4		−2.7	
As at close of financial year		**9.4**		**17.6**

The book value of the financial fixed assets does not significantly deviate from the fair value. The long-term receivables mainly comprise a loan of € 6.3 million disbursed to an associated company (interest rate 6.5% and remaining term of 2 years) and loans of € 1.8 million disbursed to beet growers (no interest and an average remaining term of 2 years).

15. STOCKS

	As at 31-12-2005		As at 31-12-2004	
Raw materials, consumables, technical materials and packaging	76.1		63.5	
Work in progress	11.8		10.5	
Finished product	315.5		317.5	
Total		**403.3**		**391.5**

16. RECEIVABLES

	As at 31-12-2005		As at 31-12-2004	
Trade receivables	326.7		305.7	
Provision for impairments	−14.5		−15.7	
Other receivables	18.9		16.9	
Derivatives (cash flow hedge)	4.0		–	
Prepayments and accrued income	9.0		26.7	
Total		**344.1**		**333.6**

Remaining term of receivables is less than one year.
The nominal value of the receivables (excluding derivatives) does not significantly deviate from the fair value.

17. CASH AND CASH EQUIVALENTS

An amount of € 15.0 million in deposits (average interest rate of 3.3% and term until 1 February 2006) is included in the cash and cash equivalents (31 December 2004: € 25.0 million). The other cash and cash equivalents are available and payable without notice.

18. SHAREHOLDERS' EQUITY

Share Capital

As at 31 December 2005 authorized share capital totaled € 50 million. This consists of 182 million ordinary shares with a nominal value of € 0.25 each and 18 million cumulative financing preference shares with a nominal value of € 0.25 each and divided into three series of six million marked FPA, FPB and FPC.

Cumulative Financing Preference Shares

On 26 July 2002, 2,131,284 cumulative financing preference shares were issued from the FPA series, 852,512 from the FPB series and 1,278,770 from the FPC series, each with a nominal value of € 0.25 and an issue price of € 23.46.

Each series of cumulative financing preference shares has a different dividend percentage and dividend review date.

Finprefs	Dividend	First dividend review date	Review interval
FPA series	5.77%	1 August 2009	seven years
FPB series	6.07%	1 August 2012	ten years
FPC series	6.4%	1 August 2017	fifteen years

Holders of cumulative financing preference shares take priority over holders of ordinary shares when dividends are paid out and if the company goes into liquidation. To optimize its financing structure, in June 2005, CSM repurchased 1,278,722 depositary receipts of shares from the FPA series with a nominal value of € 0.25 each (nominal amount: € 0.3 million) at an acquisition price of € 30.6 million.
The average dividend on outstanding cumulative financing preference shares is 6.13% as at 31 December 2005.
The cumulative financing preference shares are classified as debt instead of equity as of 1 January 2005.

Movements in the Number of Issued Shares	Ordinary	'FPA'	'FPB'	'FPC'
As at 1 January 2005	**80,866,886**	**2,131,284**	**852,512**	**1,278,770**
Withdrawal company shares	−2,559,855	–	–	–
Conversion beet growers' bonds	47,418	–	–	–
Repurchase		–	–	–
As at 31 December 2005	**78,354,449**	**2,131,284**	**852,512**	**1,278,770**

Movements in the Number of Shares with Dividend Rights	Ordinary	'FPA'	'FPB'	'FPC'
As at 1 January 2005	**76,073,681**	**2,131,284**	**852,512**	**1,278,770**
Repurchased depositary receipts of shares	−6,159,359	−1,278,772		
Conversion beet growers' bonds	47,418			
Sold depositary receipts of ordinary shares	1,409,855			
As at 31 December 2005	**71,371,595**	**852,512**	**852,512**	**1,278,770**

Repurchased Depositary Receipts of Ordinary Shares

During financial year 2005 the company repurchased a total of 6,159,359 depositary receipts of ordinary shares. Breakdown:

- 5,548,059 depositary receipts of ordinary shares with a nominal value of € 0.25 each (nominal amount: € 1.4 million) at an acquisition price of € 129.7 million to further optimize the financing structure of the company;
- 611,300 depositary receipts of ordinary shares with a nominal value of € 0.25 each (nominal amount: € 0.2 million) at an acquisition price of € 14.7 million to prevent earnings per share from being diluted due to the exercise of option rights.

Sold Depositary Receipts of Ordinary Shares

During financial year 2005 the company sold a total of 1,409,855 depositary receipts of ordinary shares with a nominal value of € 0.25 each (nominal amount: € 0.4 million), following the exercise and expiration of options worth € 32.4 million.

As at 31 December 2005, CSM had 8,261,626 repurchased depositary receipts of shares (including depositary receipts of cumulative financing preference shares) at its disposal with a nominal value of € 0.25 each (nominal amount: € 2.1 million, representing 9.9% of total share capital issued) at an average acquisition price of € 23.31.

The total costs of € 112.0 million (2004: € 35.7 million) arising from the net repurchase of depositary receipts of ordinary shares during the report year, have been charged to the reserves.
Repurchased depositary receipts of ordinary shares have no dividend rights.

Movements in Repurchased Depositary Receipts of Ordinary Shares

	Number	Nominal amount (euros)
As at 1 January 2005	4,793,205	1,198,302
Repurchased depositary receipts of ordinary shares	6,159,359	1,539,840
Sold depositary receipts of ordinary shares	−1,409,855	−352,464
Withdrawn depositary receipts of ordinary shares	−2,559,855	−639,964
As at 31 December 2005	**6,982,854**	**1,745,714**

Option Scheme

An option scheme was available for the Board of Management and senior management. Starting from 2005, this scheme has been replaced by a share (option) plan for the Board of Management. In previous years 122 persons were granted option rights under the option scheme to a total of 1,401,450 depositary receipts of shares in the company capital at a nominal value of € 0.25 each. The nominal value of the depositary receipts of shares in the company capital which are claimable through the option rights is € 350,362.50.

The options have a term of five years. The exercise price is equal to the market price at the time of allocation. Depositary receipts which are acquired by exercising option rights cannot be sold until the third year of the option term has expired.

Share Plan

Since 2005 a share plan has been in place for the Board of Management.
Every year the Board of Management is granted:

- a package of yet-to-vest depositary receipts of shares in CSM nv, and
- a gross payment equal to the gross dividend that is paid on the acquired depositary receipts in the vesting period.

The number of depositary receipts that the Board of Management is granted in the future depends on the extent to which the defined performance targets are realized. This is measured at the end of a three-year period, calculated from the grant date. The definitive number of granted depositary receipts is determined at the end of the period. The performance criterion for

vesting is the Total Shareholder Return (TSR) of CSM. TSR is defined as the total increase or decrease in the share price in a period of three years incremented by the paid-out dividend during that period expressed as a percentage of the share price at the start of that period. The TSR is compared with the TSR of a defined group of ten comparable companies (peer group) over the same period. The number of depositary receipts that will vest is determined by the position of the TSR of CSM after three years compared with the TSR of the companies in the peer group.
After the three-year period the vested number of depositary receipts and the corresponding amount paid out in dividend are made over to a blocked investment account, where it remains for a further two years. Hence, the vested depositary receipts become freely available after five years.

Mr Hoetmer was also granted a conditional share package upon appointment as CEO. Vesting of these shares is dependent on the extent to which defined performance targets are achieved.

In principle the company will repurchase the depositary receipts needed for the share (option) plan and exercising the option rights in order to prevent dilution of earnings per share due to the option scheme / share plan. The total number of depositary receipts of shares granted under the current schemes will not, in any year, exceed 1% of the total outstanding shares in CSM.
The participants are bound by regulations in order to prevent misuse of insider information.

Movements in the Number of Outstanding Options on Depositary Receipts of Shares

Year of allocation	Number outstanding as at 31-12-2004	Exercised during 2005	Expired during 2005	Number outstanding as at 31-12-2005	Exercise price	Expiration date
Board of Management*						
2000	88,000	88,000	–	–	€ 20.20	08-02-2005
2001	96,000	–	–	96,000	€ 26.60	02-02-2006
2002	72,000	–	–	72,000	€ 22.30	29-01-2007
2003	66,000	–	–	66,000	€ 19.97	03-02-2008
Subtotal	**322,000**	**88,000**		**234,000**		
Senior management						
2000	251,300	245,300	6,000	–	€ 20.20	08-02-2005
2001	475,750	–	31,400	444,350	€ 26.60	02-02-2006
2002	522,800	278,000	31,400	213,400	€ 22.30	29-01-2007
2003	539,600	–	29,900	509,700	€ 19.97	03-02-2008
Subtotal	**1,789,450**	**523,300**	**98,700**	**1,167,450**		
Total	**2,111,450**	**611,300**	**98,700**	**1,401,450**		

* Including former members of the Board of Management

(Former) members of the Board of Management exercised options at an average share price of € 22.69 in 2005.

Movements in the Total Number of Outstanding Unvested Depositary Receipts of Shares

	Allocated in 2005	Expired in 2005	Outstanding as at 31-12-2005
2005	**57,865**	–	**57,865**

millions of euros	Translation reserve	Hedge reserve	Option reserve	Total
Other Reserves				
As at 1 January 2004	–	–	–	–
▫ Net investment hedge Exchange rate differences foreign currency loan	29.4			29.4
Tax effect	–13.3			–13.3
▫ Translation differences foreign group companies	–35.6			–35.6
Tax effect	17.1			17.1
As at 31 December 2004	**–2.4**	–	–	**–2.4**
Effects application IAS 32/39:				
▫ Cash flow hedge fair value derivatives		–15.1		–15.1
Tax effect		4.8		4.8
As at 1 January 2005	**–2.4**	**–10.3**	–	**–12.7**
▫ Net investment hedge Exchange rate differences foreign currency loan	–41.8			–41.8
Tax effect	17.1			17.1
▫ Translation differences foreign group companies	67.1			67.1
Tax effect	–26.6			–26.6
▫ Cash flow hedge Fluctuations in fair value derivatives		–7.2		–7.2
Tax effect		2.2		2.2
▫ Options			0.6	0.6
As at 31 December 2005	**13.4**	**–15.3**	**0.6**	**–1.3**

19. PROVISIONS

	As at 31-12-2005		As at 31-12-2004	
Pensions and early retirement schemes	99.5		118.5	
Long-term personnel commitments	18.8		19.6	
Reorganization and restructuring	31.5		27.3	
Other	16.2		10.7	
Total		**166.0**		**176.1**

	Long-term personnel commitments	Reorganization and restructuring	Other	Total
Movements in provisions				
As at 1 January 2005	**19.6**	**27.3**	**10.7**	**57.6**
Addition charged to result	2.6	40.5	5.4	48.5
Release credited to result	–2.6	–11.4	–1.5	–15.5
Withdrawal for intended objective	–1.8	–28.9	–0.9	–31.6
Exchange rate differences	0.1	0.9	0.2	1.2
Sale of group companies	1.3	1.2	1.1	3.6
Other movements	–0.4	1.9	1.2	2.7
As at 31 December 2005	**18.8**	**31.5**	**16.2**	**66.5**

millions of euros

Long-Term Personnel Commitments

Long-term personnel commitments relate mainly to anniversary commitments, severance pay, past-service commitments, and health insurance.

Reorganization and Restructuring

Withdrawal in respect of the Reorganization and Restructuring provision relates mainly to the merger of factories at Délices de la Tour, the reorganization at PURAC Netherlands, the closure of the sugar factory in Breda, and the merger of various American entities.

Other Provisions

The other provisions relate to environment and legal disputes, amongst others.

With the exception of the provision for reorganization and restructuring the provisions can be considered long-term.

20. PENSIONS

Pension Commitments	As at 31-12-2005		As at 31-12-2004	
Present value of pension commitments	650.5		613.1	
Fair value of plan assets	−562.1		−483.8	
		88.4		129.3
Unrecognized actuarial losses / gains	−4.3		−26.2	
Off-balance-sheet asset	15.4		15.4	
Net liability		**99.5**		**118.5**

The CSM Sugar and former Leaf UK pension funds showed surpluses as at 31 December 2005. As these are not immediately available to CSM the asset has not been recognized in the balance sheet.

Breakdown of the pension costs in respect of defined benefit pension plans in the profit and loss account:

Pension Costs	2005		2004	
Current service costs	20.9		21.8	
Interest charges	25.6		27.1	
Expected return on plan assets	−27.2		−27.0	
Actuarial gains/losses	0.1		–	
Past-service costs	1.3		–	
Gain/loss from significant curtailments	2.2		–	
Contribution by employees	−1.4		−2.1	
Total pension costs		**21.5**		**19.8**

These pension costs are recognized in the profit and loss account as follows:

	2005		2004	
Production costs	7,4		3,2	
Warehousing and distribution costs	1,8		0,4	
Selling expenses	5,4		1,2	
General and administrative expenses	6,9		15,0	
Total pension costs		**21.5**		**19.8**

millions of euros		2005		2004
Movements in Pension Commitments				
As at 1 January		**613.1**		**566.8**
Current service costs	20.9		21.9	
Interest charges	25.6		27.1	
Pension payments	–26.8		–25.1	
Past-service costs	1.3			
Actuarial gains/losses	13.5		35.8	
Significant curtailments	2.2			
Exchange rate differences	3.8		–2.1	
Divestments	–3.1		–11.3	
As at 31 December		**650.5**		**613.1**
Movements in Fair Value of Plan Assets				
As at 1 January		**483.8**		**461.9**
Expected return on plan assets	27.2		27.0	
Pension payments	–21.5		–20.2	
Employer/employee contribution	34.9		16.9	
Actuarial gains/losses	35.3		9.6	
Exchange rate differences	2.4		–1.3	
Divestments	–		–10.1	
As at 31 December		**562.1**		**483.8**
The main weighted average actuarial assumptions:				
Discount rate		4% - 5,5%		4.5% - 4.9%
Expected return on plan assets		5.4% - 8%		5.5% - 8%
Future salary increases		2% - 7%		2% - 5%
Inflation		0% - 3%		1% - 4%

The actual return on plan assets was € 62.5 million (2004: € 36.6 million).

21. DEFERRED TAX

Breakdown of deferred tax assets and liabilities:		2005		2004
Liabilities	92.4		79.0	
Assets	–62.1		–74.2	
Balance as at start of financial year		**30.3**		**4.8**
Effects application IAS 32/39	–10.6			
Tax charge in profit and loss account	4.6		30.4	
Translation differences foreign group companies	–4.2		4.0	
Acquisition/sale of group companies	–		–0.9	
Tax charge movements in shareholders' equity	12.4		–8.0	
Balance as at close of financial year		**32.5**		**30.3**
Deferred tax liabilities	82.1		92.4	
Deferred tax assets	–49.6		–62.1	
Balance as at close of financial year		**32.5**		**30.3**

millions of euros

Breakdown of deferred tax assets and liabilities by type, not taking account of netting:

Deferred Tax Assets

	Property, plant & equipment	Intangible fixed assets	Current assets / liabilities	Tax loss carry forward	Provisions	Exchange rate differences loans	Financial instruments	Other	Total
Gross	8.2	28.2	8.7	66.8	37.9	39.1	–	–	188.9
Write-down	–4.0	–10.2	–7.6	–50.0	–13.9	–4.9	–	–	–90.6
Netting	–22.8	–3.9	–3.3	–2.7	–2.5	–	–	–1.0	–36.2
31 December 2004	**–18.5**	**14.1**	**–2.2**	**14.1**	**21.5**	**34.1**	**–**	**–1.0**	**62.1**
Gross	1.4	13.2	7.9	40.5	32.0	20.7	12.1	2.6	130.4
Write-down	–0.3	–2.1	–0.9	–17.7	–3.0	–	–	–2.4	–26.4
Netting	–32.2	–5.8	–3.8	–4.7	–3.8	–2.9	–	–1.2	–54.4
31 December 2005	**–31.1**	**5.3**	**3.2**	**18.1**	**25.2**	**17.8**	**12.1**	**–1.0**	**49.6**

Deferred Tax Liabilities

	Property, plant & equipment	Intangible fixed assets	Current assets / liabilities	Tax loss carry forward	Provisions	Exchange rate differences loans	Other	Total
Gross	53.0	16.5	13.9	–	2.2	6.9	63.3	155.8
Write-down	–24.6	–1.1	–0.5	–	–1.0	–	–	–27.2
Netting	–22.8	–3.9	–3.3	–2.7	–2.5	–	–1.0	–36.2
31 December 2004	**5.6**	**11.5**	**10.1**	**–2.7**	**–1.3**	**6.9**	**62.3**	**92.4**
Gross	40.5	20.7	9.6	–	3.0	0.5	64.6	138.9
Write-down	–2.9	–	–	–	–	–	0.5	–2.4
Netting	–32.2	–5.8	–3.8	–4.7	–3.8	–2.9	–1.2	–54.4
31 December 2005	**5.4**	**14.9**	**5.8**	**–4.7**	**–0.8**	**–2.4**	**63.9**	**82.1**

Due to tax loss carry forward amounting to a total of € 22.8 million the sum of € 2.7 million in deferred tax is recoverable within a year, the sum of € 7.0 million between 2007 and 2019, and the sum of € 13.1 million anytime.

Breakdown of the tax charge arising from deferred tax assets and liabilities in the profit and loss account, by type:

	Property, plant & equipment	Intangible fixed assets	Current assets / liabilities	Tax loss carry forward	Provisions	Exchange rate differences loans	Financial instruments	Other	Total
2004	3.4	28.7	0.4	–10.0	1.4	2.8	–	3.7	30.4
2005	15.6	10.0	–9.4	–6.4	–5.5	–0.8	–0.3	1.4	4.6

millions of euros	As at 31-12-2005	As at 31-12-2004	Effective interest % As at 31-12-2005	Effective interest % As at 31-12-2004	Average term in years As at 31-12-2005	Average term in years As at 31-12-2004
22. NON-CURRENT LIABILITIES						
Cumulative financing preference shares	70.0	–	6.13	–	7.9	–
Convertible bond loans beet growers	5.8	6.2	4.13	4.36	2.7	3.1
Private loan 2001	189.7	249.9	8.49	6.10	5.8	6.8
Private loan 2003	–	292.9	–	5.25	–	6.7
Owed to credit institutions	114.3	–	2.7	–	3.1	–
Financial lease commitments	2.1	2.7	4.8	5.66	4.9	5.0
Derivatives	86.6	–	–	–	–	–
Other debts	–	0.2	–	4.11	–	2.7
Total	**468.5**	**551.9**				
Weighted average			6.23	5.59	5.3	5.3

The weighted average of the term has been calculated on the basis of the remaining terms of the individual loans.

Repayments due within 12 months of the close of the report year are not included in the above amounts but are recognized in interest-bearing current liabilities.

The repayments due after five years or more on the private loans, the derivatives and the financial lease commitments amount to € 326.8 million.

The fair value of the main long-term loans is as follows:	Balance sheet value as at 31/12/2005	Fair value as at 31/12/2005	Balance sheet value as at 31/12/2004	Fair value as at 31/12/2004
Cumulative financing preference shares	70.0	86.0	–	120.9
Private loans	189.7	207.5	542.8	480.1
Owed to credit institutions	114.3	114.5	–	–

Cumulative Financing Preference Shares

Under IFRS, the cumulative financing preference shares will be classified as debt instead of equity starting from 1 January 2005. For more information, see Section 18.

Convertible Bond Loans Beet Growers

Convertible bond loans beet growers relates to funds borrowed in the form of convertible bonds with an original term of five years. During the period January 2006 through June 2009 these bonds can be converted into depositary receipts of ordinary shares in the company capital. The average conversion rate is € 22.70 for each depositary receipt of ordinary share with a nominal value of € 0.25.

If all the convertible bond loans beet growers were converted on the balance sheet date the ordinary share capital and the reserves would increase by € 0.1 million and € 8.6 million respectively.

Private Loan 2001

On 10 October 2001 the company placed a 10-year private loan with a nominal value of USD 225 million and a fixed annual interest rate of 6.45% with American institutional investors. As of mid-December 2005 this loan is seen as a net investment hedge for all foreign USD companies. Hence, exchange rate differences in respect of this loan are charged to the translation reserve in equity.

millions of euros

Private Loan 2003
On 12 March 2003 CSM placed a private loan of USD 400 million with American institutional investors. This loan had 7- and 10-year terms and a fixed interest rate of 5.25%. In 2005, CSM opted for early repayment of this private loan to optimize its financing structure.

Owed to Credit Institutions
All debts owed to credit institutions are expressed in euros and subject to variable interest rates.
In 2004, CSM took out a 5-year credit facility for € 685 million. The committed credit facilities at CSM's long-term disposal amounted to € 685 million as at 31 December 2005 (31 December 2004: € 685 million).

As at 31 December 2005 € 115.0 million were withdrawn (31 December 2004: € 350 million).

The main conditions for the private loan and the credit facility:
- the ratio of net debt position divided by EBITDA ('Earnings Before Interest, Taxes, Depreciation and Amortization') may not exceed the factor 3;
- a minimum interest cover of 3.

These conditions were met for both financing contracts as at 31 December 2005.

23. INTEREST-BEARING CURRENT LIABILITIES

			Effective interest %	
	As at 31-12-2005	As at 31-12-2004	As at 31-12-2005	As at 31-12-2004
Convertible bond loans beet growers	1.1	1.1	4.65	4.75
Owed to credit institutions	8.0	358.5	2.59	4.33
Derivatives	18.0	–	–	–
Financial lease commitments	0.5	0.8	9.55	6.33
Other debts	7.5	29.7	2.34	2.05
Total	**35.1**	**390.1**		
Weighted average			2.84	4.18

24. DERIVATIVES

Interest Derivatives
CSM had converted the USD 225 million loan to euro financing with a fixed annual interest rate of 6.1% using an interest and currency swap. As of mid-December 2005 CSM has offset this swap and terminated the hedge relation with the USD loan. The swap has a nominal value of USD 225 million and a term from 10 October 2001 till 10 October 2011. The offsetting swap has a nominal value of € 187.3 million, a fixed euro interest rate of 4.7%, and a term from 19 December 2005 till 10 October 2011. No hedge accounting is applied to both swaps. The fair value of the swaps as at 31 December 2005 is € 86.6 million, recognized in non-current liabilities.

CSM also has two interest swaps which are recognized in interest-bearing current liabilities as they are not linked to CSM's long-term financing. The fair value of these swaps as at 31 December 2005 is € 18.0 million. The nominal value of the swaps is € 150 million and, while variable interest is received, the fixed interest rate paid is 4.86%. The swaps have a term from 27 July 2004 till 27 July 2014. No hedge accounting is being applied to these swaps.

Forward Currency Contracts
In the course of its ordinary business activities CSM engages in forward currency contracts and currency swaps in order to hedge risks arising from purchase and sales deals and/or commitments from current purchase and sales contracts.

millions of euros

Valued at fair value the forward currency contracts are recognized in the balance sheet as follows:

	As at 31-12-2005	
Receivables	4.0	
Current liabilities	−4.5	
		−0.5

Hedge accounting is being applied to these contracts, so any unrealized fluctuations in the fair value are deferred in the hedge reserve of equity until the underlying hedged transaction is recognized in the result.

25. COLLATERAL

At the end of the report year € 53.1 million had been furnished in financial collateral. This took the form of, amongst others, mortgage collateral of € 2.0 million on real estate in the Municipality of Groningen (the Netherlands) for liabilities arising from sales tax legislation, and mortgage collateral of € 51.1 million on the sugar factory in Breda (the Netherlands) for the Hoofdproduktschap voor Akkerbouwprodukten in connection with the implementation of the EU Sugar Regulation in the Netherlands.

26. OFF-BALANCE-SHEET FINANCIAL RIGHTS AND COMMITMENTS

Financial Commitments

As at 31 December 2005 the nominal value of future commitments from the operational lease contracts for property, plant & equipment was € 44.2 million (2004: € 70.5 million), of which € 10.2 million within one year, € 22.6 million between 1 and 5 years, and € 11.4 million after 5 years.

Short-Term Commitments

The purchase commitments from current orders for property, plant & equipment, raw materials (excluding sugar beet) and packaging stood at € 225.8 million as at 31 December 2005 (2004: € 362.3 million). Purchase contracts have been concluded for the sugar beet that will be processed in future beet campaigns. The related sugar proceeds are guaranteed.

Contingent Commitments

Third-party guarantees amounted to € 30.9 million as at 31 December 2005 (2004: € 42.6 million). No significant losses are expected from these guarantees.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

The consolidated cash flow statement is drawn up using the indirect method. The items in the consolidated profit and loss account and the balance sheet have been adjusted for changes that do not influence cash inflow and outflow in the report year. Working capital consists of stocks and receivables minus non-interest-bearing debts, excluding payable dividend, interest and income tax. The cash flow from the acquisition of group companies consists of the acquisition price of the acquired companies minus their cash and cash equivalents.

The cash flow from the sale of group companies consists of the selling price of the divested companies minus their cash and cash equivalents.
The interest-bearing debts consist of the non-current and current liabilities.
The effects of exchange rate differences on cash and cash equivalents are presented separately.

NOTES TO THE NL GAAP–IFRS CONVERSION

millions of euros

Effects on Shareholders' Equity as at 1 January 2004

The effects of transition from NL GAAP to IFRS on shareholders' equity are as follows:

Shareholders' equity as at 1 January 2004 under NL GAAP		**778.1**
Pensions	–79.2	
Taxes	16.7	
Shareholders' equity as at 1 January 2004 under IFRS		**715.6**

Effects on the Profit and Loss Account for 2004

The effects of transition from NL GAAP to IFRS on the profit and loss account are as follows:

Result after taxes for 2004 under NL GAAP		**120.1**
Goodwill	42.4	
Pensions	3.5	
Result from sale of participations	1.3	
Depreciation of spare parts	–0.9	
Exchange rate differences	–3.5	
Taxes	–3.2	
Result after taxes for 2004 under IFRS		**159.7**

Effects on Shareholders' Equity as at 1 January 2005 due to the Application of IAS 32/39

Application of IAS 32/39 to shareholders' equity as at 1 January 2005 has the following effect:

Shareholders' equity as at 31 December 2004 under IFRS		**806.5**
Reclassification of cumulative financing preference shares	–100.0	
Valuation of derivatives	–33.5	
Taxes	10.6	
Shareholders' equity as at 1 January 2005 under IFRS		**683.6**

CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2004

before profit appropriation, millions of euros	NL GAAP	Goodwill	Pensions	Spare parts	Leases	Taxes	Subtotal	Discon-tinued operations	IFRS
ASSETS									
Intangible fixed assets	684.1	41.7					725.8	–97.9	627.9
Property, plant & equipment	806.6			7.6	1.6		815.8	–221.9	593.9
Financial fixed assets	17.6						17.6		17.6
Deferred tax assets	49.4					12.7	62.1		62.1
Total fixed assets	**1,557.7**						**1,621.3**	**–319.8**	**1,301.5**
Stocks	493.0			–8.5			484.5	–93.0	391.5
Receivables	485.7					6.3	492.1	–152.2	339.9
Cash and cash equivalents	76.1						76.1		76.1
Assets held for sale								565.0	565.0
Total current assets	**1,054.8**						**1,052.7**	**319.8**	**1,372.5**
Total	**2,612.5**	**41.7**		**–0.9**	**1.6**	**19.0**	**2,674.0**	**0.0**	**2,674.0**
LIABILITIES									
Shareholders' equity	826.4	41.7	–73.4	–0.9		12.7	806.5		806.5
Provisions	124.9		73.5				198.4	–22.3	176.1
Deferred tax liabilities	92.4						92.4		92.4
Non-current liabilities	565.9				1.6		567.5	–15.6	551.9
Interest-bearing current liabilities	391.3						391.3	–1.2	390.1
Trade payables	352.1		–0.1				352.0	–72.3	279.7
Other non-interest-bearing current liabilities	250.6						250.6	–63.9	186.7
Tax liabilities	8.9					6.3	15.2		15.2
Liabilities held for sale								175.4	175.4
Total	**2,612.5**	**41.7**	**0.0**	**–0.9**	**1.6**	**19.0**	**2,674.0**	**0.0**	**2,674.0**

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR 2004

millions of euros	NL GAAP	Goodwill	Pensions	Spare parts	Exchange rate differences	Result from sale participations	Taxes	Subtotal	Discontinued operations*	IFRS
Continuing operations										
Net turnover	3,475.0							3,475.0	–743.3	2,731.7
Cost of raw materials and consumables	–1,818.4							–1,818.4	293.8	–1,524.6
Added value	**1,656.6**							**1,656.6**	**–449.5**	**1,207.1**
Production costs	–574.2		0.2	–0.9				–574.9	160.9	–414.0
Warehousing and distribution costs	–212.9							–212.9	29.4	–183.5
Gross profit	**869.5**							**868.8**	**–259.2**	**609.6**
Selling expenses	–372.1		0.2					–371.9	147.2	–224.7
General and administrative expenses	–264.5		3.1					–261.4	39.9	–221.5
Other costs and proceeds	33.4					1.3		34.7		34.7
Goodwill amortization	–42.4	42.4								
Operating result	**223.9**							**270.2**	**–72.1**	**198.1**
Financial income and charges	–57.1				–3.5			–60.6		–60.6
Result before taxes from continuing operations	**166.8**							**209.6**		**137.5**
Taxes	–46.7						–3.2	–49.9	–17.2	–32.7
Result after taxes from continuing operations	**120.1**							**159.7**		**104.8**
Discontinued operations										
Result from discontinued operations									**54.9**	**54.9**
Result after taxes	**120.1**	**42.4**	**3.5**	**–0.9**	**–3.5**	**1.3**	**–3.2**	**159.7**		**159.7**

* The result from discontinued operations comprises the operating result of CSM Sugar Confectionery excluding financial income and charges. Taxes have been proportionately allocated to CSM Sugar Confectionery based on the tax rate for CSM as a whole (23.8%).

thousands of euros

Remuneration for the Board of Management

The remuneration policy for the current Board of Management includes a fixed salary, a short-term bonus scheme, a long-term bonus scheme, a Commitment Award, a pension scheme, and other components such as a car and an expense account.

The short-term bonus amounts to 50% of the fixed salary if the targets have been achieved. If the targets are exceeded by 15% or more this bonus is 75%, and no bonus will be awarded if less than 85% of the targets is realized.

The long-term bonus is related to Total Shareholder Return ('TSR') and covers a period of 3 years. The TSR of CSM is compared with a peer group. The long-term bonus which is linked to the fixed salary will be awarded every year in the form of depositary receipts of shares. These will vest three years after granting and, except for 52% to settle income tax commitments, may be sold after five years. If the TSR-based performance equals the average for the peer group, 40% of the fixed salary will be available – 60% in the case of an excellent performance. No long-term bonus will be awarded if the performance is strongly disappointing compared with the peer group.

The pension arrangement comprises a defined contribution pension plan, the premium of which will be paid by CSM.

Total remuneration for the members of the Board of Management amounted to € 2.4 million (2004: € 3.6 million). The remuneration for the Board of Management in 2005 is specified in the table below.

	Fixed salary		Variable salary		Total salary		Pension and other provisions		Total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
G.J. Hoetmer	367	–	183	–	550	–	141	–	691	–
J.A.J. Vink	342	1,723*	106	286	448	2,009	136	108	584	2,117
F.J. Olieman	323	319	115	286	438	605	138	185	576	790
R.R. Hendriks	350	319	115	286	465	605	112	83	577	688
Total	**1,382**	**2,361**	**519**	**858**	**1,901**	**3,219**	**527**	**376**	**2,428**	**3,595**

* Including severance pay

The table below shows the movements in 2005 in option rights to depositary receipts of shares with a nominal value of € 0.25 each in the ordinary company capital which have been awarded to members of the Board of Management.

	Outstanding as at 31-12-2004	Exercised in 2005	Outstanding as at 31-12-2005
G.J. Hoetmer	–	–	–
J.A.J. Vink	92,000	22,000	70,000
F.J. Olieman	92,000	22,000	70,000
R.R. Hendriks	70,000	–	70,000
Total	**254,000**	**44,000**	**210,000**

The number of outstanding options by exercise price for each member of the Board of Management is as follows:

	Granted in	Outstanding as at 31-12-2005	Exercise price	Expiration date
G.J. Hoetmer	–	–	–	–
J.A.J. Vink	2001	24,000	26.60	02-02-2006
	2002	24,000	22.30	29-01-2007
	2003	22,000	19.97	03-02-2008
F.J. Olieman	2001	24,000	26.60	02-02-2006
	2002	24,000	22.30	29-01-2007
	2003	22,000	19.97	03-02-2008
R.R. Hendriks	2001	24,000	26.60	02-02-2006
	2002	24,000	22.30	29-01-2007
	2003	22,000	19.97	03-02-2008
		210,000		

thousands of euros

The total number of granted, yet unvested depositary receipts of shares for each member of the Board of Management is as follows:

	Granted in 2005	Outstanding as at 31-12-2005	"On target" outstanding as at 31-12-2005	Year of vesting
G.J. Hoetmer	57,865	57,865	51,910	2008
J.A.J. Vink	–	–	–	–
F.J. Olieman	–	–	–	–
R.R. Hendriks	–	–	–	–
Total	**57,865**	**57,865**	**51,910**	**–**

No loans or advance payments or any guarantees to that effect have been issued to the members of the Board of Management.

Mr Hoetmer has no supervisory directorships at other listed companies.

Remuneration for the Supervisory Board

The annual remuneration for members of the Supervisory Board amounts to € 40,840. The Chairman and the Vice-Chairman receive an additional annual allowance of € 19,160 and € 9,160 respectively. Members of the Audit Committee receive an annual allowance of € 4,500 and its Chairman another € 1,500. Members of the Remuneration Committee and the Nomination Committee receive an annual allowance of € 2,250 and the Chairmen thereof another € 1,000. Members of the Supervisory Board also receive an expense account.

The total remuneration for members and former members of the Supervisory Board in 2005 was € 0.3 million (2004: € 0.3 million). This is further specified in the table below.

	2005	2004
P. Bouw, *Chairman (member of Remuneration Committee / Chairman of Nomination Committee)*	62	46
M.P.M. de Raad, *Vice-Chairman (Chairman of Remuneration Committee / member of Nomination Committee)*	53	29
L.A.A. van den Berghe *(member of Audit Committee)*	46	46
R. Pieterse *(Chairman of Audit Committee)*	47	32
W. Spinner *(member of Remuneration Committee / member of Nomination Committee)*	46	29
M. Ververs	14	47
A.H.C.M. Walravens *(member of Audit Committee)*	46	46
F.H. Fentener van Vlissingen	–	13
Total	**314**	**288**

No loans or advance payments or any guarantees to that effect have been issued to the members of the Supervisory Board. None of the members of the Supervisory Board has shares, depositary receipts of shares or convertible bonds in the company or any option rights relating thereto (as at 28 February 2006).

CORPORATE BALANCE SHEET

before profit appropriation, millions of euros	Note	As at 31-12-2005		As at 31-12-2004	
ASSETS					
Fixed assets					
Intangible fixed assets		27.0		27.0	
Financial fixed assets	27.	1,255.1		1,581.7	
Deferred tax assets		8.6		–	
Total fixed assets			**1,290.7**		**1,612.2**
Current assets					
Receivables		3.0		19.5	
Cash and cash equivalents	28.	172.5		171.0	
Total current assets			**175.5**		**190.5**
Total			**1,466.2**		**1,799.3**
LIABILITIES					
Shareholders' equity	29.		**946.4**		**806.5**
Provisions		–		10.5	
Deferred tax liabilities		–		3.4	
Non-current liabilities	30.	467.6		549.0	
Total non-current liabilities			**467.6**		**562.9**
Interest-bearing current liabilities	31.	27.1		396.5	
Non-interest-bearing current liabilities	32.	25.1		33.4	
Total current liabilities			**52.2**		**429.9**
Total			**1,466.2**		**1,799.3**

CORPORATE PROFIT AND LOSS ACCOUNT

	2005		2004	
Result from group companies after taxes	415.4		144.5	
Other income and charges after taxes	8.0		15.2	
Result after taxes		**423.4**		**159.7**

NOTES TO THE CORPORATE FINANCIAL STATEMENTS

GENERAL

The separate financial statements of CSM nv are drawn up in accordance with the principles referred to in Part 9, Book 2 of the Dutch Civil Code. By using the option in Section 2:362 (8) of the Dutch Civil Code the same accounting principles (including the principles for recognizing financial instruments as equity or debt) may be applied in the separate financial statements and the consolidated financial statements. Participations in group companies are valued on the basis of net asset value. Net asset value is determined by valuing assets, provisions and liabilities and calculating the result using the accounting principles applied in the consolidated financial statements (see page 57).

Transition to IFRS

As of financial year 2005 CSM nv is applying IFRS. Due to first application of these reporting standards the accounting principles and the asset, provision and liability valuations in the consolidated financial statements have changed. Therefore, the comparative figures for 2004 have been restated in compliance with IFRS. Only the changes pertaining to financial instruments have been implemented as at 1 January 2005.

CSM nv has opted, starting from 2005, to apply the same accounting principles (including the principles for recognizing financial instruments as equity or debt) in the consolidated financial statements and the separate financial statements, as this change will improve reporting in the separate financial statements. By making use of this option reconciliation is maintained between consolidated and separate shareholders' equity and result after taxes, which is generally accepted in the Netherlands. It also simplifies reporting as CSM nv can now use one set of accounting principles for its (consolidated) participations.

See page 86 for the effects of the transition from NL GAAP to IFRS on shareholders' equity as at 1 January 2004 and 31 December 2004 respectively, the profit and loss account for 2004, and shareholders' equity as at 1 January 2005.

millions of euros	As at 31-12-2005		As at 31-12-2004	
27. FINANCIAL FIXED ASSETS				
Participations in group companies	457.0		259.0	
Loans to group companies	824.8		1,379.6	
Owed to/by group companies	–26.7		–56.9	
Total		**1,255.1**		**1,581.7**

The balance of the participations in group companies and loans to group companies is positive in all participations of CSM nv. The total of negative book values for participations amounts to € 144.7 million. Negative book values for participations in group companies are due to the accounting principle applied upon acquisition of group companies, whereby goodwill paid was directly recognized in equity.

Amounts owed to or by group companies are long-term.

millions of euros	2005		2004	
Movements in participations in group companies				
As at start of financial year	259.0		155.5	
Effects of applying IFRS	–		–55.5	
Paid-in capital	79.1		24.5	
Sale of group companies	–7.5		–	
Result of group companies	415.4		144.5	
Dividend group companies	–308.7		–2.0	
Exchange rate differences	19.7		–8.0	
As at close of financial year		**457.0**		**259.0**
Movements in loans to group companies				
As at start of financial year	1,379.6		1,646.9	
Exchange rate differences	37.0		–19.8	
Disbursements	–190.4		585.0	
Repayments	–401.4		–832.5	
As at close of financial year		**824.8**		**1,379.6**

28. CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise € 15.0 million in short-term deposits (31 December 2004: € 25.0 million). The other cash and cash equivalents are available and payable without notice.

29. SHAREHOLDERS' EQUITY

See Movements in Shareholders' Equity – Consolidated Statement (page 55) and the notes to the consolidated balance sheet (Section 18). The legal part of the translation reserve amounts to € 13.4 million positive as at 31 December 2005. The hedge reserve amounts to € 15.3 million negative as at 31 December 2005. Given these levels of deferred losses no dividend payments can be made charged to the reserves.

30. NON-CURRENT LIABILITIES

	As at 31-12-2005		As at 31-12-2004	
Convertible bond loans beet growers	5.8		6.2	
Private loan 2001	190.2		249.9	
Private loan 2003	–		292.9	
Owed to credit institutions	115.0		–	
Cumulative financing preference shares	70.0		–	
Derivatives	86.6		–	
Total		**467.6**		**549.0**

See the notes to the consolidated balance sheet (Section 22). The difference of € 0.9 million compared with the consolidated balance sheet concerns a subsidiary's financial lease liability.

millions of euros	As at 31-12-2005		As at 31-12-2004	
31. INTEREST-BEARING CURRENT LIABILITIES				
Convertible bond loans	1.1		1.1	
Owed to credit institutions	8.0		395.4	
Derivatives	18.0		–	
Total		**27.1**		**396.5**

See the notes to the consolidated balance sheet (Section 23).

32. NON-INTEREST-BEARING CURRENT LIABILITIES				
Taxes and health and social insurance premiums	–1.8		5.0	
Other debts and accruals and deferred income	26.9		22.4	
Dividend	–		6.0	
Total		**25.1**		**33.4**

33. OFF-BALANCE SHEET COMMITMENTS

Contingent liabilities

Under Section 2:403 of the Dutch Civil Code the company accepts liability for the debts incurred by Dutch group companies. The relevant declarations have been filed for perusal at the office of the Trade Register within whose jurisdiction the group company falls.

34. PERSONNEL

On average, 4 personnel were employed by CSM nv in the Netherlands during 2005 (2004: 3 personnel).

Diemen, the Netherlands, 28 February 2006

Supervisory Board
P. Bouw, *Chairman*
L.A.A. van den Berghe
R. Pieterse
M.P.M. de Raad
W. Spinner
A.H.C.M. Walravens

Board of Management
G.J. Hoetmer, *Chairman*

CSM Sugar is one of Europe's most efficient sugar producers. The bulk of the sugar is sold to industrial customers in the Netherlands and elsewhere in Europe. Their demands in terms of quality and logistics determine how this happens. Ongoing automation in storage and production is making higher demands on CSM Sugar products and packaging. We are working closely with our customers amongst others to develop and realize improvements in both areas with the ultimate aim of realizing optimal – but affordable – solutions.

SOLUTIONS





'Thanks to the introduction of the new plastic pallets, we can now store bulk bags of sugar in drive-in racks and in computerized warehouses.'

ARIE SEGERS,
INDUSTRIAL SALES, CSM SUGAR



CSM SUGAR


CSM

Other information

STATUTORY ARRANGEMENT FOR APPROPRIATION OF PROFIT

The corporate Articles of Association lay down the following conditions regarding the appropriation of profit (summary).

Article 21.1

If possible, a dividend shall first be paid from the profit recorded in the adopted financial statements on each cumulative financing preference share in a specific series. This dividend shall be equal to a percentage calculated on the basis of the amount paid on the cumulative financing preference shares.

Article 21.4

If the profit is insufficient the dividend on the cumulative financing preference shares shall be paid from the company reserves, with the exception of the reserves which were formed as share premium reserve upon the issue of the cumulative financing preference shares. If the dividend cannot be paid from the company reserves, it shall be paid in arrear in the subsequent financial years.

Article 21.7

The Board of Management shall decide subject to the approval of the Supervisory Board which part of the profit is to be reserved after the above provisions have been applied. The remaining profit shall be at the disposal of the General Shareholders' Meeting.

Article 21.10

The General Shareholders' Meeting may decide upon a proposal by the Board of Management with the approval of the Supervisory Board to pay dividends to shareholders from the distributable part of Shareholders' equity.

millions of euros	2005	2004*
PROPOSED APPROPRIATION OF PROFIT		
Result after taxes	423.4	120.1
Dividend on cumulative financing preference shares**	–	−6.0
Proposed addition to the reserves	366.3	53.2
Available for dividend payment to holders of ordinary shares	57.1	60.9
Dividend of € 0.80 per ordinary share with a nominal value of € 0.25	57.1	60.9

* The profit appropriation for 2004 is on the basis of financial figures under NL GAAP.

** Under IFRS, dividend on cumulative financing preference shares is recognized as an interest charge in the profit and loss account.

The dividend proposal is stated on page 28 of the Report of the Board of Management.

AUDITORS' REPORT

TO THE GENERAL MEETING OF SHAREHOLDERS OF CSM NV

Introduction

In accordance with your assignment we have audited the 2005 financial statements of CSM nv, Amsterdam. These financial statements consist of the consolidated financial statements and the company financial statements. These financial statements are the responsibility of the Board of Management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by the Board of Management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the company as at 31 December 2005 and of the result and the cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code as far as applicable.

Furthermore, we have to the extent of our competence, established that the Report of the Board of Management is consistent with the consolidated financial statements.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of the company as at 31 December 2005 and of the result for the year then ended in accordance with accounting principles as generally accepted in the Netherlands and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Furthermore, we have to the extent of our competence, established that the Report of the Board of Management is consistent with the company financial statements.

Amsterdam, 28 February 2006

PricewaterhouseCoopers Accountants N.V.



Drs. P.R. Baart RA

EVENTS AFTER BALANCE SHEET DATE

CSM has decided to explore the possibilities of selling its Sugar Division. This step should be seen as part of our strategy to further streamline the CSM portfolio.

REPORT TO DEPOSITARY RECEIPT HOLDERS

BY
STICHTING ADMINISTRATIEKANTOOR CSM
STICHTING ADMINISTRATIEKANTOOR FINANCIERINGSPREFERENTE AANDELEN CSM

General

During the report year, 1 January 2005 through 31 December 2005, the customary duties were performed for the administration of CSM ordinary shares and cumulative financing preference shares against which depositary receipts of shares have been issued. These duties were performed by the Administrator, N.V. Algemeen Nederlands Trustkantoor ANT in Amsterdam.

The Board of the two foundations, Stichting Administratiekantoor CSM and Stichting Administratiekantoor Financieringspreferente Aandelen CSM, met several times during the report year:

- On 24 January 2005, to further discuss the Tabaksblat Code, amendments to the Articles of Association and the trust conditions arising from the Tabaksblat Code, the composition of the Board of the foundation, and the profile of the new Board member.
- On 10 March 2005, to discuss CSM's annual figures for the period 1 January 2004 through 31 December 2004 and to consider and approve the report to depositary receipt holders for the same period. A decision was taken at this meeting to grant proxy voting rights to depositary receipt holders at the General Shareholders' Meeting on 20 April 2005.
- On 20 April 2005, to prepare for the General Shareholders' Meeting on the same day.
- On 11 November 2005, to discuss CSM's half-year figures and the composition of the Board.

The Chairman, R.P. Voogd, also consulted with CSM representatives on several occasions to, amongst other things, prepare for the afore-mentioned meetings.

CSM General Shareholders' Meeting

The Boards of both foundations attended the CSM General Shareholders' Meeting on 20 April 2005 and cast their votes for the shares against which depositary receipts of shares had been issued and whose holders neither attended the meeting nor sent representatives nor issued voting instructions.

As announced in the advertisement to convene the meeting, proxy voting rights were granted to all holders of depositary receipts of shares who were present or represented at the meeting. Depositary receipt holders could, if they wished, also issue voting instructions in advance to N.V. Algemeen Nederlands Trustkantoor ANT.

One hundred and fifty-one holders of – collectively – 32,396,846 depositary receipts of ordinary shares issued with the cooperation of the company and one holder of depositary receipts of financing preference shares issued with the cooperation of the company attended or were represented at the meeting.

Stichting Administratiekantoor CSM cast votes for 40,825,862 ordinary shares, equaling 50.9% of the total capital present or represented at the meeting. Stichting Administratiekantoor Financieringspreferente Aandelen CSM cast votes for 2,983,794 financing preference shares, equaling 3.7% of the total capital present or represented at the meeting.
The agenda for the meeting was in compliance with the Tabaksblat Code and included a large number of partly new agenda items. The Boards of both foundations voted in favor of the agenda items, having given due consideration to the discussions at the meeting.

Stichting Administratiekantoor CSM

On 31 December 2005, the Stichting Administratiekantoor CSM held in trust 75,503,548 ordinary shares with a nominal value of € 0.25 each. This constitutes a decrease of 2,512,365 compared with 31 December 2004. This is the net result of:

- the withdrawal of 2,559,855 depositary receipts of shares;
- the issue of 47,418 depositary receipts of shares due to the conversion of the convertible bond loan 2000;
- the issue of 72 depositary receipts of shares from the swap of registered shares for depositary receipts.

The company has agreed to bear any reasonable costs incurred by the Administratiekantoor. These include € 16,257 in trust costs, € 2,140 in insurance costs, and € 6,500 in auditor fees.
The remuneration for the Chairman/Board members is € 4,500 and € 3,500 respectively.

Stichting Administratiekantoor Financieringspreferente Aandelen CSM

On 31 December 2005, the Stichting Administratiekantoor Financieringspreferente Aandelen CSM held 4,262,566 cumulative financing preference shares in trust with a nominal value of € 0.25 each and representing the sum of € 1,065,641.50, against which depositary receipts were issued for an equal nominal amount.

The company has agreed to bear any reasonable costs incurred by the Administratiekantoor. These include € 2,154 in trust costs and € 4,600 in auditor fees.
The remuneration for the Chairman/Board members is € 2,000 and € 1,500 respectively.

Board

The Boards of both foundations consist of

R.P. Voogd, Chairman (1941)
Attorney and former solicitor
Former partner Nauta Dutilh

J.C. Jaakke (1954)
Partner Boer & Croon

E.F. van Veen (1939)
Former Vice President of Koninklijke Numico N.V.

P.L. Westerhuis (1940)
Agricultural entrepreneur

Retirement by rotation
Mr Westerhuis will retire by rotation in 2006, Mr Voogd in 2007, Mr Van Veen in 2008, and Mr Jaakke in 2009.

Diemen, the Netherlands, 29 March 2006

Stichting Administratiekantoor CSM
The Board

Stichting Administratiekantoor Financieringspreferente Aandelen CSM
The Board

Contact details
Board of the Stichting Administratiekantoor CSM
c/o Nienoord 13, Diemen
P.O. Box 349, 1000 AH Amsterdam
The Netherlands

STATEMENT OF INDEPENDENCE

The Board of Management of CSM nv, the Board of the Stichting Administratiekantoor CSM and the Board of the Stichting Administratiekantoor Financieringspreferente Aandelen CSM hereby declare that, in their joint opinion, the requirements in respect of the independence of the Board members of the Stichting Administratiekantoor CSM and of the Stichting Administratiekantoor Financieringspreferente Aandelen CSM as referred to in Appendix X of the Listing and Issuing Rules of Euronext Amsterdam N.V. have been met.

Diemen, the Netherlands, 29 March 2006

CSM nv
The Board of Management

Stichting Administratiekantoor CSM
The Board

Stichting Administratiekantoor Financieringspreferente Aandelen CSM
The Board

BRIEF RESUMÉS OF THE MEMBERS OF THE SUPERVISORY BOARD

P. Bouw (1941), Chairman

Nationality	Dutch
Previous position	President, KLM N.V.
Supervisory directorships	Nuon N.V., Océ N.V.
Additional positions	Chairman of the Supervisory Board of the VU Windesheim/ VU Medisch Centrum, Chairman of the Bank Council, Board member of a number of Foundations
First appointed in	1999
Current term of office	2003 – 2007

M.P.M. de Raad (1945), Vice-Chairman

Nationality	Dutch
Previous positions	Member of the Board of Management of Koninklijke Ahold N.V., Member of the Board of Management of Metro AG, Chairman of the Board of Directors of SHV Makro N.V., Member of the Board of Directors of SHV Holdings N.V.
Supervisory directorships	Hagemeyer N.V., Sovion N.V., Vollenhoven Olie Groep B.V.
First appointed in	2004
Current term of office	2004 – 2008

Ms. Prof. L.A.A. van den Berghe (1951)

Nationality	Belgian
Current positions	Professor at the University of Gent, Director of Vlerick Leuven Gent Management School, Director of Belgian Governance Institute
Supervisory directorships	Belgacom, Electrabel, SHV Holdings N.V., Solvay Pharma B.V.
First appointed in	1998
Current term of office	2002 – 2006

R. Pieterse (1942)

Nationality	Dutch
Previous position	Chairman of the Board of Management of Wolters Kluwer N.V.
Supervisory directorships	Connexxion Holding N.V., Essent N.V., Chairman of Koninklijke Grolsch N.V., Chairman of Mercurius Groep B.V., Koninklijke Wegener N.V.
Additional positions	Chairman of the Vereniging Effecten Uitgevende Ondernemingen (VEUO), Board member of a number of Foundations
First appointed in	2004
Current term of office	2004 – 2008

W. Spinner (1948)

Nationality	German
Previous position	Member of the Board of Management of Bayer AG
Current positions	Consultant, Chairman of the Japan Initiative of the German Industry
Supervisory directorships	Chairman Biotest AG (till May 2005), GfK AG, Chairman Dalli Group, Chairman Gruenenthal Pharma Group
First appointed in	2004
Current term of office	2004 – 2007

Prof. A.H.C.M. Walravens (1940)

Nationality	Dutch
Previous position	Professor of the Sociology of Labor, Organization and Economic Systems, Delft University of Technology
Current position	Independent consultant
Supervisory directorships	Chairman Achmea Holding N.V., Chairman Eureko B.V., Rabobank Nederland, Tauw B.V., Chairman Wolters Kluwer Nederland B.V., Chairman Sneep Industries B.V.
Additional position	Chairman of Advisory Board EIM
First appointed in	1994
Current term of office	2002 – 2006

FIVE YEARS IN FIGURES

millions of euros

	Financial year equals calendar year			Financial year ending at 30 September	
	2005	2004	2003	2002	2001
Balance sheet					
Fixed assets	1,327	1,558	1,654	1,411	1,376
Current assets	777	978	1,023	936	931
Non-interest-bearing current liabilities	−485	−612	−631	−652	−614
	1,619	**1,924**	**2,046**	**1,695**	**1,693**
Net debt position [1]	425	881	1,052	715	750
Provisions	248	217	216	293	382
Shareholders' equity	946	826	778	687	561
	1,619	**1,924**	**2,046**	**1,695**	**1,693**
Profit and loss account					
Net turnover	2,618	3,475	3,484	3,418	3,620
Operating result before goodwill amortization (EBITA)	–	266	294	302	281
Operating result	134	224	253	270	256
Result after taxes from ordinary activities before goodwill amortization	–	163	178	195	177
Result after taxes	423	120	137	163	411
Cash flow from operating activities	79	263	333	240	223
Depreciation of property, plant & equipment	76	103	103	96	102
Capital expenditure on property, plant & equipment	99	123	141	115	111
Number of ordinary shares issued	78,354,449	80,866,886	79,184,301	82,102,143	85,353,637
Weighted average number of outstanding ordinary shares [2]	74,061,602	76,485,850	75,269,121	79,566,947	83,126,619
Per share in euros					
Earnings from continuing operations (before goodwill amortization)	0.75	2.05	2.28	2.44	2.13
Earnings	5.72	1.49	1.74	2.04	4.94
Diluted earnings from continuing operations (before goodwill amortization)	0.73	2.04	2.23	2.37	2.09
Diluted earnings	5.60	1.49	1.71	1.98	4.77
Dividend	0.80	0.80	0.80	0.80	0.70
Cash flow from operating activities	1.07	3.44	4.43	3.01	2.69
Shareholders' equity [3]	13.26	10.86	10.20	8.91	6.96
Share price as at 31 December / 30 September	23.03	22.92	17.34	21.81	22.25
Highest price in financial year	26.96	24.00	21.24	27.44	30.65
Lowest price in financial year	20.87	16.92	16.64	20.28	20.30

	Financial year equals calendar year			Financial year ending at 30 September	
	2005	2004	2003	2002	2001
Ratios					
ROS %	5.1	7.7	8.4	8.8	7.8
Result after taxes from ordinary activities before goodwill amortization/net turnover %	–	4.7	5.1	5.7	4.9
Result after taxes from continuing operations/ net turnover %	2.1	3.5	3.9	4.8	11.4
ROCE excluding goodwill %	16.2	22.5	23.9	26.5	22.9
ROCE including goodwill %	6.9	9.5	10.5	12.0	11.1
Dividend pay-out ratio	14.0	39.1	35.1	32.8	32.9
Interest cover [4]	3.7	4.7	4.7	6.8	5.9
Balance sheet total : shareholders' equity	1:0.4	1:0.3	1:0.3	1:0.3	1:0.2
Net debt position : shareholders' equity	1:2.2	1:0.9	1:0.7	1:1.0	1:0.7
Current assets : current liabilities	1:0.6	1:0.6	1:0.9	1:0.7	1:0.9
Net debt position/EBITDA [5]	1.8	2.7	2.9	1.8	2.0

Previous years have not been recalculated for the effect of system changes.
The financial figures for 2005 are in compliance with IFRS,
the figures for previous years are in compliance with NL GAAP.

1. Net debt position: interest-bearing debts less cash and cash equivalents.
2. Number of ordinary shares outstanding with third parties: number of issued ordinary shares less the repurchased but not yet withdrawn ordinary shares.
3. Shareholders' equity per share: shareholders' equity divided by the number of shares with dividend rights.
4. Interest cover: operating result before exceptional items divided by net interest income and charges.
5. EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization, or Operating result before depreciation of fixed assets.

INFORMATION ON THE CSM SHARE

Share Capital

CSM is listed on Euronext Amsterdam N.V. As at 31 December 2005 78,354,449 ordinary shares of € 0.25 each and 4,262,566 financing preference shares of € 0.25 each had been issued.

	Ordinary shares	Financing preference shares
Stichting Administratiekantoor CSM	75,503,548	–
Stichting Administratiekantoor Financieringspreferente Aandelen CSM	–	4,262,566
Other	2,850,901	–
Total	**78,354,449**	**4,262,566**

Listed Companies Disclosure Act (Wet melding zeggenschap)

Under the Listed Companies Disclosure Act of 1996, the following notifications of capital interests in CSM as at 31 December 2005 were reported:

ING Groep N.V.	6.34%
Fortis N.V.	5.06%
Franklin Mutual Series Fund Inc.	5.123%
CSM nv	5.21%

Other information	2005	2004	2003	2001/2002	2000/2001
Stock dividend %	–	–	3.7	4.2	2.9
Number of ordinary shares x 1,000 as at 31 December / 30 September	78,354	80,866	79,184	82,102	85,354
Market capitalization in millions of euros as at 31 December / 30 September	1,644	1,743	1,322	1,682	1,794
Highest share price in financial year	26.96	24.00	21.24	27.44	30.65
Lowest share price in financial year	20.87	16.92	16.64	20.28	20.30
Share price as at 31 December / 30 September	23.03	22.92	17.34	21.81	22.25
Average daily turnover depositary receipts of shares	258,482	102,930	142,580	137,024	183,719

TREND IN THE SHARE PRICE



220%
200%
180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
01-10-1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
15-02-2006

Movement in price depositary receipts of CSM shares from 1 October 1996 to 15 February 2006
(per depositary receipt of € 0,25; 1 October 1996 = 100)

Midkap index (1 October 1996 = 100)

Key Dates*

26 April 2006	General Shareholders' Meeting
28 April 2006	Ex date
9 May 2006	Dividend payable for 2005
30 August 2006	Publication of half-year figures 2006
1 March 2007	Publication of annual figures 2006
1 March 2007	Announcement of dividend proposal 2006
1 March 2007	Press conference on annual figures 2006
25 April 2007	General Shareholders' Meeting
27 April 2007	Ex date

* Subject to change

LEXICON

ACP countries	Countries in African, Caribbean and Pacific regions with which the EU has special agreements under the EU Sugar Regulation.
Bakery Supplies	Collective name for bakery ingredients and bakery products.
Bond	A printed I.O.U. that forms part of a public cash loan to a company. Usually, a bond delivers a fixed interest.
Business-to-business (B2B) bakery products	Bakery products for professional bakers and bread/patisserie points of sale, which still need (sometimes minimal) processing before being sold to the consumer.
Commodities	Unprocessed undifferentiated goods such as sugar, flour, oils and fats which are normally traded at commodity exchanges whereby pricing is transparent.
Convenience products	Products that are almost ready for consumption and only need to be heated/ baked-off or defrosted.
Conversion	The exchange of bonds for shares in the company.
Couvertures	Coverings e.g. icing and fondant which are used by bakers for cakes and luxury pastries.
Food service/OOH	Food service/Out-of-Home. Providers of prepared food such as ready-made meals, snacks etc. for out-of-home consumption.
Goodwill	The difference between the acquisition price and the net asset value of acquired companies.
In-store	Bakery/bake-off points in super/hypermarkets and chain stores.
Next Generation Technology	New technology supporting a more economic production process for lactic acid.
Operational excellence	Operating in such a way that the company excels in quality, service and cost control.
Releasers	Products that help the prepared items to release from the baking molds (baking spray).
Stakeholders	All parties with an interest in the company.
Supply chain	The logistical chain from production to consumption.
WACC	Weighted average cost of capital. The average weighted required return on equity and debt funding.



CSM

SUSTAINABILITY REPORT 2005



RESOURCES

This second Sustainability Report of CSM is an appendix to the CSM Annual Report 2005, but not a formal part of it. The CSM Sustainability Report 2005 is only available in English. This report is based on the guidelines of the Global Reporting Initiative, edition 2002. However, to promote the readability and dynamics of the report we did not structure it into sections according to the GRI Guidelines. A brief GRI indicator table (see page 30) has been provided to help the reader find information in this report, the CSM Annual Report 2005 or on our website, www.csm.nl.

ENERGY





CSM SUSTAINABILITY REPORT 2005

CONTENT

1. STATEMENT CEO

'Sustainable development is development that meets the needs of the present without compromising the ability of future generations to meet their own needs.' *The UN Commission for Sustainable Development (UNCSD)*

Although sustainability as a separate reporting item is relatively new for CSM, our company has an 86-year long tradition of being a socially and environmentally responsible member of society. This second sustainability report shows the progress we have made in 2005 in a number of social and environmental areas, in addition to our economic performance.

For CSM 2005 was a transition year. A year of divestments and restructuring. We have made great strides towards our aim of strengthening our position as a global Bakery Supplies & Food Ingredients company. In the process we sometimes had to take unpleasant measures. Unfortunately, due to the restructuring a group of colleagues had to leave the company. We did our utmost to ensure that we acted as a socially responsible company, taking the appropriate measures and facilitating searches for new opportunities in all countries.

Also our environmental efforts reflect CSM's commitment to being a responsible member of the community. With a solid history of successes in the area of environmental care, we want to continue to protect the environment and strive for the use of fewer resources and reduce both emissions and waste.

Our company values form the foundation of our sustainability policy in which the reporting process itself is part of our aim to strive for continuous improvement. Looking back at 2005, we can conclude, broadly, that our sustainability reporting system has worked very well, but still needs improvement.
We have been able to report progress in a number of fields – people, planet, profit – and have the ambition to make further improvements. I hope you will find our report of interest. More information is available on our website www.csm.nl.

Diemen, the Netherlands, March 2006

Gerard Hoetmer,
Chief Executive Officer


Founded as a corporation in the Netherlands in 1919, CSM has gradually grown from being a local sugar producer into an international company in Bakery Supplies & Food Ingredients. With a long track record in the agricultural sector and as a major player in the food industry, CSM is aware of the importance of sustainability. CSM strives to be a company where the three dimensions of sustainability, People, Planet and Profit, are well balanced and embedded in the corporate strategy towards long-term profit and sustainable development.

1.1 KEY FIGURES

CSM sold its Sugar Confectionery Division on 7 March 2005. Therefore all data in this report refers to continuing operations (i.e. without Sugar Confectionery), unless indicated otherwise.

The detailed figures and graphs for each division are not presented in this report as it was done in the report of 2004. Unlike detailed figures for each division consolidated CSM figures better reflect trends over the years.

PEOPLE	2005		2004	
Number of employees (end of year) (in headcounts)				
CSM overall		**8,458**		**9,189**
BSEU	3,981		4,348	
BSNA	3,102		3,382	
PURAC	1,039		1,000	
Sugar	291		405	
Holding	45		54	
Employees by region/country				
Netherlands	16.8 %		18.7 %	
Rest of Europe	42.7 %		43.0 %	
North America	37.9 %		36.0 %	
Rest of world	2.6 %		2.3 %	
	female	male	female	male
Female/male ratio %	27.3%	72.7 %	26.4%	73.6%
Average age female/male	40.2	42.2	40.1	41.8
Average years of employment	8.7	11.4	8.5	11.4
Presence of works councils in EU	54.2 %		56.0 %	
Work-related absenteeism ratio *(days)*	0.22 %		0.34 %	
Non-work-related absenteeism ratio *(days)*	3.07 %		2.01%	
Average investment in training/education, in euros per employee*		€ 577		€ 357

PLANT	2005		2004	
Plants per division				
CSM overall		**47**		**49**
BSEU	19		22	
BSNA	19		19	
PURAC	7		6	
Sugar	2		2	

* excluding the Corporate Management Training Program

	2005		2004	
PLANET				
Certified Environmental System	ISO	Other	ISO	Other
CSM overall	6	4	7	7

	2005 noise	2005 smell	2005 traffic	2004 noise	2004 smell	2004 traffic
Environmental nuisance complaints	noise	smell	traffic	noise	smell	traffic
CSM overall	16	17	0	20	23	4

	2005	2004
Energy index (G-joules/ton product) *Relative figure*	3.43	3.85
Total greenhouse gas emissions (kilo tons CO_2 equivalent) *Absolute figure*	395	428

	2005 NOX	2005 SOX	2005 Dust	2005 Other	2004 NOX	2004 SOX	2004 Dust	2004 Other
Other air emissions (tons)	NOX	SOX	Dust	Other	NOX	SOX	Dust	Other
CSM overall *Absolute figure*	175	23	97	110	201	56	35	48

	2005	2004
Used water (1000 m3) *Absolute figure*	35,918	37,325
Returned water treated (1000 m3) *Absolute figure*	4,740	5,169
Returned water/cooling water (1000 m3) *Absolute figure*	31,801	33,184
Hazardous waste (tons) *Absolute figure*	474	323
Non-hazardous waste (tons) *Absolute figure*	51,369	58,440
PROFIT		
millions of euros		
Net turnover	**2,618**	**2,732**
Net turnover by division		
BSEU	1,086	1,149
BSNA	1,025	1,047
PURAC	281	271
Sugar	226	265
Net turnover by region		
Netherlands	356	396
Rest of Europe	1,060	1,119
North America	1,137	1,161
Other countries	65	56
Operating result	134	198
Result after taxes from continuing operations	55	105
Result after taxes	423	160
Shareholders' equity *	946	807
Market capitalization *	1,644	1,744

* Including Sugar Confectionery

Second Life

While the closure of the beet processing section of the sugar plant in Breda, the Netherlands, hardly came as a surprise, the 125 people involved were deeply affected when they heard that their active lives at CSM were about to change. It was the end of an era of sugar, steam and dedication. And, although it is hard to have to start over, these people have proven that it is possible.

The future of the Dutch sugar industry had been uncertain for a long time, and rumors about the possible closure of the plant in Breda had been buzzing for more than a decade. The division was able to maintain its profitability by optimizing production and reducing costs. Meanwhile, the threat of a new EU Sugar Regulation lay lurking, and unpleasant measures became inevitable.

They used to say "sugar sticks", but unfortunately the recent decision to close the Breda beet processing plant affected many dedicated workers (and their families), who could not stick around any longer. The hard, but well paid work during the sugar campaign, and the relative freedom during the period of revision (the factory was completely rebuilt annually, after the campaign) had attracted several generations of so-called 'sugar men'. The average worker's career in the factory lasted about twenty years, and entire families and several generations were involved in 'the CSM', as the factory was called in Breda. The announcement of the closure affected the whole town. The plant was situated in the center of Breda, and over the years, it had become one of the city's icons of activity and prosperity. People now describe the absence as "a hole in the heart". Even though the signs were imminent, many just cannot comprehend that the sugar factory, dominated by its massive silos, was felled by worldwide political forces.

CSM Sugar is a caring employer: 40 of the 125 employees were offered a job in the specialties part of the plant, where sugar and syrup are processed and packed. Six men moved to another part of the country to work in the remaining CSM sugar factory, while seven remained in Breda in order to dismantle the beet factory. The company feels both financially and socially responsible for the people who became redundant. The employees involved were assisted in finding new suitable jobs, and received career counseling in order to learn how to network and seek jobs. They were given training in how to write a good application letter and how to perform well in interviews. CSM created a job center to facilitate job searches, and employees who decided to go it alone were given guidance training to prepare them. Of the 125 employees who were affected by the reorganization, only 3 were still without prospects by 1 January 2006.

2. OUR COMPANY

2.1 PROFILE

- CSM is an internationally operating company engaged in the development, production, sale and distribution of bakery supplies and food ingredients.
- CSM's main product groups include bakery ingredients and products, lactic acid and sugar.
- CSM operates mainly in the business-to-business market (bakery ingredients and products, lactic acid and sugar) and, to a limited extent, the consumer market (sugar).
- CSM is committed to realizing profitable growth through autonomous growth and acquisitions whilst maintaining a solid financial position.
- CSM operates mainly in Europe and North America but is also based in South America and Asia.
- CSM's total workforce numbers approximately 8,500, with around 7,300 employed outside the Netherlands.
- CSM is listed on Euronext Amsterdam N.V.

2.2 ACTIVITIES

- **Bakery Supplies**

  Market leader in Europe and a major player in North America with a wide range of bakery ingredients, semi-finished products and finished products for virtually all bakery segments.
- **PURAC**

  Worldwide market leader in lactic acid and derivatives, biomaterials, and lactitol.
- **Sugar**

  Number 2 in the Netherlands with sugar and sugar products, pulp, molasses, and lime fertilizer.

2.3 STRUCTURE As at 1 March 2006

CSM NV	CSM BAKERY SUPPLIES EUROPE	CSM BAKERY SUPPLIES NORTH AMERICA	PURAC	CSM SUGAR
Main product groups	Bakery ingredients and products	**Bakery ingredients and products**	Lactic acid and lactic acid derivatives, gluconic acid and gluconates, biomaterials, lactitol and xylitol	**Sugar, syrups, pulp, molasses and lime fertilizer**
Operating companies	BakeMark Danmark BakeMark Deutschland BakeMark Hellas BakeMark Ibérica BakeMark Ingrédients France BakeMark International BakeMark Italia BakeMark Magyarország BakeMark Polska BakeMark UK Bender-Iglauer Backmittel Carels Goes Délices de la Tour Margo-BakeMark Schweiz Unipro Benelux	American Ingredients Company BakeMark Ingredients Canada BakeMark USA Caravan Products H.C. Brill CSM Bakery Supplies Mexicana QA Products	PURAC America PURAC Asia Pacific PURAC biochem PURAC bioquímica PURAC China PURAC Deutschland PURAC France PURAC glucochem PURAC Hungary PURAC Japan PURAC Korea PURAC Polska PURAC Production USA PURAC Russia PURAC sínteses PURAC UK PGLA-I (50%)	CSM Suiker

2.4 CORE VALUES

CSM has four common core values, that define the type of company we are.

- **Continuous improvement**
  We strive for continuous improvement in everything we do.
- **Stakeholder-driven**
  Our goal is to find the right balance between the interests of our various stakeholders: shareholders, employees, customers, consumers, and business partners.
- **Fostering 'intrapreneurship'**
  We encourage and promote intrapreneurship, i.e. entrepreneurship amongst our employees to stimulate the development of CSM companies.
- **Openness**
  Openness and honesty are essential for a creative working environment and optimal performance.

2.5 RESPONSIBILITIES

CSM is a stakeholder-driven company. Communication with our internal and external stakeholders is an integral part of our strategy. This approach fits in with a policy that is aimed at long-term development. We have translated our core values into a set of primary goals for our stakeholders. This serves as a guideline for the way we manage our relationships with key stakeholders such as shareholders, employees, customers, consumers and business partners, and with the community in general.

Our primary goals:

For our shareholders:

- to create shareholder value by pursuing:
  - sustained and profitable growth;
  - operational excellence as a means of attaining our strategic goals;
- to protect shareholders' investment, and provide a satisfactory return;
- to communicate openly and constructively with our shareholders, financial analysts, and the investment community.

For our employees:

see Chapter 5.1, Social Policy.

For our customers and consumers:

- to maintain the quality and safety of our products and services;
- to build long-term relationships and cooperate with and learn from our customers and consumers;
- to work continuously to improve and innovate our products and services by maintaining an infrastructure and fostering an environment for research and development, knowledge sharing, and ongoing innovation.

For our business partners:

- to build and maintain long-term and mutually beneficial relationships with our suppliers, joint venture and alliance partners, trade and research partners etc.;
- to record all business transactions so that they are accurately reflected in the accounts and documentation of the company in accordance with established policies and procedures.

We seek mutually beneficial relationships with contractors, suppliers, and in joint ventures; we promote the application of these principles. The ability to promote these principles effectively will be an important factor in the decision to enter into or remain in such relationship.

For the community in general:

- to contribute to the sustainability of the earth's resources and the protection of the environment;
- to comply with the laws and regulations of the countries where we operate and to respect local norms and values;
- to be a responsible member of the communities in which we operate.

We set and measure our performance goals not only for economic achievements, but also for environmental protection and social well-being. We value good corporate citizenship and, eventually, create long-term sustainable value for all our stakeholders.

2.6 CODE OF CONDUCT

CSM launched a Code of Conduct in 2004, which stresses the importance of respecting the laws and regulations in the countries where we operate. We conduct our business with fairness, honesty, integrity and respect for the interests of our stakeholders in a wide variety of social, political and economic environments. This concerns CSM employees individually as the organization as a whole. The complete Code of Conduct text is available on our website, www.csm.nl.

2.7 CORPORATE GOVERNANCE

The CSM Annual Report 2005 contains a chapter dedicated to the main lines of the corporate governance structure at CSM. An overview of principles and practices regarding corporate governance can be found on our website, www.csm.nl.



Corporate governance refers to guidelines about how a company's management should be structured and how it should be held accountable. It relates mostly to: creating a more transparent annual report, improving accountability for the Board of Management and protecting and strengthening shareholders' voice in matters. A commission, led by Mr. Tabaksblat, was created in 2003, partly due to an initiative by the Dutch Minister of Finance, to develop regulations for the improvement of corporate governance. This commission created the 'Tabaksblat Code', which has been ratified by the Dutch Cabinet as the body of regulations for listed companies.

The Tabaksblat Corporate Governance Code

CSM already complied with the Tabaksblat code in a number of broad areas last year, however, several measures were taken to ensure that CSM's corporate governance was brought even further in line with the code, where necessary. All rules and regulations that were created or adapted have been made available on CSM's website, along with an explanation, where applicable.

3. CSM AND SUSTAINABILITY

During the dynamic process of strengthening our position as a global Bakery Supplies & Food Ingredients company, we focus on achieving savings and facilitating growth, without compromising our relationship with our stakeholders. By balancing the demands of our internal and external stakeholders we serve the purpose of long-term development.

Customers, employees, investors and other stakeholders increasingly expect CSM to pay attention to the impact of our measures and activities. The aim of this report is to offer our stakeholders a transparent view of our operations. CSM's stakeholder model and our core values serve as a guideline for our daily conduct in our work, while our vision and mission statement on sustainability describe what we aspire to become.

3.1 VISION AND MISSION

Sustainability Vision

CSM strives to be a company where the three dimensions of sustainability, People, Planet and Profit, are thoughtfully balanced and embedded in the corporate strategy towards long-term profit and sustainable development. The company wants to satisfy the demands of its stakeholders by integrating sustainability into its business practices. Sustainability should serve as a binding factor for CSM employees all over the world.

Sustainability Mission

Sustained and profitable growth forms the basis of the added value we aim to provide to our shareholders, employees, customers, consumers, business partners, and the community in general. We favor long-term business development and believe that continuity can only be maintained by business practices based on the principle of sustainable development. Our Core Values and Code of Conduct are integrated in our business practices. Therefore, we have the ambition to incorporate sustainable development into our social, environmental and economic policy. As a responsible company, we strive to contribute to the sustainability of the earth's resources by preserving the environment for future generations. After all, we want our employees to be proud of working at CSM.

3.2 ORGANIZATION

2005 was a year of changes for CSM – and our management. Frans Olieman, Chairman of the Sustainability Steering Group, stepped down as member of the Board on 1 May. The Steering Group held a final evaluation meeting under his leadership in April, during which they discussed the creation of the first sustainability report, the collation of management information, possible improvements to questionnaires, and whether there is a need to modify the Key Performance Indicators (KPIs).

CSM saw no need to modify its questionnaires in 2005. The instructions were improved in a few key areas, however. It was also decided to leave the KPIs unchanged. (see page 12)

This Sustainability Report for 2005 only reflects CSM's performance based on our own operations. We did not investigate our suppliers' environmental and social quantitative performance in 2005. Our Key Performance Indicators are highlighted in Chapters 5 and 6. All the individual data of the companies has been validated and screened by our divisional staff.

3.3 ORGANIZATIONAL PRINCIPLES

CSM decided to switch to a more hands-on management style and structure in 2005. Operating companies still are the basic entities within CSM. The divisions are responsible in operational terms, but a newly established Group Executive Committee has the responsibility to bring the key success factors to substantially higher performance levels. The Board of Management is managing the decision process for various in- and external issues and is fully aligned with the Group Executive Committee.

Table 1

KPIs People	KPIs Planet
1. Composition of workforce	1. Environmental impact
2. Duration of employment	2. Use of energy
3. Employee relations	3. Transport
4. Absenteeism	4. Water use and discharge
5. Employee development	5. Waste

4. STAKEHOLDER ENGAGEMENT

CSM has a wide range of stakeholders – people and organizations who are interested in our achievements, in the impact of our operations, and in the way we conduct ourselves. These stakeholders include our shareholders, employees, customers, consumers, business partners, and the community at large.

CSM would like to emphasize the importance of maintaining regular communications with its stakeholders worldwide – both outside the company, and at the many levels inside of the company.

4.1 SHAREHOLDERS: INVESTOR RELATIONS

CSM acts in accordance with the CSM guidelines for Investor Relations, which are published on our website, www.csm.nl.

We manage an on-going investor relations program to ensure that all investors and potential investors are able to keep up with developments at CSM, and are given appropriate access to our management team.

Communication tools include:

- group presentations
- one-on-one meetings
- an investor relations section on the CSM website

Our General Shareholders' Meeting, held on 20 April 2005, once again showed the value CSM attaches to maintaining good relations with all its shareholders.


While PURAC Brazil may not have a structured donation/support policy yet, it fully supports social responsibility programs and events, with a special focus on cultural events and other projects. The involvement concentrates on improving the quality of life in the under-privileged communities surrounding us. PURAC Brazil has made a number of contributions in 2005, varying from a food donation to an institution that takes care of children whose parents have very low incomes, to the sponsoring of FEMUSICA, a public classical music festival.

A group of investors, representing more than one third of CSM's capital, informed CSM on 17 November 2005 about their concern regarding operational performance. CSM noted this letter from its investors, as the company is always receptive to the views of its shareholders, and acted on it, by committing the company to update investors on our strategic developments.

4.2 EMPLOYEES: EUROPEAN WORKS COUNCIL

Constructive and open dialog with employees forms the foundation of good labor relations at CSM. We established a European Works Council (EWC) in 1998, which allows employees to exert some influence over European plans and decisions made within European companies.

The EWC's main goal is to create a platform that embeds the right to information and consultation, so that knowledge and experience about representational consultation can be shared, and it functions as an addition to local employee participation initiatives. The EWC counted 21 members from 14 countries in January 2005, however, after the divestment of the Sugar Confectionery Division, the total member number dropped to 11 members from 9 countries.
The EWC meets with CSM management at least once a year to discuss issues such as CSM's organizational structure, the company's financial and economic position, and divisional developments relating to production, sales, investments, and important changes within the company. Attention is also paid to environmental issues and specific topics that affect CSM's social policy.

Several issues were discussed at the numerous council meetings held in 2005, such as the sale of CSM Sugar Confectionery, the company strategy, the 3S Program, recent divestments, and the financial results and prospects. The EWC met with CEO Gerard Hoetmer in the fall of 2005.

4.3 GOVERNMENT, BUSINESS PARTNERS AND SCIENCE: WCFS

Wageningen Centre for Food Sciences (WCFS) is a joint initiative of the Dutch government and industry and research institutes, to strengthen the capacity for innovation and the competitive strength of the food industry. WCFS performs long-term strategic and fundamental research into the development of innovative, new healthy food.

WCFS has established a strong food science infrastructure since 1997, giving the Dutch food industry the innovative capacity to meet the challenges of the 21st century, with food and nutrition earmarked as the key focus of its innovation platform.
CSM participates in the WCFS along with five other industrial partners, namely Avebe, Cosun, DSM, Unilever, and the Dutch Dairy Association. Research is performed at various locations within the participating research organizations, and the work is organized on a project basis.

The WCFS Board, of which Gerard Hoetmer, CEO of CSM, is a member, has executive responsibility and decision-making authority for the center's performance. The Program Council advises the Board on program strategies and WCFS' financial plan. Dr. Rop Zoetemeyer, R&D director of CSM PURAC, represents CSM in the Program Council.

4.4 COMMUNITY IN GENERAL: DUVO FOUNDATION

CSM is involved with DuVo, a foundation which investigates sustainability in the food chain. The foundation keeps stakeholders informed of the results of its efforts by organizing so-called dialog meetings, by publishing articles and booklets devoted to specific aspects of its activities, and via its website, www.duvo.nl.

DuVo aims to unite organizations from all levels in the food chain, so that they can search for ways to improve the sustainability of their activities together. The site was updated in 2005, to give easier access to the results of the various studies carried out by DuVo.

DuVo is working with the Dutch Sustainable Agriculture Foundation (also known as 'Duurteelt') to investigate the possibilities of a consumer website with specific information about food and sustainability.

DuVo will also be carrying out a study to find out how themes that the public are concerned about have been incorporated into advertising. Hopefully this will create a clearer impression of how companies can potentially use their sustainable enterprise efforts to improve their market position.

Finally, DuVo will keep up the dialog with other societal groups, in order to increase mutual understanding of the opportunities and challenges, as this is the only way to foster the trust necessary to retain, or even strengthen, public confidence in the Dutch food industry.

4.5 CONSUMERS AND CUSTOMERS: FOOD PORTAL

Under the DuVo umbrella CSM supports another Dutch initiative that gives consumers access to information about sustainability in respect of food and the food chain, which is available on the internet. Visitors mostly enter the website via search engines, and seem to be mostly interested in issues such as obesity and food ingredients.

The website is called www.meer-weten-over-eten.nl (English translation: find out more about food), and turned out to be one of 2005's success stories. The site will be further developed in 2006, and specific emphasis will be placed on education.

American Ingredients Company and its employees donated a total of USD 10,000 to the Salvation Army and Heart to Heart, to help victims of Hurricane Katrina. This was accomplished through the unselfish efforts of AIC's employees, and the generosity of the company, which matched their efforts dollar for dollar.

AIC's employees raised 50% of the donation through a series of fundraising activities, such as selling hot dogs, chips and a coke for a USD 2.00 donation minimum, holding bake sales, allowing employees to wear jeans to work for a week for a USD 5.00 donation, organizing raffles for prizes that employees had solicited from businesses (the Dolton plant alone raised USD 900.00 with only 46 employees), and by forgoing a semi-annual birthday celebration, in order to donate the money that had been earmarked for this event.

Reach Out and Taste

Immigrants of non-European origin in several European countries are obliged to take integration lessons, which usually consist of building language skills, and teaching them about their host country's history, culture, politics, and food.

Opinions vary about the effectiveness of this initiative – some think it is vital, while others find it patronizing. But, even on the safe side, you could say that it seems a bit like one-way traffic. What about 'our' knowledge of 'their' culture and habits?

Unipro, a CSM subsidiary, based in Aartselaar (Belgium), decided to tackle the integration issue from another angle. It decided to start developing snacks that are permissible for Muslims, or halal. Halal primarily describes the rules of the Islamic slaughter process, and prescribes which additives may be used for the preparation of meat. Pork, for instance, is a forbidden substance. Therefore, Muslims living in non-Muslim countries often face problems, because Western kitchens are literally larded with pork.

While some may say that the people at Unipro were inspired by commercial motives in the first place, the very fact that a European company will be producing halal snacks is a satisfying development in itself.

A new production facility will give Unipro and its sister companies within CSM the opportunity to focus on the entire European market, by developing products based on local trends and foreign tastes.

Logically, it follows that these products would be aimed at a specific group within society, which seems a rather clever decision, from a marketing point of view, justified by the ever-growing number of Muslims in Europe. And, of course, non-Islamic Europeans are free to use these products too. The European consumer likes new and exciting tastes, so while this new initiative will satisfy the demand for suitable Islamic products, it will also give Europeans a taste of what their new neighbors are eating. Integration can start in the kitchen, so reach out and taste.

5. PEOPLE



Age distribution per division Figure D
800
700
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500
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300
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100
0
16-20
21-25
26-30
31-35
36-40
41-45
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61-65
>65
BSEU
BSNA
PURAC
Sugar

5.1 SOCIAL POLICY

Our employees are essential and valuable in achieving profitable growth and success for the company. CSM's core values reflect its responsibilities towards its employees. Important principles that are part of CSM's social policy include:

- to recruit, employ, and promote employees on the basis of the qualifications and skills needed for the job;
- to provide safe and healthy working conditions;
- to promote learning and development opportunities;
- to stimulate and support individual and group initiatives directed at improving CSM's achievements, reputation, and potential;
- to create an environment that makes our employees proud to be working for CSM;
- to strive for high performance and to remunerate competitively.

CSM respects the human and labor rights of our employees. It strives to treat its employees with dignity and respect. CSM aims to create equal opportunities for all employees, without discrimination on grounds of gender, race, religion, disability, marital status, or age. By valuing these principles, CSM acts in compliance with the International Labor Organization (ILO) standards.

5.2 COMPOSITION OF WORKFORCE

The number of employees at CSM has dropped to 8,500 by 31 December 2005, largely due to the sale of CSM Sugar Confectionery. A decrease in personnel has been seen across all divisions, with the exception of PURAC, where the number of employees has grown by 6.7% across the line. The distribution of the employees over the various regions is shown in Figures A and B.

Regional distribution employees Figure A



Rest of the World 2.5%
The Netherlands 16.8%
Rest of Europe 42.7%
North America 37.9%

Total population per division Figure B



Sugar 3.5%
PURAC 12.8%
BSNA 36.1%
BSEU 47.6%

BSEU Bakery Supplies Europe
BSNA Bakery Supplies North America


100%
80%
60%
40%
20%
0%
Male
Female
2004 2005


25
20
15
10
5
0
Male
Female
2004
2005


30
25
20
15
10
5
0
CSM companieas
Works councils
2004
2005

Diversity
Approximately 70% of CSM staff are male and some 30% are female. The Sugar Division is a typically male environment (with almost 90% of staff being male).

The majority of all employees working at CSM are employed on the basis of a full-time contract (90%), with a mere 10% of all employees working on a part-time basis, the majority of which are female (80%).

Age
The average age of a CSM employee is 41.7 years. The average age of a male employee is 42.2 years and of a female employee 40.2 years. This age distribution of male and female workers is generally applicable to all CSM divisions. The Sugar Division has more elderly employees, while PURAC has the youngest, as revealed in Figure D.

5.3 DURATION OF EMPLOYMENT

The average number of years that an employee works at CSM amounts to 11.4 years for male and 8.7 years for female employees. The figure for average years of employment went up slightly.

5.4 EMPLOYEE RELATIONS

A phenomenon especially proliferate in Europe is the organization of employee representatives in a works council. In fact, a works council is mandatory in most EU countries for companies with a certain number of employees. Organizations in the United States and in Canada are not familiar with works councils; instead unions play a major role in many operating companies. The main objective of unions and works councils is to represent the employees, by looking after their interests concerning job security, equal rights, safety, employee benefits, and consultation.

Presence of Works Councils (non-US)

	OpCos	Councils	Percentage
Total	**24**	**13**	**54.2%**

CSM employs people in over 22 countries around the world. Works councils are present in more than 54.2% of the non-American operating companies, as revealed in Figure F. The 2005 figures are almost the same as for 2004. In addition to local works councils, CSM established a European Works Council, as explained in Chapter 4.2.

More than 4100 employees (75%) of the non-American countries are rewarded with an employee benefits package, which is governed by a collective bargaining agreement. Clearly this is the result of the high involvement of unions and works councils on a local level.

Collective bargaining agreement (non-US)

	OpCos	Workforce	Covered	Percentage
Total	**24**	**5,451**	**4,119**	**75.6%**


Collective bargaining agreement
Figure G
6.000
5.000
4.000
3.000
2.000
1.000
0
Workforce
Covered
2004
2005


Absenteism (days)
Figure H
10,0%
8,0%
6,0%
4,0%
2,0%
0,0%
Work related
Non-work related
2004
2005


Average investment in training and education in € per employee
600
500
400
300
200
100
0
2004
2005

5.5 ABSENTEEISM

All CSM plants run TPM and additional safety programs, to ensure safe and healthy working conditions for all CSM employees. All sites have successfully reduced the frequency of injuries with lost time. No fatal accidents occurred. We register short-term absenteeism (less than 2 weeks) and long-term absenteeism (over 2 weeks). In Figure H we have made a distinction between work-related days of absence (CSM average 0.22%) and non-work-related days of absence (CSM average 3.07%).

5.6 EMPLOYEE DEVELOPMENT

CSM is always willing to promote learning and development opportunities for all its employees. Development improves performance and makes employees feel more committed to the company. CSM's Management Development strategy is mainly focused on people with potential. Programs are offered for personal development (Corporate Introduction Program), enhancing personal effectiveness and entrepreneurship (Advanced Management Program), and leadership development (Executive Management Program). € 729,000 was invested in these management training programs in 2005. An amount of € 4.9 million was invested in CSM employees worldwide by the various operating companies (excluding CSM programs). This investment came to approximately € 577 per employee during the year 2005, excluding the Corporate Management Training Program.
In both processing divisions, CSM Sugar and PURAC, the average investment in training per employee is higher. This reflects the more complicated nature of operating highly sophisticated equipment in the sugar and lactic acid factories.

For 3 years now, CSM Bakery Supplies Europe has been successfully running two management programs:

1. EUROPEAN MARKETING COURSE
(approximately 50 participants)
Objectives:
- to build a comprehensive understanding of major marketing aspects
- to link consumer / customer trends and demands to business opportunities
- to work on marketing behavior, methods and priorities
- intensive exchange of best practices to derive conclusions / recommendations for own business tasks
- networking

2. EUROPEAN KEY ACCOUNT MANAGEMENT COURSE
(approximately 180 participants)
Objectives:
- to build a comprehensive understanding of all major aspects of Key Account Management
- to reinforce a systematic CRM approach
- to work on Key Account Management behavior, methods and priorities
- intensive exchange of best practices to derive conclusions / recommendations for own key accounts
- networking

PROJECT MANAGEMENT COURSE
In 2005 a 5-day program was developed in which 26 people, mainly project leaders participated throughout the European Bakery Supplies Division.

Green House

The climate is changing – and it is evident that the industry plays a role in this. The discussion and the goals that companies have voluntarily set for themselves seem somewhat abstract, but the results don't. PURAC and CSM Sugar are pleased with the results so far; yet they keep searching for new measures that can help them contribute to a cleaner environment.

We talk about it all the time, but what exactly is the Kyoto Protocol? It is an amendment to the United Nations Framework Convention on Climate Change (UNFCCC). Countries that ratify this protocol commit to reduce their emissions of carbon dioxide and five other greenhouse gases, or engage in emissions trading if they maintain or increase emissions of these gases. The objective is stabilization of greenhouse gas concentrations in the atmosphere at a level that would prevent dangerous anthropogenic interference with the climate system. Industrialized countries have agreed to lower their CO2 emissions by 5% compared to the emissions in the year 1990. Last year, the Kyoto Protocol came into force, after Russia signed.

On 6 July 1999, the Dutch government concluded the Energy Efficiency Benchmarking Covenant with the industry. In it, the energy-intensive industry pledges to be among the world leaders in terms of energy efficiency for processing installations by no later than 2012. In exchange for this undertaking, the government has agreed not to impose any extra specific national measures governing energy conservation or CO2 reduction on the participating companies.

PURAC Gorinchem bv has signed the Energy Efficiency Benchmarking Covenant in 2000 and is therefore required to carry out a so-called "examination" by third party of the current distance to the world leaders on energy efficiency operation every 4 year. The second goal of this examination is to check the progress of the planned energy reduction projects. The most recent examination was carried out halfway 2005.
After that time, the biggest reduction of the distance to the world top is achieved in December 2005 after the start up of a big energy saving project. By this there remains only 1% distance to the energy-efficiency-level of the world top.
So for PURAC Gorinchem the target of being part of the world top is almost completely achieved.
The energy saving project will, besides this major achievement, also lead to a reduction in the use of cooling water.

6. PLANET

PURAC, CSM's biochemicals division, started the construction of a lactic acid plant in Thailand in 2005. CSM will invest € 98 million in the new site, which includes the lactic acid plant and other facilities such as a sodium/potassium lactate plant, offices, warehouses, and utilities.

CSM expects the lactic acid and lactic acid derivatives market to continue to grow by more than 10% annually. The main driver for this growth is the strongly increasing attention for food safety, health, and the environment. Improved functions of food, including longer shelf life, mineral enrichment, pH regulation and enhanced taste profiles, are the most important applications of lactic acid and lactic acid derivatives. Additional growth will come from lactic acid for non-food applications such as biodegradable plastics.

The new lactic acid plant will have a capacity of 100,000 tons undiluted. The sodium/potassium lactate facility will have a capacity of 15,000 tons. With this investment PURAC is responding to the worldwide future demand for lactic acid and lactic acid derivatives and, at the same time, reinforcing its position in the Asian market.

The plant will be located on the Asia Industrial Estate at Map Ta Phut, Rayong Province on the eastern seaboard of Thailand. Construction started in Q4 2005 after definitive approval had been received from the Thai government. The plant will start up at the end of 2007.

The location in Thailand was chosen because of the abundance of cost-effective carbohydrate raw materials for fermentation (sugars and starches), the proximity of other chemicals and good energy supply, the efficient logistical infrastructure, and the availability of a skilled labor force and government incentive programs. The plant will be very close to Thailand's main container port Laem Cha Bang for exports in the Asian region and worldwide.

6.1 ENVIRONMENTAL POLICY

CSM requires all operating companies to comply with national, local, regional and all other applicable laws. Over and above this, they are to act as responsible members of the community and to prevent all sorts of avoidable nuisance to that community (emissions, logistic hindrance, etc). Operating companies must utilize available best practices and techniques, when economically feasible. Root cause analysis and prevention measures are to be preferred above "end of pipe" solutions. CSM wishes to stimulate the development of sustainable products and technologies, aiming for continuity. The company wishes to promote an active role and participation in environmental protection initiatives. CSM process industries also participated in the World Class Benchmarking


OpCo's Noise Smell Traffic OpCo's Noise Smell Traffic
50
40
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20
10
0
2004
2005


4.00
3.00
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2004 2005

system for energy consumption that is a result of compliance with the Kyoto Protocol. Creation of, or participation in, local environmental initiatives is encouraged.

6.2 IMPACT

Environmental Management Systems

CSM operating companies are required to control unnecessary and detrimental emissions and disposals into the environment. This can be done through either process quality control or environmental management systems. Preferably, the ISO 14001 system is used.
Six plants, all based in Europe, are already certified for complying with the ISO 14001 environmental management system. Four plants have other certified systems, such as the German Öko profit or as part of GMP or quality management systems. Other plants have their own management systems. However, these are not certified by a third party.

Division	Plants	ISO 14001	Other
PURAC	7	2	0
BSEU	19	2	3
BSNA	19	0	1
SUGAR	2	2	0
Total	**47**	**6**	**4**

Note: in 2004 the PGLA-I joint venture was not included in number of plants of PURAC.

Licenses and Commitments

With the local authorities in the Vierverlaten region, the license and emission agreements of the sugar factory were evaluated, as there will be an update in 2006. The authorities approved a new emergency recovery plan for the Vierverlaten plant. The sugar factory in Vierverlaten built a new central storage for bulk chemicals, which complies with all the latest rules and standards.
For the Breda plant of the Sugar Division, the licenses will be re-evaluated in 2006 because of the transformation from sugar factory to sugar specialties plant.
The PURAC sínteses plant in Brazil has been granted an operating permit, valid till 2010, by the environmental authorities (FEEMA).
PURAC bioquímica in Spain voluntarily signed a commitment to Environmental Air Quality with the local authorities, being one of the first industries signing this agreement.

Complaints about Environmental Nuisance

Complaints can be triggered when CSM factories exceed smell or noise levels, or by traffic nuisance. The total number of reported complaints in 2005 was 33. The breakdown of complaints is shown in Figure J.

Several planet indicators did improve significantly compared to 2004, due to the fact that the beet-processing operations in Breda were closed down in 2005.

6.3 ENERGY

CSM's Bakery Supplies activities can be considered "light food industry". CSM Sugar and PURAC are "processing industries". This implies large-scale factories with high volumes of raw materials, finished products, and by-products.

Total greenhouse gas emissions (kilo tonnes CO_2 equivalent)
Figure L



25.000
20.000
15.000
10.000
5.000
0.000
2004 2005

Other air emissions (tonnes)
Figure M



NOX SOX Dust Other NOX SOX Dust Other
250
200
150
100
50
0
2004
2005

> Anticipating the new EU Sugar Market Regulation, the beet-processing operations in Breda were closed down in 2005 and concentrated in Vierverlaten. Hence, part of the juice extraction equipment of Breda – the diffusion tower in particular – had to be relocated to Vierverlaten. As a result the process and energy efficiency of CSM Sugar has improved significantly:
>
> - Economies of scale by concentrating production in the largest plant and, as a consequence, extending the length of the beet campaign from approximately 85 to 100 days.
> - Efficiency of the juice extraction process. Relocation of the diffusion tower meant expanded diffusion capacity. This part of the process could now be optimized for efficiency as throughput is no longer the critical factor. In practice, this means that less water is needed to extract the sugar from the beet (the so-called diffusion process) and therefore less water has to be evaporated to make sugar crystals.
>
> The result is a decrease of more than 10% in the primary consumption of natural gas, saving roughly 5 million m^3 of natural gas.

The manufacturing process requires a considerable energy input and this results in higher levels of emissions. All plants are focused on energy saving programs. Energy consumption is measured by the amount of energy needed to produce a ton of product. Several measures have been taken to reduce energy consumption over the years, and also in 2005.
CSM Sugar is committed to maintaining its position among the most energy-efficient sugar factories in the world ('world top'), as defined by the Energy Efficiency Benchmarking Covenant.

In 2005 the progress of the Vierverlaten plant with respect to the benchmark target was audited. It appeared that the relative position to the world top was further improved.
A study was started into the possibilities of a multi-fuel concept (including bio-fuel as an alternative for natural gas) in both the boiler house and the pulp dryers.

At the end of 2005 the PURAC Gorinchem plant successfully completed a capital investment project to reduce energy consumption. In 2006, assuming the same production level, this project will result in a reduction of about 25% in energy consumption (electricity and natural gas).

6.4 EMISSIONS

The reported greenhouse gas emissions (Figure L) are expressed in CO_2 equivalent. Based on the GRI regulations the CO_2 numbers also include the CO_2 emissions from our consumed electricity at the power station.
The NOx emissions are mainly due to the combustion of natural gas for generating steam for our processes. The SOx emissions are generated by the use of fuel oil in certain operating companies.


Used water (1000 m³) Figure N
40.000
35.000
30.000
25.000
20.000
15.000
10.000
5.000
0
2004 2005


Returned water treated (1000 m³) Figure O
6.000
5.000
4.000
3.000
2.000
1.000
0
2004 2005


Returned water non treated (1000 m³) Figure P
35.000
30.000
25.000
20.000
15.000
10.000
5.000
0
2004 2005

CSM Sugar and PURAC Gorinchem received the so-called emission permits of the Nederlandse Emissieautoriteit (Netherlands Ministry of Housing, Spatial Planning and the Environment) for NOx and CO2 and both were certified for NOX and CO2 trading.

The logistics of beets and distribution of sugar were optimized resulting in car fuel savings, and by that a substantial decrease in the emission of greenhouse gasses.
Emissions of transport vehicles are not included in Figure L and M.
Most other emissions concern VOC (Volatile Organic Components). The reported volume of other emissions in 2005 increased against 2004 due to improved measuring systems.

6.5 TRANSPORT

The Bakery Supplies divisions have conducted several studies to improve the efficiency of transportation by optimizing transport routes and transported loads.
In 2005 BSNA worked out a streamline study which will be finished in the first quarter of 2006.

6.6 WATER

In Figure N a reflection is given of water used. Surface water is mainly used for cooling purposes. The main source of water in the sugar factories is beet, which contain 75% water. This way an average of 1.3 million m^3 of water is collected during a beet campaign. This water is used in the plant as process water and after treatment discharged to the surface water.

In 2005, PURAC in Gorinchem used about 25 million m^3 of fresh water for a cooling once through system. By realizing an energy saving project at the end of 2005, this volume will be reduced significantly in 2006 assuming the same production level.

Returned Water

Waste water refers to aqueous streams that receive treatment before discharge to the environment. As a first step, most of CSM's process waste water is treated in its facilities, with a next treatment step off-site. In the sugar factory the process water is completely treated and returned to surface water. CSM is committed to continuing with its source reduction and recycling efforts in order to reduce fresh water consumption at its plants. (Figures O and P)

As founding member of Paraíba River Estuary Consortium PURAC sínteses participated in all meetings in a continuity effort to promote sustainable environmental development, recover and protect areas of recognized ecological significance of this estuary.
The pollution load of waste water discharge of the PURAC plants in USA, Brazil and Spain was reduced significantly by upgrading and improvements.

A large proportion of returned water particularly in the PURAC Division relates to cooling water. This is not to be considered waste water because the thermal pollution rate is relatively low.

Useful by-products (tonnes) Figure Q


1.000.000
800.000
600.000
400.000
200.000
0
2004 2005

Hazardous waste (tonnes) Figure R


500
400
300
200
100
0
2004 2005

Non-hazardous waste (tonnes) Figure S


60.000
50.000
40.000
30.000
20.000
10.000
0
2004 2005

6.7 OTHER PRODUCTS

Our policy is to develop as much as possible useful products from all streams in the processes. As such can be named products such as beet pulp, beet soil and Betacal (calcium carbonate fertilizer) from the sugar factories. These products are produced within the limits of predetermined specifications and sold to the respective markets. The lactic acid plants produce a number of by-products such as gypsum and biomass. These products are used for various applications in agriculture and the construction industry.

6.8 WASTE

Within our TPM programs all plants strive to reduce waste to the minimum.
During the year PURAC sínteses in Brazil continued with expressive results the study for the application of the biosolids from the waste water treatment system to produce compost with cane sugar bagass (spirits industry - alcohol) and biomass to be used as organic fertilizer. The results have been presented to environmental authorities.
The Vierverlaten sugar plant optimized the 'waste chain' having organic rest material from the beets processed in a commercial fermentor, and thus producing "green" energy.
All other waste has to be disposed of in an appropriate and officially permitted way.
In the statistics a split is made between hazardous and non-hazardous waste. (Figures R and S)

Hazardous waste can include batteries, oil, paint, disinfectants, chemicals etc.
The reported quantity of hazardous waste increased from 2004 to 2005 by improving the reporting system.

In 2005 a new silo park at the site of BSEU in Neu Ulm / Gerlenhofen was installed. Twelve new silos made it possible to change a raw material volume of 12,000 ts/annum from sacks to bulk. In addition to savings resulting from increased efficiency and to lower cost in raw materials, some environmental benefits were realized: the change from sack to silo leads to an annual saving of 500,000 big paper sacks (25kg) and to an avoidance of 60 truckloads, because silo trucks can handle a higher volume than ordinary trucks.

6.9 PRODUCTION AND OTHER CONTROL SYSTEMS

The implementation of the Total Productive Maintenance (TPM) program was continued in all divisions as CSM strives for Operational Excellence. TPM is a world-class lean manufacturing strategy that is well-structured with eight development activities to improve both the effectiveness and efficiency of any production system or process, involving everyone.

Results have been achieved. Maintenance practices have been improved and maintenance personnel can now dedicate more time to higher value-added activities due to continuous improvement of equipment reliability and maintainability, leading to better productivity and efficiency.
TPM uses the Overall Equipment Effectiveness (OEE) key performance indicator to measure the productivity of a manufacturing unit.
As such OEE has become an accepted indicator at CSM to assess how plants actually manage their equipment with minimum losses and waste.

TPM has affected work-floor management systems, employee responsibilities and safety, performance measurement, incentive systems, skill development, and the use of information technology.

Each year, the Japan Institute of Plant Maintenance (JIPM) grants TPM Awards to plants for exemplary TPM achievements.
In 2005, the CSM Bakery Supplies Europe (BSEU) Division was granted the Award for Excellence in Consistent TPM Commitment for the BakeMark Deutschland plant in Gerlenhofen and the BakeMark Italia plant in Crema.

An overview of current JIPM TPM Awards is shown in the table below.

JIPM TPM-AWARDS FOR BAKERY SUPPLIES EUROPE:

Plant	TPM-award*
Mijdrecht	Excellence Award
Crema	Excellence in Consistent TPM Commitment Award
Delmenhorst	Excellence in Consistent TPM Commitment Award
Gerlenhofen	Excellence in Consistent TPM Commitment Award
Aartselaar	Special Award
Merksem	Special Award

* The ranking of these Awards is as follows (from lower to higher):
Excellence Award, Excellence in Consistent TPM Commitment Award, Special Award.

Big Wheels

Dusty highways, humble motels and deserted roadside restaurants. Tumbleweed, eighteen-wheelers and patrol cars. Lonely truck drivers humming songs in their cabins as their huge machines eat up the many miles ahead. Almost anyone in the world would recognize this as a quintessentially American landscape. In fact, the reality is not very different from the perception, but there is one important detail to keep in mind – transport affects the environment!

CSM Bakery Supplies North America specializes in an important aspect of transportation, namely logistics. Every day, hundreds of CSM trucks cross the continent – from the manufacturer to the distributor, and from the distributor to the client. Every operating company in the region has its own distribution center. Some have their own transport divisions, while some hire transporters to do the job for them.

CSM's North American Bakery Supplies division is a combination of many different companies, acquired over the years and now working together. While this gives the division a colorful history, it also means that sometimes two trucks from the same region deliver half a load at the same company on the same day. The companies now have a central management and share common interests, so it seemed logical to study the various possibilities for a more streamlined distribution – translating to fewer miles, less pollution and less cost. The division has just finalized this study, and the first results are too promising not to mention them in this sustainability report. Aside from the wish to have fewer trucks on the road and to reduce the number of miles driven, we gave our customers an opportunity to help us with suggestions, as always.

We asked them how a revised distribution system could benefit them, and whether a reallocation of the existing production facilities would be helpful. This would mean that the plants would remain where they are, but they might cooperate and adapt to produce another product, for a nearby customer. In fact, better logistics planning has already led to fewer third-party transporters that drive for CSM companies in the United States and Canada. CSM will always have trucks on the road, but by combining the different circumstances and possibilities, we can contribute to a cleaner environment, a more efficient transport system and swifter delivery to our customers. Less miles for a better service – may the big wheels keep on turning!

7. PROFIT

7.1 KEY FIGURES

millions of euros

Net turnover by region 2005


Other
countries (4,4%)
The
Netherlands
(10,4%)
Rest of Europe
(42,4%)

Net turnover by division 2005


Sugar
(8,6%)
PURAC
(10,7%)
Bakery Supplies
North America
(39,2%)

Net turnover*


4000
3600
3200
2800
2400
2000
1600
1200
800
400
0
95/96 96/97 97/98 98/99 99/00 00/01 01/02 2003 2004 2005

Operating result from continuing operations*


300
270
240
210
180
150
120
90
60
30
0
95/96 96/97 97/98 98/99 99/00 00/01 01/02 2003 2004 2005

* Previous years have not been recalculated for the effects of system changes. The financial figures for 2005 are in compliance with IFRS, the figures for previous years are in compliance with NL GAAP.

PROFIT

	2005	2004
Net turnover	**2,618**	**2,732**
Net turnover by division		
BSEU	1,086	1,149
BSNA	1,025	1,047
PURAC	281	271
Sugar	226	265
Net turnover by region		
Netherlands	356	396
Rest of Europe	1,060	1,119
North America	1,137	1,161
Other countries	65	56
Operating result	134	198
Result after taxes from continuing operations	55	105
Result after taxes	423	160
Shareholders' equity **	946	807
Market capitalization **	1,644	1,744

** including Sugar Confectionery

Result after taxes from continuing activities *



200
180
160
140
120
100
80
60
40
20
0
95/96
96/97
97/98
98/99
99/00
00/01
01/02
2003
2004
2005

8. APPENDIX

8.1 GRI CROSS-REFERENCE LIST

	GRI Contents Index	Page / Explanation
	VISION AND STRATEGY	
1.1	Vision and strategy regarding sustainable development	Page 3
1.2	Statement from the CEO	Page 3
	PROFILE	
	Organizational Profile	
2.1	Name of reporting organisation	Page 1
2.2	Major products and/ or services	Page 7, 8
2.3	Operational structure of the organisation	Page 7, 8
2.4	Major divisions, operating companies, subsidiaries, and joint ventures	Page 7, 8
2.5	Countries in which the organisation's operations are located	Page 7, 8
2.6	Nature of ownership; legal form	Page 7, 8
2.7	Nature of markets served	Page 7, 8
2.8	Scale of the reporting organisation	Page 4, 5, 7
2.9	List of stakeholders, key attributes of each, and relationship to the reporting organisation	Page 10, 13
	Report Scope	
2.10	Contact person[s] for the report, including e-mail and web addresses	See colofon
2.11	Reporting period	Page 1
2.12	Date of most recent previous report	Page 3
2.13	Boundaries of report and any specific limitations on the scope	Page 4
2.14	Significant changes since the previous report	Page 4, 5
2.15	Relevant changes in basis for reporting on joint ventures etc.	Not reported
2.16	Explanation of any re-statements of information provided in earlier reports	Page 4, 11, 14, 15
	Report Profile	
2.17	Decisions not to apply GRI principles or protocols in the preparation of the report	Not applicable
2.18	Criteria/definitions used in any accounting for costs and benefits	Page 32
2.19	Significant changes in measurement methods	Page 4, 11, 14,15
2.20	Policies and internal practices to enhance accuracy, completeness and reliability of the report	Page 11
2.21	Policy and practice regarding independent assurance	Not applicable
2.22	Means to obtain additional information	See colofon
	GOVERNANCE STRUCTURES AND MANAGEMENT SYSTEMS	
	Structure and Governance	
3.1	Governance structure of the organisation	Page 10
3.2	Percentage of the board of directors that are independent, non-executive directors	Not reported
3.3	Process for determining the expertise that board members need	Not reported
3.4	Board-level processes for overseeing economic, environmental, and social risks and opportunities	Not reported
3.5	Linkage between executive compensation and achievement financial and non-financial goals	Not reported
3.6	Organisational structure and responsibilities regarding sustainability	Page 11, 12
3.7	Mission and values statements, codes of conduct or principles, and the status of implementation	Page 11, 12
3.8	Mechanisms for shareholders to provide recommendations or direction to the board of directors	See Annual Report 2005, page 28
	Stakeholder Engagement	
3.9	Basis for identification and selection of major stakeholders	Not reported
3.10	Approaches to stakeholder consultation	Page 13, 14
3.11	Type of information generated by stakeholder consultations	Page 13, 14
3.12	Use of information resulting from stakeholder engagements	Page 13, 14
	Overarching Policies and Management Systems	
3.13	Explanation of whether and how the precautionary approach is used by the organisation	Not reported
3.14	External charters, principles, or other initiatives to which the organisation subscribes	Page 10
3.15	Principal external memberships	Page 13, 14
3.16	Policies and/or systems for managing upstream and downstream impacts	Not reported
3.17	Approach to managing indirect impacts resulting from activities	Not reported
3.18	Major decisions regarding location of, or changes in, operations	Page 3 and 6
3.19	Programmes and procedures to manage economic, environmental, and social performance	Page 19, 21
3.20	Status of certification of economic, environmental, and social management systems	Page 4, 5, 20

	GRI Contents Index	Page / Explanation
	ECONOMIC PERFORMANCE INDICATORS	
	Customers	
EC 1	Net sales	Page 4, 5, 28, 29, see also Annual Report 2005
EC 2	Geographic breakdown of markets	Page 4, 5, 28, 29, see also Annual Report 2005
	Suppliers	
EC 3	Cost of all goods, materials, and services purchased	Not reported
EC 4	Percentage of contracts paid in accordance with agreed terms	Not reported
	Employees	
EC 5	Total payroll and benefits broken down by country or region	Not reported
	Providers of Capital	
EC 6	Distributions to providers of capital	See Annual Report 2005, page 97
EC 7	Increase/decrease in retained earnings	See Annual Report 2005, page 55
	Public Sector	
EC 8	Total sum of taxes broken down by country	Not reported
EC 9	Subsidies received broken down by country or region	Not reported
EC10	Donations to community, civil society, and other groups	Page 15
EC 11 until 13		Not reported
	ENVIRONMENTAL PERFORMANCE INDICATORS	
	Materials	
EN 1	Total materials use other than water, by type	Not reported
EN 2	Percentage of materials used that are wastes from external sources	Not reported
	Energy	
EN 3	Direct energy use segmented by primary source	Page 22, 23
EN 4	Indirect energy use	Not reported
	Water	
EN 5	Total water use	Page 24
	Biodiversity	
EN 6	Land owned, leased, or managed in biodiversity-rich habitats	Not reported
EN 7	Major impacts on biodiversity in terrestrial, freshwater, and marine environments	Not reported
	Emissions, Effluents, and Waste	
EN 8	Greenhouse gas emissions	Page 24
EN 9	Use and emissions of ozone-depleting substances	Not reported
EN10	NOx, SOx, and other significant air emissions by type	Page 5, 24
EN11	Total amount of waste by type and destination	Page 25
EN12	Significant discharges to water by type	Page 24
EN13	Significant spills of chemicals, oils, and fuels	Not reported
	Products and Services	
EN14	Significant environmental impacts of principal products and services	Not reported
EN15	Percentage of the weight of products sold that is reclaimable and that is actually reclaimed at end of life	Not reported
	Compliance	
EN16	Incidents of and fines for non-compliance associated with environmental issues	Page 4, 5, 22
EN19	Other indirect energy use (transport)	Not reported
EN 20 until 35		Not reported
	SOCIAL PERFORMANCE INDICATORS	
	Employment	
LA 1	Breakdown of workforce, where possible, by region/country, status	Page 15
LA 2	Net employment creation and average turnover segmented by region/country	Page 4, 5
	Labor/Management Relations	
LA 3	Percentage of employees represented by independent trade union organisations, by region/country	Page 19
LA 4	Policy and procedures involving information, consultation, and negotiation with employees over changes in the reporting organisation's operations (e.g. restructuring)	Page 17
	Health and Safety	
LA 5	Practices on recording and notification of occupational accidents and diseases	Page 19
LA 6	Description of formal joint health and safety committees compromising management and worker committees and proportion of workforce covered by such committees	Not reported
LA 7	Standard injury, lost day, and absentee rates and number of work-related fatalities	Page 19
LA 8	Description of policies or programmes (for the workplace and beyond) on HIV / AIDS	Not applicable
	Training and Education	
LA 9	Average hours of training per year per employee by category of employee	Page 19
	Diversity and Opportunity	
LA10	Description of equal opportunity policies or programmes	Page 17
LA11	Composition of senior management and corporate governance bodies (including board of directors)	Not reported
HR1 until 14	**Human Rights**	Not reported
SO1 until 7	**Society**	Not reported
PR1 until 11	**Product Responsibility**	Not reported

8.2 LEXICON

BSEU	CSM Bakery Supplies Europe.
BSNA	CSM Bakery Supplies North America.
CO_2	Carbon dioxide.
DuVo foundation (Stichting Duurzame Voedingsmiddelenketen)	Foundation for Sustainability in the Food Chain.
GRI Global Reporting Initiative	A long-term, multi-stakeholder, international institution whose mission is to develop and disseminate globally applicable Sustainability Reporting Guidelines.
ISO certification	International Standards Organization, which develops and publishes internationally accepted standards.
KPIs	Key Performance Indicators; a set of indicators that express the performance of a company on a specific issue.
Kyoto Protocol	The Kyoto Protocol is an amendment to the United Nations Framework Convention on Climate Change (UNFCCC), an international treaty on global warming. It also reaffirms sections of the UNFCCC. Countries which have ratified this protocol commit to reduce their emissions of carbon dioxide and five other greenhouse gases, or engage in emissions trading if they maintain or increase emissions of these gases, which have been linked to global warming.
NOx	Nitrogen oxide.
SOx	Sulphur oxide.
TPM (Total Productive Maintenance)	The philosophy of TPM uses the commitment of the people on the factory floor to further improve and smoothen production. A company aims to realize maximum effectiveness from its production systems.
VOC	Volatile Organic Components.
WCFS (Wageningen Centre for Food Sciences)	The WCFS is an alliance of Dutch government, industry and research.

COLOFON

Photography
Taco Anema, Amsterdam

Design
Studio Roozen, Amsterdam

Printing
Drukkerij Mercurius, Wormerveer


SAFETY

CSM nv
P.O. Box 349
1000 AH Amsterdam
The Netherlands
www.csm.nl
T +31 (0)20 590 6216
E communications@csm.nl
I www.csm.nl

2006
Corporate Communications


BAKEMARK
590
US DOT 057322
TRANSPORT



AGENDA 2006

GENERAL SHAREHOLDERS' MEETING, CSM NV

DATE 26 April 2006

TIME 14.30 hours

PLACE OKURA Hotel (Heian room)
Ferdinand Bolstraat 333
Amsterdam

1. **Opening**

2. **Appointment to the Board of Management** *

3. **Report of the Board of Management on calendar year 2005 / Report of the Supervisory Board**
   - Presentation
   - Discussion of the Board of Management Report
   - Discussion of the Supervisory Board Report

4. **Financial Statements 2005**
   - Reservation and dividend policy *
   - Determination of the dividend
   - Adoption of the Financial Statements

5. **Discharge of the Board of Management in respect of its management duties**

6. **Discharge of the Supervisory Board in respect of its supervisory duties**

7. **Remuneration Board of Management** *
   - Commitment Award

8. **Composition of the Supervisory Board** *

9. **Designation of the Board of Management as the competent corporate body** empowered to take decisions – subject to the approval of the Supervisory Board – on the issue of shares, the granting of rights to take up shares, and the restriction or exclusion of statutory pre-emptive rights *

10. **Authorization of the Company** to repurchase shares or depositary receipts of shares in the company *

11. **Withdrawal of (depositary receipts of) shares repurchased by the Company** in order to reduce the subscribed capital *

12. ***(Re)appointment of the Auditors*** *

13. **Announcements and any other business**

14. **Close**

* For explanation, see the following pages.

Registration deadline: 19 April 2006
(See page 7 for the registration procedure)

NOTES TO THE AGENDA

NOTES TO ITEM 2

The Supervisory Board submits a nomination in accordance with Article 10.3 of the Articles of Association for the nomination of three new members of the Board of Management and proposes Messrs N.J.M. Kramer, G.J. van Nieuwenhuyzen and R.P. Plantenberg as the first candidates.

1

1. Name	N.J.M. Kramer (Koos)
Age	46
Current position	CFO CSM nv
Previous positions	(Interim) Director Finance Vroom & Dreesmann, CFO and member of the Executive Board Wessanen NV
Reasons for nomination	The Supervisory Board considers Mr Kramer a suitable candidate, given his managerial qualities, his extensive experience in the field of finance and control, amongst other with listed companies, and his affinity with the CSM activities.

2. Name	J.W.E. van der Klaauw (Jan-Willem)
Age	50
Current position	Director Legal & General Affairs CSM nv

2

1. Name	G.J. van Nieuwenhuyzen (Gilles)
Age	46
Current position	Division Director PURAC
Previous positions	Various positions with Rexam, DSM, McKinsey & Company and Shell
Reasons for nomination	The Supervisory Board considers Mr Van Nieuwenhuyzen a suitable candidate, given his managerial qualities, his knowledge of the CSM activities in general and of the PURAC activities in particular. Mr Van Nieuwenhuyzen's appointment fits in with CSM's policy to steer the business more directly from the top.

2. Name	M.S. ten Doesschate (Maarten)
Age	55
Current position	Group Controller CSM nv

3

1. **Name**	R.P. Plantenberg (Reinoud)
Age	54
Current position	Division Director CSM Bakery Supplies North America
Previous positions	Various functions with Unilever
Reasons for nomination	The Supervisory Board considers Mr Plantenberg a suitable candidate, given his managerial qualities, his knowledge of the CSM activities in general and of the Bakery Supplies activities in particular. Mr Plantenberg's appointment fits in with CSM's policy to steer the business more directly from the top.

2. **Name**	O.W.Ph. van den Berg (Onno)
Age	61
Current position	Corporate Business Controller CSM nv

NOTES TO ITEM 4

Reservation and Dividend Policy

The reservation policy is aimed at creating/retaining sufficient financial scope to realize the growth objectives while maintaining healthy balance sheet ratios. CSM intends to add or charge respectively the profit or loss after payment of the statutory dividend on financing preference shares and after deduction of the proposed dividend on ordinary shares to the company reserves. Developments such as financing needs, acquisitions, divestments, reorganizations or other strategic considerations can lead to adjustments in the reserves and the reservation policy.

Upon adoption of the financial statements holders of cumulative financing preference shares will receive the statutory dividend. The amount of the dividend on the ordinary shares and the type of dividend that the company will pay to its shareholders depend on the financial results of the company, the business climate and other relevant factors. In principle, CSM aims at an even and, if possible, upward trend in the dividend.
The proposed dividend for a financial year is presented to the General Shareholders' Meeting for its approval.
In addition, the Articles of Association allow scope for the payment of an interim dividend.

NOTES TO ITEM 7

Commitment Award

To compensate for the fact that the early retirement scheme has been terminated we propose to make a Commitment Award part of the remuneration package of members of the Board of Management. The Commitment Award is an arrangement under which the granted shares will be blocked until the member of the Board of Management leaves the organization. We have opted for this type of compensation in order to link the interests of the members of the Board of Management further to those of the shareholders.

NOTES TO ITEM 8
It was announced at the meeting op 20 April 2005 that Ms Prof. L.A.A. van den Berghe will resign by rotation. Ms Van den Berghe has intimated that she will stand for reappointment. The Supervisory Board submits a nomination in accordance with Article 12.3 of the Articles of Association and proposes Ms Van den Berghe as the first candidate.
Personal data on the proposed candidates as required under Section 2:142.3 of the Dutch Civil Code.

1. Name	Ms Prof. L.A.A. van den Berghe
Age	54
Nationality	Belgian
Current positions	Professor at the University of Gent, Director of Vlerick Leuven Gent Management School, Director of Belgian Governance Institute
Supervisory Directorships	Belgacom, Electrabel, SHV Holdings N.V., Solvay Pharma B.V.
Shares in CSM	None
Reasons for nomination	Ms Van den Berghe's involvement in various aspects of business, her financial expertise in particular and also her academic background are of great value to CSM.

2. Name	R.J. Schmidt
Age	59
Prior position	Internal Auditor CSM nv
Supervisory Directorships	None
Shares in CSM	None

Furthermore it was announced at the meeting of 20 April 2005 that Prof. A.H.C.M. Walravens will resign after the meeting having served as a Supervisory Board member for 12 years. As Mr Walravens will not be succeeded, the number of members will be reduced from six to five.

NOTES TO ITEM 9
Designation of the Board of Management in accordance with Article 4.10 of the Articles of Association as the competent corporate body empowered to take decisions – subject to the approval of the Supervisory Board – on the issue of shares, the granting of rights to take up shares, and the restriction or exclusion of statutory pre-emptive rights. This designation is requested for all classes of shares for a period of 18 months, starting from 26 April 2006 and is limited to 10% of the subscribed capital as at the date of the decision to issue shares. This percentage will be increased to 20% in the event of mergers and acquisitions.

NOTES TO ITEM 10
Authorization of the Board of Management for a period of 18 months, starting from 26 April 2006 and subject to the approval of the Supervisory Board to repurchase, within the confines of the law and the Articles of Association:

1. paid-up ordinary shares or depositary receipts of ordinary shares in the Company at a price which is no higher than the market price incremented by 10% and which is at least € 0.01. The market price will be the average of the highest price per depositary receipt of share as printed in the Official Stock Exchange List of Euronext Amsterdam nv on each of the five trading days preceding the date of repurchase.
2. paid-up financing preference shares or depositary receipts of financing preference shares in the Company at a price which is equal to the amount to be paid – in accordance with Article 4A of the Articles of Association and the notes in the prospectus of 15 July 2002 – upon withdrawal of these shares.

NOTES TO ITEM 11

Proposal to withdraw (depositary receipts of) shares repurchased by the Company (up to the date of the meeting) in order to reduce the subscribed capital.

The Company has repurchased (depositary receipts of) ordinary and financing preference shares in the Company within the limits of the authorization granted. It is proposed that a still to be specified number of (depositary receipts of) ordinary and financing preference shares repurchased by the Company up to the date of the meeting be withdrawn in order to reduce the subscribed capital.

The Chairman of the meeting will announce at the meeting the exact number of (depositary receipts of) shares which are to be withdrawn. The Board of Management was authorized to repurchase the (depositary receipts of) shares by the General Shareholders' Meeting of 20 April 2005. In compliance with the provisions of the law the withdrawal will not take place before two months have passed since the decision to withdraw was taken.

NOTES TO ITEM 12

Every year, the General Shareholders' Meeting appoints a certified public accountant to audit the financial statements. For some time now, PricewaterhouseCoopers has been CSM's accountant. In general, as is customary in the Netherlands, the Supervisory Board deems it desirable to reconsider the (re)appointment of the accountant at regular intervals. In the process, the Board wants to be able to choose from the four largest accountancy firms in the Netherlands, including the current accountant, PricewaterhouseCoopers. As the selection process is not yet complete, the General Shareholders' Meeting is proposed to refrain from appointing an accountant so that the Supervisory Board, upon completion of the selection process, can itself appoint the accountant.

GENERAL SHAREHOLDERS' MEETING 26 APRIL 2006

PARTICIPATION PROCEDURE

We strongly advise shareholders and depositary receipt holders to travel by public transport to Hotel Okura. Hotel Okura can be reached by tram 25 from Central Station; by tram 12 from Amstel Station; by bus 220, 199 or tram 4 from RAI Station, change to tram 12 or 25 at Victoria-plein.

For people who still prefer to come to the meeting by car, parking facilities will be available in parking garage P2 of the RAI. Shuttle buses will run from the RAI to Hotel Okura between 13.00 and 14.15 hours. They will be waiting at exit 22. The shuttle buses will run again to the RAI after the meeting.

Record date

The CSM Board of Management has decided that the persons entitled to attend the meeting are those listed as at 19 April 2006 in one of the company-designated registers after recognition of all entries and deletions as at that date (record date).

Important notice

In relation to the General Shareholders' Meeting of CSM nv, the main institutions associated with Euroclear Nederland have confirmed not to block the depositary receipts of ordinary shares in CSM nv. These associated institutions are hereby requested, to the extent possible, to communicate the non-blocking of the depositary receipts of ordinary shares for the General Shareholders' Meeting of CSM nv, to their clients. A number of associated institutions has indicated to only block the depositary receipts of ordinary shares of private investors. Please refer to your bank for further information.

Procedure for holders of ordinary shares

1. **Register**
   The register for holders of ordinary shares is the relevant CSM Shareholders' Register, which is maintained by N.V. Algemeen Nederlands Trustkantoor ANT, Amsterdam (ANT). This register lists the names of the shareholders as at the record date.

2. **Applications to attend the General Shareholders' Meeting**
   Shareholders will receive a letter from ANT regarding the application procedure. Applications must be made in writing and reach ANT before 17.30 hours on 19 April 2006. Shareholders who wish to authorize a third party to represent them at the meeting should enclose the particulars of this party when submitting their application. ANT will send out the tickets at the earliest opportunity after 19 April.

3. The above procedure also applies to persons with limited rights to shares.

Procedure for holders of depositary receipts of ordinary shares

1. **Register**
   The records of the institutions affiliated to the Euroclear Nederland are designated as the (sub-)registers of holders of depositary receipts of ordinary shares. These list the names of the depositary receipt holders as at the record date.

2. **Applications to attend the General Shareholders' Meeting**
   Holders of depositary receipts of ordinary shares who wish to attend the CSM General Shareholders' Meeting in person or by proxy

should apply in writing via their own registration institute to ABN AMRO Bank N.V., Securities Operations / Agency Services / Paying Agency (MF 2050), Kemelstede 2, 4817 ST Breda, the Netherlands. Applications must be received by 17.30 hours on 19 April 2006. The tickets will be sent out by ABN AMRO. The institutions affiliated with Euroclear Nederland must submit a declaration to reach ABN AMRO by 17.30 hours on 21 April 2006, stating the number of depositary receipts of ordinary shares held by the respective holder on the registration date and submitted for registration.

3. The above procedure also applies to persons with limited rights to depositary receipts of shares.

Procedure for holders of depositary receipts of financing preference shares

1. **Register**
The register of CSM depositary receipts of financing preference shares which is maintained by N.V. Algemeen Nederlands Trustkantoor ANT, Amsterdam (ANT) is the relevant register for holders of depositary receipts of financing preference shares. This register lists the names of holders of depositary receipts of financing preference shares as at the record date.

2. **Applications to attend the General Shareholders' Meeting**
Holders of depositary receipts of financing preference shares will receive a letter from ANT regarding the application procedure. Written applications must reach ANT by 17.30 hours on 19 April 2006. Persons who wish to authorize a third party to represent them at the meeting should enclose the particulars of this party when submitting their application. ANT will send out the tickets at the earliest opportunity after 19 April.

3. The above procedure also applies to persons with limited rights to depositary receipts of financing preference shares.

Proxy voting and procedure for voting instructions for holders of depositary receipts of ordinary respectively financing preference shares

1. **Proxy voting**
Stichting Administratiekantoor CSM and Stichting Administratiekantoor Financieringspreferente Aandelen CSM have decided to grant proxy voting rights to holders of depositary receipts of ordinary respectively financing preference shares who are personally present or represented at the General Shareholders' Meeting on 26 April 2006.

2. **Procedure for issuing voting instructions**
ANT has been appointed by Stichting Administratiekantoor CSM and by Stichting Administratiekantoor Financieringspreferente Aandelen CSM as the third party to vote in accordance with the written instructions of holders of depositary receipts. Holders of depositary receipts who will not be present at the meeting can instruct ANT to vote on their behalf at the CSM General Shareholders' Meeting. These instructions are issued by filling in a form that should be requested from ANT as soon as possible (Tel: +31 (0)20 5222555, Fax: +31 (0)20 5222500, e-mail: conversie@ant-trust.nl). The form can also be downloaded from the website of CSM (www.csm.nl).
The completed form must reach ANT by 17.30 hours on 19 April 2006.


SERVICE

CSM nv
Nienoord 13
XE Diemen
P.O. Box 349
1000 AH Amsterdam
The Netherlands
+31 (0)20 590 69 11
+31 (0)20 695 19 42
communications@csm.nl
www.csm.nl

Registered office: Amsterdam
Registered Amsterdam no. 33006580



COOPERATION

COLOF[illegible]

Design
Studio Roozen, Amsterdam

Photography
[illegible]o Anema, Amsterdam

Print
Drukkerij Mercurius, Wormerveer

Translation
Consense, Hoofddorp